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Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Johnson Electric

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 23 2008
THOMSON REUTERS

FILE NO. 82- 02416 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DAT : 7/24/08



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 6th June 2008 for the purpose of, among other matters, approving the announcement of the annual results of the Company for the year ended 31st March 2008 for publication and considering the recommendation on the payment of a final dividend.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 2nd May 2008

Website: www.johnsonelectric.com

082-02416

Johnson Electric Holdings Limited

(Stock Code: 179)


JOHNSON
ELECTRIC

innovating motion

Annual Report

2008

JOHNSON ELECTRIC'S BRAND PROMISE

Johnson Electric delivers competitive advantage

Johnson Electric delivers differentiation and innovation through its motion products – subsystems comprising stepper motors, DC motors, switches, solenoids, flexi-circuits, motion control, precision plastics and precision gears.

Johnson Electric is the most reliable partner

Johnson Electric is responsive and flexible; and has the financial stability and organizational integrity to meet all of our commitments and to support our customer's success. Product reliability and assurance of supply are our commitment.

Johnson Electric is "The Safe Choice"

- Financial strength and long standing supplier relationships.
- Unmatched assurance of supply.
- Rigorous supply chain management and complete integrity in compliance with standards.
- Unsurpassed on-time delivery.
- Global logistics support 24/7.
- Collaborative design and project management process.
- Product life cycle support from creation to end-of-life.

CORPORATE PROFILE

Johnson Electric is one of the world's largest providers of motion subsystems and motion components for automotive, medical and industrial applications. Johnson Electric's **goal** is the **creation of shareholder and customer value.**

The Group's business strategy is to be the ultimate product life cycle partner for its customers – from highly innovative and differentiated products all the way to high volume, standard products.

Established in 1959, Johnson Electric ships its products to more than thirty countries in hundreds of different applications and has the capacity to produce over 1 billion motors and motion subsystems each year.

Johnson Electric's principal financial objective is to maximize long-term cash flow by investing in markets and product segments that offer superior growth prospects and in areas where the Group can leverage its substantial resources and competencies.

Johnson Electric has over 40,000 employees and subcontract workers in 20 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in Hong Kong, China, Japan, Israel, Italy, Switzerland, Germany and USA.

Listed on the Stock Exchange of Hong Kong since 1984, Johnson Electric has a sponsored American Depository Receipt Program in the United States through JPMorgan Chase Bank.

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

- * Yik-Chun Koo Wang
  Honorary Chairman
- Patrick Shui-Chung Wang JP
  Chairman and Chief Executive
- Winnie Wing-Yee Wang
  Vice-Chairman
- Richard Li-Chung Wang
  Executive Director
- # Peter Stuart Allenby Edwards
- # Patrick Blackwell Paul
- # Michael John Enright
- # Laura May-Lung Cha SBS, JP
- * Peter Kin-Chung Wang
- # Oscar de Paula Bernardes Neto

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free : (800) 990-1135
International: (781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited	: 179
Bloomberg	: 179:HK
Reuters	: 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
21st – 24th July 2008

Annual General Meeting

24th July 2008

Dividends (per share)

Interim Dividend	: 4.5 HK cents
Paid on	: 4th January 2008
Final Dividend	: 9.8 HK cents
Payable on	: 30th July 2008

FINANCIAL HIGHLIGHTS

For the year ended 31st March 2008

	2008	2007	Percent increase/
	US$M	US$M	(decrease)
Turnover	**2,221**	2,087	6%
EBITDA	**279**	246	14%
Profit before income tax	**170**	136	25%
Profit attributable to shareholders	**131**	110	19%
Capital expenditure	**99**	77	29%
Total equity	**1,133**	963	18%
Earnings per share (US cents)	**3.57**	2.99	19%
Dividend per share (US cents)	**1.83**	1.67	10%

TURNOVER

A compound annual growth rate of 18.5 per cent.


US$M
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

A compound annual growth rate of 12.1 per cent.


US$M
160
140
120
100
80
60
40
20
0
84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

SALES BY PRODUCT APPLICATION

For the year ended 31st March 2008

	2008 US$M	%	2007 US$M	%
Automotive Products Group ("APG")	**1,157**	**52**	1,051	50
Industry Products Group ("IPG")	**716**	**32**	722	35
Other Businesses	**348**	**16**	314	15
Total	**2,221**	**100**	2,087	100


APG
IPG
Other Businesses
2008
2007

SALES BY GEOGRAPHIC DESTINATION

For the year ended 31st March 2008

	2008 US$M	%	2007 US$M	%
Europe	**987**	**44**	896	43
Asia	**710**	**32**	686	33
America	**524**	**24**	505	24
Total	**2,221**	**100**	2,087	100


Europe
Asia
America
2008
2007

A MESSAGE FROM PATRICK WANG

TO OUR SHAREHOLDERS,

Johnson Electric achieved very satisfactory results for the 2008 financial year in the context of operating conditions that continue to be difficult for global component manufacturers. In fact, the headwinds that constrained performance in 2006/07 remain prevalent and, in some aspects, have become stronger over the course of the past twelve months.

Despite the generally tougher economic environment, the Group's underlying operating cash generation improved significantly compared to the prior year. And, while we still have work to do in raising the performance of some of the smaller, newer businesses in the portfolio, the overall competitive and financial position of the Group is very sound.

SUMMARY OF 2007/08 RESULTS

- For the financial year ended 31st March 2008, total sales were US$2,221 million – an increase of 6% compared to the 2007 financial year
- Operating cash flow amounted to US$316 million, an increase of 42%
- Operating profit, after restructuring charges and provisions of US$24 million, increased 20% to US$189 million
- Net earnings attributable to shareholders increased by 19% to US$131 million or 3.57 US cents per share
- Net debt as a percentage of total equity decreased to 26% from 44% a year earlier
- The Board has recommended a final dividend of 1.25 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.83 US cents per share

SALES PERFORMANCE

The increase in total sales by US$134 million to US$2.22 billion reflected the combination of the strength of the Euro and other currencies against the US Dollar, strong growth in cooling fan module sales in North America and China, and continued expansion of the Group's trading activities. Partially offsetting this growth was lower sales of micromotors to the power tools market and weaker than expected sales to the computer equipment segment by Parlex, the Group's flexible printed circuits business.

The Automotive Products Group (APG), the largest operating division, generated sales of US$1,157 million – an increase of 10% over the prior year. European-based automotive industry customers contribute more than 60% of APG's sales and consequently the division benefited from the sustained strength of the Euro currency and generally positive economic conditions in the Euro zone during the year. In addition, the North American cooling fan module business continued to grow market share from a relatively small base; while the same product line in mainland China achieved a healthy double-digit sales increase in a rapidly growing automotive market that is now the second largest in the world.

The Industry Products Group (IPG) recorded sales of US$716 million – a decrease of almost 1% compared to the prior year. Modest sales gains by most IPG business units were more than offset by a decline in sales to power tools motor applications reflecting both the sharp downturn in the North American housing market and competitive price pressures in Asia. To confront the competitive threat at the lower end of some segments where IPG operates, Johnson Electric has recently established a separately managed operating unit to supply standardized "no frills" micromotors to selected customers whose requirements for a low price point outweighs the need for customized engineering and service. The initial results of this innovative, complementary business model have been encouraging.

Other smaller businesses within the Group contributed a combined US$348 million to total sales, an increase of 11% compared to the previous financial year. Johnson Electric Trading, in particular, experienced strong demand for its specialty and recycled metals trading services from an extensive and growing base of small to medium sized customers in mainland China. Parlex Corporation, on the other hand, experienced a slight decline in overall sales due to lower orders from a key computer equipment customer that offset continued strong demand from other industry segments for the company's high quality flexible printed circuit board technology.

IMPROVING PROFITABILITY AND OPERATING CASH FLOW DESPITE STRONG HEADWINDS FROM HIGH RAW MATERIAL PRICES

Gross profit margins increased by 0.9% to 25.4%, reflecting a combination of internal operating improvements and external macro-economic factors. Internally, the profitability of the two main operating divisions benefited from volume and mix improvements as well as better execution of price increases – especially in IPG – to reflect higher input costs. Externally, the business continues to be buffeted by rising copper and steel costs, higher labour costs in China, and the appreciation of the Renminbi currency. However, more than offsetting these negative external factors was the strength of the Euro and other currencies against the US Dollar which was positive for Johnson Electric given the substantial presence that it has developed in Europe over the past several years.

Selling and administrative expenses as a percent of sales reduced slightly and, with higher other income and gains from asset disposals largely offsetting higher restructuring charges and provisions, operating profits increased by 20% to US$189 million. The restructuring provisions of US$24 million related to ongoing initiatives to optimise the Group's global manufacturing footprint as well as a non-cash impairment charge against the book value of an under-utilized US manufacturing facility.

As highlighted earlier, the operating cash flow performance of the Group was particularly encouraging with higher operating profits supplemented by better working capital management. This enabled the Group to further reduce its borrowings and increase its cash reserves to the extent that net debt at the financial year end amounted to US$298 million or 26% of total equity (compared to US$424 million or 44% of total equity a year ago).

BUILDING A STRONGER, MORE ADAPTABLE BUSINESS MODEL

The acceleration of global economic integration combined with advances in technology has meant that manufacturing businesses today are required to cope with change that is unprecedented in terms of its pace and breadth of impact. Sticking to a single tried and tested formula that worked well in the past is increasingly a high risk strategy for corporate success.

For the first four decades in its history, Johnson Electric pursued a strategy focused on building a large-scale manufacturing platform in mainland China to export small precision motors to international customers. While that low-cost manufacturing platform remains a critical source of competitive advantage for the Group, over the most recent decade the strategy has evolved to embrace a broader base of capabilities and technologies that we believe provides Johnson Electric with much stronger, more balanced business model with greater potential to sustain longer term value creation.

Whereas ten years ago the Group operated just two factories in Asia, today we have some thirty manufacturing and assembly plants in fourteen countries on five continents. Our range of motor and motion-related products has expanded dramatically as well – and now extends from the most basic DC motor to sophisticated sub-systems incorporating geared motors, pumps, switches and flexible interconnections.

Some of our plants are geared to serving customers whose particular engineering requirements and lower production volumes demand close geographic proximity; other plants focus on higher volumes and an efficient global supply chain to flow-ship finished goods across continents to a customer's warehouse or assembly plant. Plants located in higher cost countries tend to feature greater degrees of industrial automation; while plants in lower cost countries such as China, Hungary or Poland naturally tend to use more labour-intensive production processes.

The point of this increased scope and breadth to our business is that it enables Johnson Electric to navigate through exceptionally volatile and unpredictable external market conditions with more confidence and lower risk than if we were dependent on a narrower product line or span of operation. In addition, it offers us the potential to deliver a range of solutions to customers across the entire product life cycle that no other competitor can match.

CURRENT TRADING CONDITIONS AND OUTLOOK

The global economy is presently projected to weaken during the second half of calendar 2008 due in large part to the twin crises in the US housing and credit markets, combined with soaring fuel and food prices, which are causing consumers and businesses to curtail expenditure. Although most countries in the Euro zone, especially Germany, still appear to be resisting the worst effects of the US slowdown and financial turmoil, the expectations are that economic activity in Europe will also slow in the coming months.

On the other hand, growth in emerging economies remains extremely robust, helping to support strong exports from developed countries and thus partially cushioning global manufacturers from weaker domestic demand.

At Johnson Electric, as noted earlier, the diversified nature of our customer base is beneficial in mitigating the effects of economic downturns in a particular country or market. Indeed, even in the first weeks of the new 2008/09 financial year, we have yet to see any material weakness in sales trends compared to a year ago – except in power tool motor applications which continues to be soft. In automotive applications – and this is one sector of the US economy which is unquestionably already in recession – we are continuing to achieve modest overall sales gains at the present time.

Management will continue to press forward in aggressively tackling the underperforming business units within our portfolio through tighter cost control, smarter pricing decisions, and ongoing restructuring of the manufacturing footprint. In other areas, we will be working hard to capture more revenue synergies from the thousands of our customers who currently purchase one particular product from one Johnson Electric business but who also recognize the value in being provided with a one-stop, engineered solution that draws on the unique range of innovative technologies that exist across the whole Group. In the coming year, we also plan to increase our focus on and direct resources towards the rapidly developing "BRIC" countries (Brazil, Russia, India and China) and the Middle East.

Inevitably, should the current weakening in the global economy become a more severe and prolonged recession than is presently anticipated or should commodity prices rise substantially above current levels, then Johnson Electric's well-diversified operations will be negatively impacted. Our business units are accordingly taking a relatively conservative and prudent stance in terms of planning and capital budgeting for the year ahead. Based on current trading conditions, however, we are cautiously optimistic that the Group is positioned to deliver sales growth in the range of 5% to 7% in the 2008/09 financial year. Our ability to grow profits, on the other hand, will be made difficult by the ongoing turmoil in commodity prices, currency fluctuations, and other external factors.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 6th June 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

Total Group Sales for the financial year ended 31st March 2008 increased by US$134.2 million, 6.4%, from US$2,086.6 million to US$2,220.8 million. The strength of the Euro and other currencies against the US Dollar contributed US$87.9 million to Group sales compared to the prior year. Excluding this, the underlying growth in Group sales was 2.2%.

Geographical Analysis	2007/08		2006/07		Growth
	US$M	%	US$M	%	%
Europe	987	44	896	43	10.2
Asia	710	32	686	33	3.5
Americas	524	24	505	24	3.8
Total	2,221	100	2,087	100	6.4

In Europe, the sales increase was primarily due to the strength of Euro and Swiss Franc currencies against the US Dollar; excluding these benefits, sales were at a similar level to the prior year. In Asia, growth in our Trading business drove sales increases, but this was partly offset by lower power tools sales. In the Americas, sales increases were primarily driven by strong growth in automotive powertrain cooling applications.

We manage the Group's activities in two segments: Manufacturing and Trading. Group Sales can be analyzed as follows:

Group Sales Analysis	2008		2007		Increase/(decrease)	
	Sales US$M	%	Sales US$M	%	US$M	%
MANUFACTURING SEGMENT	**2,090**	**94**	**1,990**	**95**	**100**	**5**
AUTOMOTIVE PRODUCTS GROUP (APG)	**1,157**	**52**	**1,051**	**50**	**106**	**10**
– MOTORS	811	37	718	34	93	13
Body Climate	*105*	*5*	*99*	*5*	*6*	*6*
Body Instruments	*169*	*8*	*159*	*7*	*10*	*6*
Powertrain Cooling	*428*	*19*	*351*	*17*	*77*	*22*
Powertrain Management	*67*	*3*	*71*	*3*	*(4)*	*(5)*
Chassis Braking	*42*	*2*	*38*	*2*	*4*	*10*
– MOTION AND ACTUATION SYSTEMS	346	15	333	16	13	4
INDUSTRY PRODUCTS GROUP (IPG)	**716**	**32**	**722**	**35**	**(6)**	**(1)**
- MOTORS	525	23	540	26	(15)	(3)
Home Appliances	*196*	*9*	*193*	*9*	*3*	*2*
Power Tools	*141*	*6*	*160*	*8*	*(19)*	*(12)*
Business & Lifestyle	*188*	*8*	*187*	*9*	*1*	*1*
- MOTION AND ACTUATION SYSTEMS	191	9	182	9	9	5
OTHER MANUFACTURING BUSINESSES	**217**	**10**	**217**	**10**	**0**	**0**
TRADING SEGMENT	**131**	**6**	**97**	**5**	**34**	**35**
TOTAL SALES	**2,221**	**100**	**2,087**	**100**	**134**	**6**

MANUFACTURING SEGMENT

The operations which are included in the Manufacturing segment share many common features related to technology, manufacturing processes, supply chain management, brand and channel management, and business model structure. Taken together, these operations offer opportunities for synergies in many areas, including the ability to enhance revenues as well as to share common tasks and costs.

The Manufacturing segment is sub-divided into three divisions which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Manufacturing Businesses.

In the commentary below, the references to currency effects relate to the impact on sales expressed in US Dollar when sales in other currencies are translated at higher rates this year than last year. However, the Company also has costs denominated in currencies other than the US Dollar, and the impact of these currency effects on the manufacturing cost base and on selling, general and administrative expenses is referred to in the Gross Profit and SG&A sections of the Financial Results.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG sales in the period represented 52% of the total turnover of the Group and increased over the prior year by US$106.3 million, or 10.1%, from US$1,050.7 million to US$1,157.0 million. Of this increase, the appreciation of the Euro, Renminbi and other currencies against the US Dollar contributed US$67.8 million. Excluding this effect the underlying sales growth was 3.7%.

The division continued to capture market share in the growth markets of Asia and South America. In North America too, the division strengthened its presence through the introduction of new products and a greater up-take of existing products although the general softening of the North American market adversely impacted sales growth there. In Europe, we maintained our strong presence in the key product markets which we serve and expanded sales of new products.

Sales geographically, are as follows:

	2007/08		2006/07		Growth
	US$M	%	US$M	%	%
Europe	709	61	647	62	10
Asia	157	14	137	13	14
Americas	291	25	267	25	9
Total	1,157	100	1,051	100	10

Motors

Motor sales increased by US$92.8 million, or 12.9%, from US$717.8 million to US$810.6 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$44.5 million. Excluding this effect the underlying sales growth was 6.7%.

While some automotive markets in which we already have a relatively strong presence softened during the year, particularly in North America, we successfully expanded our sales through the introduction of new products, supported some of our customers during their transfers of production to lower-cost regions, and successfully increased our penetration of the fast growing markets in Asia and South America. We have increased our focus in growth markets in parallel with developing new products to meet the needs of our customers in our traditional markets.

Sales of products for body climate applications, including motors for window lift and power seat adjustment, increased by US$5.2 million, or 5.2%, from US$99.3 million to US$104.5 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$3.4 million. Excluding this effect the underlying sales growth was 1.9%. Sales in Europe and Asia demonstrated some growth. In particular, our window lift products were successfully launched in various Asian markets, and this helped to offset a softening North American market where sales marginally declined. Increasingly, our markets require lighter products with equivalent power and we are developing new products to address this need.

Sales of products for body instrumentation applications, including motors for mirrors, headlamps, doorlocks, cinching latches and washer pumps, increased by US$10.0 million, or 6.3%, from US$159.1 million to US$169.1 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$6.4 million. Excluding this effect the underlying sales growth was 2.2%. Sales growth was due to growing demand in China and South America following the transplant of some of our customers' production to lower cost regions, and to the introduction of new products such as steering wheel applications, lumbar support and cinching latch motors. Sales increases in Europe were primarily a result of the favourable Euro exchange rate against the US Dollar but, excluding this effect, sales declined as we discontinued some low margin business in this market.

Sales of products for powertrain cooling applications, comprising mainly cooling fan modules and motors, increased by US$77.4 million, or 22.1%, from US$351.0 million to US$428.4 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$31.3 million. Excluding this effect the underlying sales growth was 13.1%. Sales growth was particularly strong in North America as a result of the ramp-up of new product launches in the previous year plus higher demand for service and spare parts. In Europe, the favourable Euro exchange rate against the US Dollar benefited sales. In Asia, where sales also benefited from the strengthening Renminbi, we increased sales significantly by winning new business and securing growth with existing customers in a rapidly expanding market.

Sales of products for powertrain management applications, including fuel and air pumps and engine air management systems, declined by US$3.8 million, or 5.3%, from US$70.8 million to US$67.0 million despite the contribution of US$2.4 million from the appreciation of the Euro and other currencies against the US Dollar. Excluding this currency effect the underlying decline in sales was 8.7%. Sales in the Americas declined because of lower sales of fuel pump products in North America, but this decline was partially offset by growth for fuel pump products in South America. In Europe, sales were flat with the favourable Euro exchange rate against the US Dollar compensating for lower unit sales for air pumps. However, a number of new products were launched for engine air management and fuel pump applications which helped drive growth in Asia, particularly in China. With fuel efficiency being a major global thrust, this segment with its innovative products is well positioned for growth in flexifuel markets. Moreover, our new engine air management products are designed to address changing emission norms and environmental concerns.

Sales of products for chassis braking applications, including products for braking systems and transfer case actuation, increased by US$3.9 million, or 10.4%, from US$37.6 million to US$41.5 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$1.0 million. Excluding this effect the underlying sales growth was 7.8%. In North America, although sales of products for truck and sports utility vehicles declined due to a downturn in this market this was more than offset by an up-take in product sales for crossover models. In Europe, we experienced a decline in sales which was only partially offset by increased sales of electric parking brake motors. In this business segment we are focusing on developing solutions in braking applications to address consumer safety concerns.

Motion and Actuation Systems

Of the total APG sales in the period, sales of motion and actuation systems increased by US$13.5 million, or 4.1%, from US$332.9 million to US$346.4 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$23.4 million. Excluding this effect, the underlying sales declined by 3.0%.

We are defending our market position in Europe and North America with innovative product offerings designed around consumer comfort and safety and by aggressively introducing motion systems to the Asian market.

Sales of actuation systems, including systems for door-lock, mirror, headlamp adjustment and air conditioning applications, increased by US$10.1 million, or 4.2%, from US$240.0 million to US$250.1 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$16.5 million. Excluding this effect, underlying sales declined by 2.7%. Significant market penetration and ramp-up in Asia partly offset a decline in sales in North America where there was a general market downturn for large trucks. In Europe, after adjusting for the favourable Euro exchange rate against the US Dollar, sales grew modestly, in line with the market. New, more efficient actuators have been developed and are now in production, equipping the business for an expansion in our markets.

Sales of switches, sensors, and solenoid products increased by US$3.5 million, or 3.7%, from US$92.8 million to US$96.3 million. Of this increase, the appreciation of the Euro and other currencies against the US Dollar contributed US$6.9 million. Excluding this effect, the underlying sales declined by 3.7%. Sales in the Americas grew modestly due to the success of our customers' products. In Europe, after adjusting for the favourable Euro exchange rate against the US Dollar, sales declined due to exiting unprofitable non-core product lines. Asia sales were flat, but new products are being developed for that market and should be introducted in the coming year.

INDUSTRY PRODUCTS GROUP ("IPG")

IPG sales in the period decreased US$6.1 million, or 0.8%, from US$722.1 million to US$716.0 million. IPG sales in the period represented 32% of the total turnover of the Group. The appreciation of the Euro and other currencies against the US Dollar contributed US$11.3 million to the division's sales. Excluding this effect, underlying sales declined by 2.4%.

Sales geographically, are as follows:

	2007/08		2006/07		Growth
	US$M	%	US$M	%	%
Europe	192	27	173	24	11
Asia	343	48	369	51	(7)
Americas	181	25	180	25	0
Total	716	100	722	100	(1)

Motors

Sales in the Power Tools, Home Appliances and Business & Lifestyle business units decreased by US$15.3 million, or 2.8%, from US$540.1 million to US$524.8 million. The appreciation of the Euro and other currencies against the US Dollar contributed US$1.3 million to the unit's sales. Excluding this effect, underlying sales decreased by 3.1%.

Sales in the Home Appliances business unit, including products for the white goods, home comfort, floor care and food and beverage preparation segments, increased by US$2.9 million, or 1.5%, from US$193.4 million to US$196.3 million. The effect of exchange rates was not significant. Sales in Europe increased over prior year, driven by growth in motors for white goods and kitchen appliances. Sales in Asia declined marginally, where growth in brush roll applications was offset by a reduction in sales for food preparation and vacuum cleaner applications. Sales were flat in the Americas, where growth in motors for white goods applications was offset by a reduction in motor sales for food preparation, brush roll and vacuum cleaner applications.

Sales in the Power Tools business unit, including products for power tools, garden and outdoor products, and starter applications, decreased by US$19.0 million, or 11.9%, from US$159.9 million to US$140.9 million. The effect of exchange rates was not significant. This decline was primarily the result of a softening US power tools market and a strategic shift away from commodity based products towards differentiated, value-added, innovative solutions. This move has temporarily reduced sales in Asia, from where most of our customers export power tools to US and European markets.

Sales in the Business & Lifestyle business unit, including products for business equipment, personal products, fitness, building automation and security, and audio-visual applications, increased by US$0.8 million, or 0.4%, from US$186.8 million to US$187.6 million. The effect of exchange rates was not significant. Sales growth of 18% in North America and 21% in Europe was driven by new product introductions which increased market share for printer applications and increased demand for home automation applications in those Regions. In Asia, however, stiff price competition experienced in the camera application segment resulted in a reduced level of sales.

Motion and Actuation Systems

Sales in the Actuation Systems business unit, including products for security, heating ventilation and air conditioning (HVAC), and postal sorting applications, increased by US$4.7 million, or 4.5%, from US$104.6 million to US$109.3 million. The appreciation of the Euro and other currencies against the US Dollar contributed US$4.8 million to the unit's sales. Excluding this effect, underlying sales were flat. Motor actuators recorded solid growth, driven by successful new product launches and increased penetration in the HVAC markets and in actuators for vending applications in Europe, but sales of solenoid actuators were flat year on year as sales growth in Europe was offset by equivalent reductions in the Americas and Asia.

Sales in the Switches business unit, including products for home appliances, business machines, industrial equipment, building automation and security, HVAC applications, increased by US$4.5 million, or 5.7%, from US$77.4 million to US$81.9 million. The appreciation of the Euro and other currencies against the US Dollar contributed US$5.2 million to the unit's sales. Excluding this effect, underlying sales declined by 1.0%. Effective distribution management is critical to this business and efforts are being made to grow by expanding indirect sales channels. In addition, switches are becoming an integral part of the sub-systems and motion solutions that we offer to our customers.

OTHER MANUFACTURING BUSINESSES

The Group's other businesses include Parlex Corporation, Saia-Burgess Controls, and China Autoparts, Inc. These businesses are operated under Johnson Electric Capital, an umbrella investment organization which performs two main functions within the Johnson Electric Group. First, it aims to invest in component manufacturing and technology businesses complementary to the Group's growth strategy. Second, it functions as a corporate "incubator" for businesses whose smaller scale or particular situation would benefit from receiving individual and close management oversight to enable them to reach their full potential.

Parlex Corporation, a flexible printed circuit board and interconnect solutions company, delivered sales of US$115.2 million, a decline of 6.6% compared to the prior year. Although sales to most key markets continue to demonstrate very positive demand trends, sales to the printer market were lower than expected.

Saia-Burgess Controls, a successful niche player in the European programmable controls industry, delivered sales of US$68.8 million, an increase of 5.3% over the same period last year. The appreciation of the Euro and other currencies against the US Dollar contributed US$5.3 million to the business's sales. Excluding this effect, underlying sales declined by 2.8%. The business serves both OEM and system integrator customers and its new generation of web-based Human Machine Interface products have been very positively received by the market.

China Autoparts, Inc., the parent company of a leading producer of high quality iron casting parts for the automotive sector in China, delivered sales of US$32.4 million, an increase of 13.7% over the same period last year.

TRADING SEGMENT

Johnson Electric Trading was established in 2004/05 to build a sourcing platform in China to supply global customers with a wide range of motor-related parts and components that are not currently manufactured within Johnson Electric, and to supply speciality metals for local Asian customers.

The business delivered sales of US$131.4 million, an increase of US$34.7 million, or 35.9%, over the prior year. The speciality metals businesses remained relatively steady despite a volatile market environment but a successful diversification into the recycled metal trading business, which started in the second half of the year, helped the sales growth.

JE Trading is continuously exploring new opportunities for growth. Increased sales throughput will leverage the infrastructure of the organization to result in increased profitability.

FINANCIAL RESULTS

Segmental Profit & Loss Accounts

	2008			2007		
	Manu-facturing US$M	Trading US$M	Total US$M	Manu-facturing US$M	Trading US$M	Total US$M
Sales	2,090	131	2,221	1,990	97	2,087
Gross Profit	555	9	564	503	9	512
	26.6%	6.8%	25.4%	25.3%	8.8%	24.5%
Other Income and Gains	19	(1)	18	7	0	7
Selling and Administrative Expenses	(361)	(8)	(369)	(343)	(6)	(349)
	(17.3%)	(6.1%)	(16.6%)	(17.2%)	(6.0%)	(16.8%)
Operating Profit before Restructuring	213	0	213	167	3	170
Restructuring	(24)	0	(24)	(12)	0	(12)
Operating Profit	189	0	189	155	3	158
	9.0%	0.0%	8.5%	7.8%	3.1%	7.6%
Finance Costs	(18)	(1)	(19)	(21)	(1)	(22)
Profit before Income Tax	171	(1)	170	134	2	136
Income Tax	(32)	0	(32)	(22)	(1)	(23)
Profit for the year	139	(1)	138	112	1	113
Minority Interest			(7)			(3)
Profit Attributable to Shareholders			131			110

Sales (5 yrs)
US$M


2,400
1,800
1,200
600
0
04
05
06
07
08

Sales

Total Group Sales for the financial year ended 31st March 2008 increased by US$134.2 million, 6.4%, from US$2,086.6 million to US$2,220.8 million, in line with the sales analysis above.

Gross Profit

Gross profit increased by US$52.1 million, 10.2%, from US$512.2 million to US$564.3 million. As a percentage of sales, gross margin increased by 0.9% of sales from 24.5% to 25.4%.

During the year, changes in the relative value of currencies significantly impacted the reported results and, beyond currencies, there were other shifts in external market factors which had major impacts on our cost base, as detailed below. To help mitigate the adverse impacts on our cost structure which resulted from these currency and market factors, and to improve profitability, we continued to focus on operational improvements throughout the business.

As detailed below, currency contributed to a net increase in gross profit by US$27.7 million, other external factors decreased gross profit by US$20.2 million, and operations initiatives and cost control helped strengthen margins by US$44.6 million in the year.

Currency

The relative strength of the Euro and other European trading currencies against the US Dollar in the year favourably impacted gross profit by US$38.1 million, net. Sales were favourably impacted by US$80.4 million as a result of sales denominated in Euros and other European trading currencies, which reflected the significant proportion of business conducted by the Group in Europe. However, costs were adversely impacted by US$42.3 million as a result of operating costs denominated in Euros.

In Asia, the relative strength of the Chinese Renminbi and other Asian currencies against the US Dollar in the year adversely impacted gross profit by US$10.4 million, net. Sales were favourably impacted by US$7.5 million as a result of sales denominated in Renminbi and other Asian currencies but costs were adversely impacted by US$17.9 million as a result of costs denominated in Renminbi which were incurred in our China operations.

In summary, the net benefit derived from the Euro and other European trading currencies of US$38.1 million was offset by the US$10.4 million of net Renminbi and other Asian currency effects to result in an overall currency benefit to gross profit of US$27.7 million. This benefit amounted to 1.2% of sales.

Other External Factors

Gross profit was adversely impacted by ongoing pressures in a number of key ingredients in the cost structure including the costs of copper, steel, and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$20.2 million in comparison to the prior year, equivalent to 0.9% of sales.

Operations

In our industrial and automotive businesses, increases in volume and improvements in product and market mix as well as improved inventory management and manufacturing yield have contributed to improved gross margins. In addition, pricing actions provided some relief from the adverse effect of rapidly increasing material costs on gross margin. Together, these actions generated US$44.3 million of additional gross profit compared to last year.

In our Parlex business, gross profits were down by US$3.6 million compared to last year. This is primarily due to delays which had occurred in rationalizing the global manufacturing footprint of this business and in improving operational performance. Nevertheless, during the year, progress has been made in re-shaping the business and moving towards profitability.

In the Group's other manufacturing businesses, gross profits grew by US$3.9 million primarily due to a strong performance from the Saia Burgess Controls operation.

In the JE Trading business gross profit was broadly in line with last year. Gross margin decreased from 8.8% to 6.8% primarily as a result of low margins on our start up recycled metals business.

Other Income and Gains

Other income and gains increased by US$10.4 million, from US$7.3 million to US$17.7 million. The majority of the income and gains results from two non-recurring transactions: a gain on the disposal of land and buildings and a profit on the disposal of a non-core associated company (MiCS MicroChemical Systems SA).

Selling, General and Administrative Expenses ("SG&A")

SG&A increased by US$19.6 million, or 5.6%, from US$349.6 million to US$369.2 million. As a percentage of sales, SG&A reduced to 16.6% from 16.8% in the prior year.

The impact of a weaker US Dollar on SG&A costs denominated in other currencies amounted to US$16.3 million in the year. Without this, SG&A increased by 1.0% year on year, and would have been 15.9% of sales. The primary causes of this currency impact relate to the Euro. First, a significant part of SG&A in Europe is denominated in Euro and was translated into US Dollar at higher rates than last year and, second, SG&A includes the impact of forward currency contracts which were settled during the year.

Lower claims, warranty, bad debt and VAT related costs this year accounted for a total improvement of US$8.1 million but this was largely offset by cost increases of US$5.2 million resulting mainly from salary increases and additional freight costs. In addition, a non-recurring litigation and site clean-up related charge of US$4.0 million was incurred to settle actions for environmental contamination from our closed site in Columbus, Mississippi. Although settlement with the majority of plaintiffs was made in February 2007, a further settlement was made this year regarding action taken against the Company by a co-defendant in the case. This litigation is now closed. In our Trading business SG&A increased by US$2.2 million as a result of start up costs related to our recycled metals business.

Restructuring Costs

The Group's restructuring charges of US$24.0 million in the year related to restructuring activities and asset impairments in the US, Europe and Asia.

In the US, these costs included some consolidation of manufacturing and distribution facilities in our Automotive Products Group and the resizing of our Parlex operations. In Europe, costs related primarily to early stage work in new initiatives to simplify the European manufacturing, supply chain, and legal entity footprints. This new initiative seeks to leverage the Group's presence in Europe and to maximize synergies in the Group's infrastructure. In Asia, the costs related primarily to relocation of manufacturing facilities in PRC.

Operating Profit

Operating profit increased by US$31.0 million, 19.7%, from US$157.8 million to US$188.8 million. Excluding the non-recurring contribution of US$11.3 million included in other income and gains, operating profit increased by US$19.7 million, or 12.5%, over the prior year.

The combined currency effects on gross margin and SG&A detailed above resulted in a favourable net impact on profit before tax of US$11.4 million. This benefit amounted to 0.5% of sales.

Finance Costs, net

Net interest expense for the year decreased by US$2.7 million from US$21.5 million to US$18.8 million due to the reduction in net debt levels throughout the year and the decline in interest rates which positively impacted the variable rate loans which make up the majority of the Group's borrowings.

Income Tax Expenses

The income tax expenses increased by US$9.0 million compared to last year, from US$22.9 million to US$31.9 million. This resulted in an effective tax rate for the year of 18.8%, compared to 16.9% for the prior year. Last year's tax charge had included a tax provision release of US$4.9 million without which the rate would have been 20.5%. Each year, the effective tax rate is impacted by changes in the geographic mix of our taxable profits, changes in our supply chain, changes in tax rates in the jurisdictions in which we operate, adjustments to tax provisions from time to time as a result of tax audits, and changes in our deferred tax position.

Profit after Tax

Profit after tax increased by US$25.2 million from the prior year, 22.4%, from US$113.0 million to US$138.2 million. Excluding the non-recurring after-tax contribution of US$9.0 million included in other income and gains and adjusted for tax, profit after tax increased by US$16.2 million, or 14.3%, over the prior year.

Minority Interests

Profits attributable to minority interests increased by US$4.1 million, from US$3.3 million to US$7.4 million, primarily due to increased profits in Ri-Yong derived from a non-recurring gain on the disposal of land and buildings.

Profit Attributable to Shareholders

Profit attributable to shareholders increased by US$21.1 million from the prior year, 19.3%, from US$109.7 million to US$130.8 million. Earnings per share increased from 2.99 US cents per share to 3.57 US cents per share.

Profit Attributable to Shareholders (5 yrs)
US$M


200
150
100
50
0
04
05
06
07
08

Earnings per Share
US cents


6.0
4.5
3.0
1.5
0
04
05
06
07
08

FINANCIAL POSITION AND LIQUIDITY

Analysis of Cash Flows

Simplified Cash Flow	2008 US$M	2007 US$M	Change US$M
Profit before Interest and Tax*	188.8	157.8	31.0
Depreciation and Amortization	90.5	88.2	2.3
EBITDA	**279.3**	**246.0**	**33.3**
Other Non Cash Items in Profit before Tax	1.1	(3.9)	5.0
Working Capital Change	35.4	(19.7)	55.1
Cash from Operating Activities	**315.8**	**222.4**	**93.4**
Capital Expenditure	(98.7)	(67.7)	(31.0)
Proceeds from Sale of Assets and Investments	17.7	14.7	3.0
Operating Cash Flow less Operating Investment Activities	**234.8**	**169.4**	**65.4**
Interest Paid less Interest Received	(23.3)	(25.6)	2.3
Tax Paid less Tax Refunds	(22.7)	(30.1)	7.4
Dividends Paid	(61.2)	(61.2)	–
Treasury Shares, Liquid Securities, Dividends Received	(12.3)	(3.8)	(8.5)
Net Cash Flow	**115.3**	**48.7**	**66.6**
Use of Cash			
Used to Repay Debt	9.6	142.3	
Net Increase/(Decrease) in Cash and Cash Equivalents	105.4	(91.9)	
Movement in Short Term Investments	0.3	(1.7)	
	115.3	**48.7**	
Reconciliation to Net Debt			
Exchange Gains on Cash, Overdrafts and Borrowings	11.5	(5.0)	
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**126.8**	**43.7**	

* *Operating Profit per accounts*

The Group's ability to generate cash from operations continues to be one of its principal strengths. During the year, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, increased by US$93.4 million from US$222.4 million to US$315.8 million, an increase of 42%.

This stronger cash flow was primarily due to the increase of US$31.0 million in profit before interest and tax and to the improvement in working capital management. In the year, cash flow was improved by a reduction in working capital (excluding currency effects) by US$35.4 million and this, compared to an increase in working capital (excluding currency effects) of US$19.7 million last year, resulted in a total year-on-year cash flow improvement of US$55.1 million.

Working Capital and Provisions

Overall, working capital and provisions (excluding interest payable which reduced by US$7.2 million in the year) reduced by US$5.6 million, from US$356.8 million to US$351.2 million. This can be explained as follows:

	Increase/(decrease) US$M
Exchange rate impact	31.2
Other movements	(1.4)
Increase/(decrease) in working capital	(35.4)
Net increase/(decrease) in working capital	(5.6)

Trade and other receivables increased by US$46.7 million, from US$458.9 million to US$505.6 million. US$41.3 million of this increase was due to currency translation changes. Excluding currency translation effects and an increase of US$0.7 million due to a receivable from the sale of an associate company, trade and other receivables increased by US$4.7 million. Trade receivables amounted to US$430.7 million at 31st March 2008, of which 97% was current or aged less than 60 days past due. Daily Sales Outstanding for the Group decreased from 69 days to 68 days reflecting, in particular, improved receivables management in the North American operations.

Trade and other payables, excluding interest payable, increased by US$61.4 million, from US$289.7 million to US$351.1 million. Included in the increase is US$26.0 million of currency translation changes. Excluding currency translation effects, trade and other payables increased by US$35.4 million, mainly due to improved payment terms negotiated with suppliers.

Stocks and work in progress increased by US$18.8 million, from US$251.1 million to US$269.9 million. Included in the increase was US$22.9 million of currency translation changes. Excluding currency translation effects, stocks and work in progress reduced by US$4.1 million, or 1.6%. After adjusting for the currency effects, the sales to stock ratio was improved from 8.3 last year to 8.6 due mainly to improved inventory management in the North American operations and Parlex.

Long-term and short-term provisions were increased by US$9.6 million in the year, from US$63.6 million to US$73.2 million. US$6.9 million of this increase was due to currency translation changes, and US$2.1 million was due to movements in pension and hedging reserves.

Overall the reduction in working capital can be summarized as follows:

	Increase/(decrease) US$M
Debtors	4.7
Creditors	(35.4)
Stock	(4.1)
Provisions	(0.6)
Net increase/(decrease) in working capital	(35.4)

Capital Expenditure (and proceeds from sale of assets and investments)

Capital expenditure increased by US$31.0 million in the year, from US$67.7 million to US$98.7 million. The Group's initiative to set up new facilities and practices related to a new corporate and business unit operating model resulted in some one-time costs. The underlying recurring rate of capital expenditure remained close to depreciation levels.

Proceeds from the sale of assets and investments were US$17.7 million, US$3.0 million higher than last year, primarily due to the disposal of land and buildings and the sale of MiCS MicroChemical Systems SA, a non-core business.

Interest and Tax

Interest paid less interest received was US$23.3 million. This reduction from prior year results mainly from the increase in net cash balances and the reduction in interest rates on debt.

Taxes paid, net of refunds, amounted to US$22.7 million, US$7.4 million lower than last year. Tax refunds were received in the year which relate to the businesses in Germany and Switzerland for prior tax years.


Dividends
US$M
80
60
40
20
0
04
05
06
07
08

Dividends

The final dividend of US$40.0 million for the fiscal year 2006/07 was paid in the year as well as the current year's interim dividend of US$21.2 million.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss, to total equity) was 26%, down from 44% at 31st March 2007.

The lowering of the net borrowings position this year has been enabled mainly by an improved profit performance and by improvements in working capital management, as shown in the table and noted in the comments above.

Net borrowings (total long and short term borrowings net of cash and other financial assets at fair value through profit or loss) reduced overall by US$126.8 million during the year, from US$423.3 million to US$296.5 million. This overall reduction in the net borrowings position results from an increase of US$105.4 million in cash and cash equivalents, a US$9.6 million reduction in borrowings, a US$0.3 million increase in short term investments and an increase of US$11.5 million due to the translation effect of a strong Euro and other currencies on our bank balances and borrowings held in foreign currency.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities provided by its principal relationship banks, which exceed US$240.0 million.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG the major sales generating currencies continue to be the US Dollar, the Euro and the Japanese Yen. For the period to 31st March 2008, 45% of the sales of these business units were in US Dollars, 38% in Euro and the rest in other currencies such as Japanese Yen. The major currencies used for purchases of materials and services are the US Dollar, the Euro, the Hong Kong Dollar and the Japanese Yen. Aside from the US Dollar and the Hong Kong Dollar (which is pegged to the US Dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

INVESTING IN PEOPLE

Johnson Electric is a diverse and multi-national business. As a global corporation our challenge is to develop our existing staff, provide positions of increasing responsibility to employees around the world without regard to race, creed or culture and to attract and retain individuals at all levels in the organization who will dedicate their intelligence and loyalty to improving the performance of the business. To do this we have a number of programmes that assist managers in identifying and developing the capabilities of their subordinates. Some of these are listed below.

Talent and Succession Management

Johnson Electric develops bench strength and enhances management continuity by identifying and developing potential successors for all key roles. At the executive level, succession is reviewed by the Remuneration Committee on an annual basis. For both executives and managers, potential successors have development plans in which clear objectives are established. These plans are monitored by senior management and the CEO.

Performance Management Process ("PMP")

Performance management is actively supported and practiced throughout the Company. Competency standards are established and results are measured. Senior managers and executives are involved in discussions with their supervisors with the objective of discussing business performance, personal accomplishments, organization structure and successors. Also addressed is the relationship between manager and subordinate. This process extends throughout the senior ranks and includes the direct involvement of the CEO.

Developing Johnson Electric's Attributes of Success

The Company believes that excellent business acumen among its senior staff and managers globally is a precondition of success, and steps have been taken to focus on this attribute. Individuals are evaluated against well established data base norms. Coaching calls with the participants' managers and tracking participants' behavioral changes are part of the process. It is expected that this new initiative will be a very worthwhile investment in our people that will lead to "right" recruiting, stronger appreciation of the "MARBLE" values (these are: Make customers successful, Attract and develop great people, Reach higher, Believe in practical solutions, Lead by example, and Excel in execution) and improved business performance.

Learning and Development Programmes

Johnson Electric is committed to continuous learning and growth via on the job training as well as outside courses. For example, Johnson University in Shajing has a number of programmes designed to develop people and their skills. Among the many programmes provided, the "Core Management Programme" is particularly noteworthy. It comprises more than ten topics designed for people leaders of the Company to enhance their management competency.

Johnson University, in collaboration with Nanjing South East University, offers the Master of Science (M.Sc.) degree programme. This programme continues to produce highly qualified and much needed engineers each year. This collaboration model is extended globally to other universities including, for example, the University of Dresden in Germany.

To promote personal development within the Company, scholarships are awarded annually to staff with aspirations to pursue higher degree programmes which can lead to master and doctorial degrees. In addition, there are programmes of professional development. One such programme provides incentives as well as assistance for finance staff to take public examinations leading to professional accounting qualifications.

We believe that the Johnson University and the extensive learning and growth programmes offered by the Company help differentiate Johnson Electric in the ongoing competition for resources and talent.

CORPORATE GOVERNANCE REPORT

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

BOARD OF DIRECTORS

As at 31st March 2008, Johnson Electric's Board consisted of three executive directors and seven non-executive directors (of whom five are independent).

The independent non-executive directors are all experienced individuals from a range of industries and geographies. Their mix of professional skills and experience is an important element in the proper functioning of the Board and in ensuring a high standard of objective debate and overall input to the decision-making process. The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The biographical details of the directors are provided on pages 44 to 48 of this report.

THE BOARD AT WORK

The Board of directors is accountable to shareholders for the activities and performance of the Group. It meets in person on a quarterly basis and on other occasions when a board-level decision on a particular matter is required. The Board has reserved for its decision or consideration matters covering corporate strategy, annual and interim results, directors' appointment, succession planning, risk management, major acquisitions, disposals and capital transactions, and other significant operational and financial matters.

The majority of board meetings are scheduled to last one full day, with directors receiving details of agenda items for decision and minutes of committee meetings in advance of each board meeting.

Although the capacity of any board to involve itself in the details of a large international business is limited, Johnson Electric aims to provide its independent non-executive directors with extensive exposure and access to its operations and management. Over the past six years, the number and duration of board meetings have increased and the board agenda is structured to address the broad spectrum of key governance issues on a regular and systematic basis. Forming part of the continuous professional development programme for directors, visits to the Company's principal operating facilities have been arranged and professional guest speakers are invited to address the Board from time to time.

Major corporate matters that are specifically delegated by the Board to management include the preparation of annual and interim accounts for board approval before public reporting, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory requirements and rules and regulations.

The Group's General Counsel and Chief Financial Officer also attend all board meetings to advise on corporate governance, risk management, statutory compliance, mergers and acquisitions, and accounting and financial matters.

Under the Company's Bye-Law 109(A), one-third of the directors except the executive chairman, who have served longest on the Board, must retire, thus becoming eligible for re-election at each annual general meeting. As such, except the executive chairman, no director has a term of appointment longer than three years.

The Company has arranged for appropriate liability insurance to indemnify its directors for their liabilities arising out of corporate activities. The insurance coverage is reviewed on an annual basis.

COMMITTEES

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full Board on a regular basis. The composition of the committees during 2007/08 and up to the date of this report is set out in the table below.

Directors	Audit Committee	Remuneration Committee	Nomination And Corporate Governance Committee	Board Committee
Executive Directors				
Patrick Shui-Chung Wang			M	M
Winnie Wing-Yee Wang		M		M
Non-Executive Director				
Peter Kin-Chung Wang	M*			
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards			C	
Patrick Blackwell Paul	C		M	
Michael John Enright	M	C		
Laura May-Lung Cha	M#			
Oscar de Paula Bernardes Neto		M		

C – Chairman

M – Member

* *appointed as a member of Audit Committee on 1st August 2007.*

\# *resigned as a member of Audit Committee on 1st August 2007.*

AUDIT COMMITTEE

The majority of the members of the Audit Committee are independent non-executive directors of the Company. The committee is currently comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

Three Audit Committee meetings were held in 2007/08 to discuss and review the following matters together with the Chief Financial Officer, Internal Audit Director and the external auditor:

1. the FY2007 annual results and interim results for FY2008, to ensure that the related disclosures in the financial statements were complete, accurate and fair, and complied with accounting standards, stock exchange and legal requirements, and to submit the same to the Board for approval;

2. the principal accounting policies adopted by the Group;

3. the work done by the internal and external auditor, the relevant fees and terms, results of audits performed by the external auditor and appropriate actions required on any significant control weaknesses;

4. the external auditor's independence, including consideration of their provision of non-audit services;

5. the Group's report on compliance with laws and regulations in the countries in which it operates;

6. the Internal Audit Department's audit plan and ongoing progress reports;

7. the overall adequacy and effectiveness of the internal control and risk management systems; and

8. the amendment to the Terms of Reference of the committee.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

One committee meeting was held in 2007/08. During the financial year, the committee addressed the following:

1. Annual Incentive Plan (AIP) for senior management: Management performance and payments for the 2006/07 financial year were approved as continuance of the current AIP for the 2007/08 financial year;

2. Long term incentive plan for senior management: Annual grants and the inclusion of new senior management in the stock award plan were approved;

3. Global leadership talent management and succession plans: These plans were reviewed and discussed;

4. Remuneration packages and service contracts for senior management: These were reviewed and approved; and

5. Senior management movement and sourcing of senior management: These are reviewed periodically and discussed.

One of the key mandates of the committee is to establish a market competitive total remuneration program for senior management and key employees for the purpose of attracting, motivating and retaining top international leadership talent. To that end, the committee also stays abreast of current and emerging market trends in Asia, North America and Europe.

All global staff positions, including senior management, are sized based on a job evaluation methodology which takes into account management/technical know-how, problem solving and accountability and the Johnson Electric job levels. Individual senior management remuneration acknowledges individual responsibility, contribution and performance. The base salary takes into account factors such as job value, retention and market. The annual incentive plan, when payable, is in addition to the basic salary, is entirely performance-based and has both financial and non-financial objectives. The long term incentive plan is an annual award of Johnson Electric stock given to senior management and is subject to vesting based upon Group service. It is used both as a retention and as a motivation tool, and is designed to encourage growth of long-term shareholder value.

In determining the level of remuneration and fees paid to members of the Board of Directors, a review of current practices in leading Hong Kong global public companies is conducted. Board remuneration consists of an annual retainer with additional fees payable for attendance at committee meetings. Executive directors are not eligible for additional remuneration or fees for Board activities.

No individual director or senior manager approves his or her own remuneration.

Additionally, the committee considers enhancements to the overall remuneration program over the short, medium and long term time horizon while addressing the goals of management development and retention while enhancing shareholder value.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

The Company follows a formal, fair and transparent procedure for the appointment of new directors to the Board. The committee will first consider necessary changes in respect of the structure, size and composition of the Board, identify suitably qualified candidates by considering their professional knowledge and industry experience, personal ethics, integrity and personal skills and time commitments, and makes recommendation to the Board for decision. In accordance with the Bye-Laws of the Company, every newly appointed director is subject to re-election at the following annual general meeting.

No new directors were nominated in 2007/08.

During the financial year, the committee met on one occasion. The following is a summary of work performed by the committee during the financial year:

1. consideration and recommendation of the retiring directors for re-election at the Annual General Meeting;

2. the review of the structure and composition of the Board;

3. consideration of the independence of all the independent non-executive directors; and

4. the review and approval of the corporate governance report and information for the Annual Report and the Interim Report.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

BOARD AND COMMITTEE ATTENDANCE

The Board held four full board meetings in 2007/08 and the average attendance rate was 90%. Details of the attendance of individual directors at board meetings and committee meetings during the 2007/08 financial year are set out in the table below:

	No. of meetings attended/held			
Directors	**Full Board Meeting**	**Audit Committee**	**Remuneration Committee**	**Nomination And Corporate Governance Committee**
Executive Directors				
Patrick Shui-Chung Wang *(Chairman and Chief Executive)*	4/4	–	–	1/1
Winnie Wing-Yee Wang *(Vice-Chairman)*	4/4	–	1/1	–
Richard Li-Chung Wang *(Executive Director)*	4/4	–	–	–
Non-Executive Directors				
Yik-Chun Koo Wang *(Honorary Chairman)*	2/4	–	–	–
Peter Kin-Chung Wang	4/4	1/2*	–	–
Independent Non-Executive Directors				
Peter Stuart Allenby Edwards	4/4	–	–	1/1
Patrick Blackwell Paul	4/4	3/3	–	1/1
Michael John Enright	4/4	3/3	1/1	–
Laura May-Lung Cha	2/4	1/1#	–	–
Oscar de Paula Bernardes Neto	4/4	–	1/1	–
Average attendance rate	90%	89%	100%	100%
Date of meetings	08/06/2007 07/09/2007 07/12/2007 10/03/2008	31/05/2007 06/09/2007 27/11/2007	07/06/2007	07/06/2007

* *appointed as a member of Audit Committee on 1st August 2007.*

\# *resigned as a member of Audit Committee on 1st August 2007.*

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for ensuring that a sound and effective system of internal controls is maintained within the Group, and for reviewing its adequacy and effectiveness through the Audit Committee.

The internal control system, which includes a defined management structure with specified limits of authority and control responsibilities, is designed to (a) help the achievement of business objectives, and safeguard the Group's assets; (b) ensure proper maintenance of accounting records and reliability of financial reporting; and (c) ensure compliance with relevant legislation and regulations.

The following are the key elements underpinning the Group's internal controls and risk management:

- A solid control environment exists with well-defined organizational structure, competent management, and ongoing processes to identify and manage key risks to the achievement of the Group's strategic objectives;

- Policies and procedures are established for ensuring reasonable, but not absolute, assurance against material misstatement or loss and to manage, but not to eliminate, risks of failure in achieving the Group's objectives;

- Systems of controls, including financial, operational, compliance controls and risk management functions, are maintained and monitored by management on an ongoing basis;

- A comprehensive management accounting system is in place to provide financial and operational performance indicators for management review and financial information for reporting and disclosure purposes; and

- Audit Committee reviews reports submitted by external auditor and internal audit reports submitted by the Director, Internal Audit.

Pursuant to a risk-based approach, the Group's Internal Audit Department, under the supervision of the Director, Internal Audit, independently reviews the risks associated with and controls over various operations and activities, and evaluates their adequacy, effectiveness and compliance. Audit findings and recommendations are reported to the Audit Committee, Executive Committee members, and the external auditor. In addition, progress on audit recommendations implementation is followed up on a monthly basis. The results are discussed with the Audit Committee on a periodic basis.

Apart from the above, under the Integrity and Ethics Policy, employees can report any misconduct, impropriety or fraud cases of the Group to the Group's Internal Audit Department through an integrity hotline or in writing in confidence and without the fear of recrimination. In 2007/08, there was no reporting on incident of fraud or misconduct that has material effect on the Group's accounts and overall operations.

Based on the results of evaluations and representations made by the management, the Group's Internal Audit Department and external auditor in 2007/08, the Audit Committee is satisfied that:

- there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group that threaten the achievement of its business objectives;
- a proper system of internal control has been in place in FY2008, and up to the date of approval of the Annual Report; and
- the system of internal control and risk management have been subject to adequate review during the year.

EXTERNAL AUDITOR

Johnson Electric's independent external auditor is PricewaterhouseCoopers. The Audit Committee is responsible for considering the appointment of the external auditor and also reviews any non-audit functions performed by the external auditor for the Group. In particular, the committee will consider, in advance of them being contracted for and performed, whether such non-audit functions could lead to any potential material conflict of interest.

During the 2007/08.financial year, the services (and associated remuneration) provided by PricewaterhouseCoopers to the Group were as follows:

	2007/08	2006/07
	US$M	US$M
Audit	**2.06**	1.96
Taxation	**0.16**	0.33
Due diligence and other advisory services	**0.33**	0.10

DIRECTORS' AND AUDITOR'S RESPONSIBILITIES FOR ACCOUNTS

The Directors' responsibilities for the accounts are set out on page 43, and the responsibilities of the external auditor to the shareholders are set out on page 50.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31st March 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules, except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each annual general meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2008. No incident of non-compliance was noted by the Company to date in 2007/08.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

COMMUNICATIONS WITH SHAREHOLDERS

Johnson Electric uses a number of formal communications channels to account to shareholders for the performance of the Company. These include the annual report and accounts, the interim report, periodic company announcements made through the Stock Exchange, as well as through the annual general meeting. Copies of relevant corporate and financial information are also made available through the Company's website: *www.johnsonelectric.com*.

The Company aims to provide its shareholders and potential investors with high standards of disclosure and financial transparency. In order to provide effective disclosure to investors and potential investors and to ensure they all receive equal access to the same information at the same time, information considered to be of a price sensitive nature is released by way of formal public announcements as required by the Listing Rules. The Company supplements and follows up such announcements through periodic presentations, investor road shows and conference calls with the international investment community. The Company also welcomes comments and questions from shareholders at its annual general meeting.

SOCIAL RESPONSIBILITIES

Johnson Electric is a global organization which dedicated to act in a socially responsible way in its interactions with all stakeholders, shareholders, customers, employees, suppliers, business partners and local communities worldwide.

The Company's commitment to social accountability includes policies on a variety of issues such as human rights, non-discrimination and environmental management. Our goal is for continuous improvement in our Environmental, Health and Safety ("EH&S") initiatives, including reduction of accident frequency and severity and minimizing Johnson Electric's impact on the global environment. The Company's commitment to business excellence is demonstrated, on a continued basis, by a focus on innovation, quality, results, service, and respect for the highest standard of business ethics. We are committed to operating in compliance with all applicable national, state and local laws.

Dedicated teams of experienced staff take responsibility for EH&S management for the major plants and facilities. The following statement guides their activities:

EH&S Mission Statement

- Ongoing environmental, health and safety policies and initiatives will be measured against the safety and wellness of all employees.

- Our actions will lead to sustainable safe and healthy working conditions.

- The highest quality of environmental, health and safety standards possible will be sought.

- Senior management is wholly committed to the objectives of this mission statement.

Health and Safety

We are committed to a "Zero Tolerance" mentality for accidents. It is the responsibility of management to ensure the maintenance of plant facilities and equipment to ensure that physical and health hazards are guarded against or eliminated, and to develop work procedures conducive to an accident and disease free environment. It shall be the responsibility of every supervisor to ensure that his or her employees are trained in and follow all safe work procedures and all pertinent company rules. It shall be the duty of every employee to follow safe work practices and procedures, to observe all regulations pertaining to his/her work, and to cooperate in attaining the objective of an accident free and healthy environment.

All plant managers, supervisors, safety managers and safety officers at all locations are working together to support the notion of "prevention is better than cure".

Environment

Environmental protection is a key corporate policy. To meet our environmental goals, the Company approaches environmental management with the following goals:

- To minimize the ecological effects and impacts from our operations;
- To comply with all the applicable environmental laws and regulations as a minimum;
- To maintain the benefits of a healthy living environment;
- To enable communications with each employee that reinforce that everyone is responsible for the environment;
- To encourage fair and constructive dialogues with regard to environmental issues;
- To lead to the adoption of the "green product" concept in our product and process designs and developments, including the use of materials with recycled content;
- To encourage the use of technologies that can reduce or eliminate the environmental impacts from our operations and products; and
- To be subject to continuous review and improvement via defining appropriate objectives and targets on an ongoing basis.

Various locations have attained ISO 14001 Certification. ISO 14001 standards are used as guidelines in developing and improving the Company's environmental initiatives.

Responsible Corporate Citizen

Johnson Electric and its subsidiary companies provide financial support to a variety of charitable, community, cultural and environmental groups in the various locations around the world in which we do business. We are dedicated to being an active community participant in all of our communities around the world. We endeavor to involve suppliers and business partners in responsible community practices, responsible employment practices and responsible social practices that are sustainable over time. In particular, we try to extend our charitable net to cover projects for education, children and youth development, environmental protection and community building for the future.

A particular source of pride to the organization is our support annually for "One Johnson". This is a yearly gathering for the nearly 27,000 employees living and working at Johnson City in Shajing, Guangdong Province, China. This event features professional entertainment of a wide variety, but also showcases the many talents of the diverse work force at our manufacturing and engineering campus in Shajing. The theme is "One Johnson":

- There is interdependence amongst all our workers and communities;
- We are different nations and cultures, but we share common goals; and
- By example, we seek to foster co-operation and understanding around the world.

This message resonates at Johnson City in January of each year, amid a coming together of thousands of employees, customers, suppliers and friends.

Good corporate social policies are not only desirable but make good business sense. Investment made today in people and communities will be for the benefit of our world tomorrow.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the audited accounts for the year ended 31st March 2008.

Principal Activities

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are shown in note 40 to the accounts.

Results and Appropriations

The results of the Group for the year ended 31st March 2008 are set out in the consolidated profit and loss account on page 54 of the accounts.

The Directors declared an interim dividend of 0.58 US cents (4.5 HK cents) per share, totalling US$21,195,000, which was paid on 4th January 2008.

The Directors recommend the payment of a final dividend of 1.25 US cents (9.8 HK cents) per share, totalling US$46,158,000, payable on 30th July 2008.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 22 to the accounts.

Distributable Reserves

As at 31st March 2008, the distributable reserves of the Company available for distribution as dividends amounted to US$435,999,000, comprising retained earnings of US$340,726,000 and contributed surplus of US$95,273,000 arising from the reorganisation of Johnson Electric Group in 1988 less a bonus issue in 1991.

Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus shall not be distributed to the shareholders if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Donations

During the year, the Group made donations of US$325,000 (2007: US$175,000).

Fixed Assets

Details of the movements in property, plant and equipment are shown in note 5 to the accounts.

Share Capital

Details of the share capital are shown in note 21 to the accounts.

Directors

The Directors during the year and up to the date of this report were:

Yik-Chun Koo Wang
Patrick Shui-Chung Wang *JP*
Winnie Wing-Yee Wang
Richard Li-Chung Wang
Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Michael John Enright
Laura May-Lung Cha *SBS, JP*
Peter Kin-Chung Wang
Oscar de Paula Bernardes Neto

In accordance with Bye-Law 109(A) of the Company's Bye-Laws, Ms. Yik-Chun Koo Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright retire from office by rotation and, being eligible, offer themselves for re-election.

None of the director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

No contracts of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interests, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

The Company is controlled through the Board of Directors which comprises ten Directors. At 31st March 2008, three of the Directors are executive and seven of the Directors are non-executive, of whom five are independent. Their details are set out in the Biographical Details of Directors and Senior Management section on pages 44 to 48.

Disclosure of Interests

DIRECTORS

As at 31st March 2008, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,164,133,880 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 4)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*

3. *These shares were held under a trust of which Richard Li-Chung Wang was the founder.*

4. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 31st March 2008, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the year, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 31st March 2008, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,164,133,880 *(Notes 1 & 2)*	58.91
HSBC International Trustee Limited	Trustee	959,736,528 *(Notes 1 & 3)*	26.12
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note 4)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 918,121,400 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *48,000,000 of the shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

4. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 31st March 2008, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

Share Scheme

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a share option scheme (herein referred to as "the Scheme").

The major terms of the Scheme, in conjunction with the requirements of Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), are as follows:

(a) Purpose

The purpose of the Scheme is to provide incentive or rewards to Participants.

(b) Participants

The participants of the Scheme are

(i) any director (including a non-executive director and an independent non-executive director), employee or consultant of the Group or a company in which the Group holds an equity interest or a subsidiary of such company ("Affiliate"); or

(ii) any discretionary trust whose discretionary objects include any director, employee or consultant of the Group or an Affiliate; or

(iii) a company beneficially owned by any director, employee or consultant of the Group or an Affiliate.

(c) Maximum number of shares

The maximum number of shares which may be issued upon exercise of all options to be granted under the Scheme and any other share option scheme(s) of the Company shall not exceed 2 per cent. of the share capital of the Company in issue from time to time.

The maximum number of shares (issued and to be issued) in respect of which options may be granted under the Scheme to any one grantee in any 12-month period shall not exceed 0.1 per cent. of the share capital of the Company in issue on the last date of such 12-month period unless approval of the shareholders of the Company has been obtained with such grantee and his associates abstaining from voting in accordance with the Listing Rules and a circular is issued.

(d) Time of acceptance and exercise of an Option

There is no specific requirement under the Scheme that an Option must be held for any minimum period before it can be exercised, but the terms of the Scheme provide that the Board has the discretion to impose a minimum period at the time of grant of any particular option. The date of grant of any particular Option is the date when the duplicate offer document constituting acceptance of the Option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 28th day after the Option is offered to the relevant grantee. The period during which an Option may be exercised will be determined by the Board at its absolute discretion, save that no Option may be exercised more than 10 years after it has been granted.

(e) Subscription price for shares

The subscription price for shares shall be a price determined by the Directors, but shall not be less than the higher of

(i) the closing price of shares as stated in the Stock Exchange's daily quotations sheet on the date of the offer of grant, which must be a trading day; and

(ii) the average closing price of shares as stated in the Stock Exchange's daily quotations sheets for the five trading days immediately preceding the date of the offer of grant.

(f) Period of the Scheme

The Scheme will remain in force for a period of 10 years from the date of adoption of such Scheme.

Details of the share options granted under the Scheme as at 31st March 2008 were as follows:–

Type of Grantees	Options held at 01/04/2007	Options forfeited during the year	Options held at 31/03/2008	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	450,000	(100,000)	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
	450,000	(100,000)	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
	375,000	(100,000)	275,000	9.65	31/07/2003	01/07/2005	30/07/2013
	375,000	(100,000)	275,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	(100,000)	-	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	(100,000)	-	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	-	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	-	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	-	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	-	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	2,150,000	(600,000)	1,550,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2008 are as follows:

Total shares granted in Years 2005-2008	Number of shares purchased	Average purchase price (HK$)	Shares vested			Shares to be vested				
			2006	2007	2008	2009	2010	2011	2012	2013
6,480,000	6,480,000	4.31	680,000	780,000	820,000	1,150,000	1,060,000	890,000	680,000	420,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Johnson Electric Group Ten-Year Summary

A summary of the results and of the assets and liabilities of the Group for last ten financial years are set out on pages 132 to 133.

Pre-emptive Rights

No pre-emptive rights exist under Bermudian law in relation to issues of new shares by the Company.

Major Suppliers and Customers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods and services to its 5 largest customers.

Purchase, Sale or Redemption of Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Senior Management

The biographical details of the senior management as at the date of this report are set out in the Biographical Details of Directors and Senior Management section on pages 44 to 48.

Corporate Governance

Principal corporate governance practices as adopted by the Company are set out in the Corporate Governance Report on pages 25 to 35.

Directors' Responsibilities for the Accounts

The Directors are responsible for the preparation of accounts for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing these accounts for the year ended 31st March 2008, the Directors have selected suitable accounting policies and applied them consistently; made judgments and estimates that are prudent and reasonable; and have prepared the accounts on the going concern basis. The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group.

Auditor

The accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for reappointment.

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 6th June 2008

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

Yik-Chun Koo Wang

Non-Executive Director

Honorary Chairman

Yik-Chun Koo Wang, age 91, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited.

Patrick Shui-Chung Wang *JP*

Chairman and Chief Executive

Member of Nomination And Corporate Governance Committee

Patrick Shui-Chung Wang, age 57, obtained his BSc and MSc degrees in Electrical Engineering and received an Honorary Doctorate of Engineering from Purdue University in Indiana, U.S.A. He joined the Johnson Electric Group in 1972 and became a director in 1976 and Managing Director in 1984. In 1996 he was elected Chairman and Chief Executive of the Company. He is the Chairman and a director of the Hong Kong Applied Science and Technology Research Institute Company Limited. He is also a non-executive director and a member of the Audit Committee of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Vtech Holdings Limited and Tristate Holdings Limited, and a director of a charitable organization, Heifer International Hong Kong Limited. He is a son of the Honorary Chairman, Ms. Yik-Chun Koo Wang.

Winnie Wing-Yee Wang

Vice-Chairman

Member of Remuneration Committee

Winnie Wing-Yee Wang, age 61, obtained her BSc degree from Ohio University in U.S.A. She joined the Johnson Electric Group in 1969. She became a director in 1971 and an Executive Director in 1984 and was elected Vice-Chairman in 1996. Ms. Wang is a non-executive director of Tristate Holdings Limited. She is a sister of the Chairman and Chief Executive, Dr. Patrick Wang.

Richard Li-Chung Wang

Executive Director

Richard Li-Chung Wang, age 64, obtained his BSc and MSc degrees in Electrical Engineering from the University of California, Berkeley. He joined the Johnson Electric Group in 1970 and has been Director since 1992. He is an adviser to the Chief Executive. Mr. Wang is a director of UCBH Holdings, Inc. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Peter Stuart Allenby Edwards

Independent Non-Executive Director

Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 60, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies.

Patrick Blackwell Paul

Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 60, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong.

Michael John Enright

Independent Non-Executive Director
Chairman of Remuneration Committee and
Member of Audit Committee

Michael John Enright, age 49, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a director in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is a non-executive director of Shui On Construction and Materials Ltd.

Laura May-Lung Cha *SBS, JP*

Independent Non-Executive Director

Laura May-Lung Cha, age 58, has been an Independent Non-Executive Director of the Company since 2004. She obtained a BA degree from the University of Wisconsin and a JD degree from the Santa Clara University. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in the US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region, a Member of the Standing Committee of The Chinese People's Political Consultative Conference Shanghai Committee, HKSAR Deputy of the 11th National People's Congress PRC, Vice Chairman of the International Advisory Council of the China Securities Regulatory Commission, Non-Executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, a non-executive director of Bank of Communications and an independent non-executive director of Hong Kong Exchanges and Clearing Limited, Baoshan Iron and Steel Company Limited and Tata Consultancy Services Limited. She is also Chairman of the University Grants Committee in Hong Kong, Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption in Hong Kong, a member of the Advisory Board of the Millstein Center of Corporate Governance and Performance at the Yale University, a Senior Advisor to The Investor AB Group in Sweden and a member of the International Council of The Asia Society.

Peter Kin-Chung Wang
Non-Executive Director
Member of Audit Committee

Peter Kin-Chung Wang, age 54, has been a Non-Executive Director of the Company since 1982. He obtained a BSc degree in Industrial Engineering from Purdue University and an MBA degree from Boston University. He is the Chairman and Chief Executive Officer of Tristate Holdings Limited and the Chairman and Managing Director of Hua Thai Manufacturing Public Company Limited. Mr. Wang won the Young Industrialist Awards of Hong Kong in 1998. In 2005, he received the Outstanding Industrial Engineer Award from the School of Industrial Engineering of Purdue University. He is the Chairman of the Hong Kong Garment Manufacturers Association Ltd., a director of the Textile Council of Hong Kong Limited and The Federation of Hong Kong Garment Manufacturers, a member of the Executive Committee of the Hong Kong Shippers' Council, a Court Member of The Hong Kong Polytechnic University and a member of the Textile and Garment Subsector of the Election Committee for electing the Chief Executive of the Hong Kong Special Administrative Region in 2007. He is a brother of the Chairman and Chief Executive, Dr. Patrick Wang.

Oscar de Paula Bernardes Neto
Independent Non-Executive Director
Member of Remuneration Committee

Oscar de Paula Bernardes Neto, age 61, has been an Independent Non-Executive Director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently a partner of Integra Associados and a director of Delphi Corporation, Metalúrgica Gerdau S.A., Gerdau S.A., Companhia Suzano de Papel e Celulose, Satipel S.A., Localiza and São Paulo Alpargatas S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS, Alcoa Brasil and Veirano Associados.

SENIOR MANAGEMENT

Paul Hon-To Tong
Executive Vice President and General Counsel

Paul Hon-To Tong, age 62, obtained a BSc (Economics) degree, a postgraduate Certificate in Management Studies, and a DBA degree from University of London, University of Oxford and International Management Centres, London respectively. He was a Barrister of Middle Temple, England. He was Johnson Electric's Chief Financial Officer between 1995 and 2003. Prior to joining Johnson Electric, he had many years' experience with multinational groups.

Tung-Sing Choi
Senior Vice President, Strategic Manufacturing

Tung-Sing Choi, age 58, is responsible for the global manufacturing management of the Group. He joined the Group in 1968, with more than 30 years of experience in motor component manufacturing, motor assembly processes, and the utilization of machines and fixtures.

Kin-Wah Chu

Chief Executive of Green Vision Holdings Limited

Kin-Wah Chu, age 62, holds a Diploma of Management Studies from Hongkong Polytechnic and a Business Administration Diploma from University of Hull, U.K. He is responsible for Johnson Electric's expansion into metal recycling and related environmental businesses. He joined Johnson Electric in 1979, and held various key positions in its China operations. Mr. Chu is a member of Dean's Advisory Committee (Hongkong, Macau and Taiwan), Market Economy Academy, Peking University, China.

James Randolph Dick

Senior Vice President, Sales & Strategic Marketing

James Randolph Dick, age 54, holds a BSc in Electrical and Electronic Engineering from the University of Paisley in Scotland. He is responsible for developing responses to macro market issues and leading the Company's selling process. He joined the Johnson Electric Group in 1999. He has 30 years experience in high technology management throughout the world. Prior to joining the Group, he held executive positions with Xerox in the U.S.A., IBM in Europe, and most recently with Astec (BSR) Plc, an Emerson company, based in Hong Kong.

Robert Allen Gillette

Senior Vice President, Supply Chain Services

Robert Allen Gillette, age 42, holds a BS degree in Electrical Engineering from Washington University and an MBA concentrating in Operations and Finance from Vanderbilt University. He is responsible for providing leadership and strategic direction in supply chain management for all business units of Johnson Electric. Prior to joining Johnson Electric in 2007, he worked for Emerson and held various operations, marketing and supply chain positions in North America and Asia.

Joseph Alan Guisinger

Chief Executive Officer of Parlex Corporation

Joseph Alan Guisinger, age 41, obtained a BSBA degree in Transportation and Logistics from Ohio State University and a Masters Degree in International Management from Thunderbird. Joseph is currently CEO of Parlex Corporation, a flexible circuits manufacturing subsidiary of Johnson Electric. From 2004 to 2006, he was the Senior Vice President of Supply Chain for Johnson Electric. Prior to joining Johnson Electric in 2004, he worked for Emerson and held different senior positions in supply chain management in Asia and North America.

Christopher John Hasson

Chief Executive of Johnson Electric Capital Ltd

Christopher John Hasson, age 45, educated at Manchester University and London Business School (Corporate Finance and Accounting). He is Chief Executive of Johnson Electric Capital Ltd and is responsible for the Group's direct investment and acquisition activities. Prior to joining Johnson Electric in 2002, he was a partner of The Boston Consulting Group.

Kam-Chin Ko

Senior Vice President, Automotive Products Group – Asia

Kam-Chin Ko, age 42, holds a MSc degree in Manufacturing System Engineering from the University of Warwick, U.K. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Asia. He joined Johnson Electric in 1988 and in previous positions led the Components and Services Group and the Corporate Engineering function. He is a member of The Institute of Engineering and Technology, and a member of the Institute of Industrial Engineers.

Clive Barry Kydd

Senior Vice President and Chief Financial Officer

Clive Barry Kydd, age 58, is a Fellow of the Institute of Chartered Accountants in England & Wales. He is responsible for overall corporate finance, controllership, accounting and reporting, treasury, tax and information technology as well as the coordination of internal audit. Prior to joining Johnson Electric in 2006 he held senior financial positions in multi-national companies which include The Hawker Siddeley Group, The BOC Group, Lucent Technologies and Aliant Inc. He has worked in the US, Canada and Europe and has extensive international experience.

Peter Henry Langdon

Senior Vice President, Human Resources

Peter Henry Langdon, age 59, holds Bachelor's (Hons.) and Master's degrees in Politics and Economics. He joined Johnson Electric in December 2007 and is responsible for human resources, environmental and health & safety. Prior to joining Johnson Electric, he was responsible for human resources and was the Assistant Corporate Secretary for a major international energy service company.

Yue Li

Senior Vice President, Corporate Engineering

Yue Li, age 48, obtained a Bachelor of Science degree from Tsinghua University and also a Ph.D from University of Wisconsin-Madison. He is responsible for overall corporate technology, engineering operations and Value Innovation Programs. Prior to joining Johnson Electric in 2004, he worked for Emerson Electric in St. Louis as director of new products, also for Carrier Corporation in Syracuse as director of power electronics and motor technologies, and for Emergency One Inc. in Florida as vice president of product management.

Marc-Olivier Lorenz

Senior Vice President, Automotive Products Group – Europe and the Americas

Marc-Olivier Lorenz, age 46, obtained a bachelor of business administration degree from HEC Lausanne University, Switzerland. Effective June 2006, he is responsible for the strategic, commercial and operational direction of the Automotive Products Group in Europe and the Americas. In 1999 Marc-Olivier joined the Swiss based Saia-Burgess company and become Director of the Automotive division. Prior to joining Johnson Electric he held various executive positions with Dana Corporation from operational to sales and marketing functions.

Simon Kwong-Yeung Wong

President of Johnson Electric Trading Limited

Simon Kwong-Yeung Wong, age 49, obtained both the Master of Science and Bachelor of Science degrees from University of California, Berkeley. He is responsible for the business operation of Johnson Electric Trading Limited. Prior to joining Johnson Electric in 2004, he joined General Electric Company in 1996 and has held the position of President of GE Appliances, Asia from 1999 to 2004.

Contents of

STATEMENT OF ACCOUNTS

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF JOHNSON ELECTRIC HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of Johnson Electric Holdings Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 51 to 131, which comprise the consolidated and company balance sheets as at 31st March 2008, and the consolidated profit and loss account, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st March 2008 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 6th June 2008

CONSOLIDATED BALANCE SHEET

As at 31st March 2008

	Note	2008 US$'000	2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	5	**409,864**	390,019
Investment properties	6	**38,978**	24,208
Leasehold land and land use rights	7	**22,462**	24,805
Intangibles	8	**775,162**	667,154
Associated companies	10	**1,920**	2,364
Deferred income tax assets	20	**28,892**	30,918
Available-for-sale financial assets	11	**5,833**	5,131
Other financial assets at fair value through profit or loss	15	**8,813**	4,140
		1,291,924	1,148,739
Current assets			
Stocks and work in progress	13	**269,924**	251,170
Trade and other receivables	14	**505,561**	458,859
Derivative financial instruments	12	**15,111**	9,463
Other financial assets at fair value through profit or loss	15	**–**	995
Income tax recoverable		**4,126**	1,817
Bank balances and cash	16	**268,031**	149,282
		1,062,753	871,586
Current liabilities			
Trade and other payables	17	**352,286**	298,055
Current income tax liabilities		**25,642**	14,204
Derivative financial instruments	12	**24,979**	698
Borrowings	18	**37,796**	20,615
Provisions and other liabilities	19	**30,003**	25,539
		470,706	359,111
NET CURRENT ASSETS		**592,047**	512,475
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,883,971**	1,661,214

	Note	2008 US$'000	2007 US$'000
Non-current liabilities			
Borrowings	18	**526,686**	552,900
Derivative financial instruments	12	**84,639**	19,272
Deferred income tax liabilities	20	**96,500**	87,535
Provisions and other liabilities	19	**43,216**	38,117
		751,041	697,824
NET ASSETS		**1,132,930**	963,390
EQUITY			
Share capital	21	**77,704**	82,062
Reserves	22	**978,080**	818,568
Proposed dividends	22	**46,158**	40,035
		1,101,942	940,665
Minority interests		**30,988**	22,725
TOTAL EQUITY		**1,132,930**	963,390

The notes on pages 58 to 131 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

COMPANY BALANCE SHEET

As at 31st March 2008

	Note	2008 US$'000	2007 US$'000
ASSETS			
Non-current assets			
Interest in subsidiaries	9	**1,068,311**	1,116,140
Available-for-sale financial assets	11	**3,850**	5,131
		1,072,161	1,121,271
Current assets			
Other receivables	14	**46**	45
Amounts due from subsidiaries	9	**580,927**	528,149
Derivative financial instruments	12	**1,667**	4,404
Bank balances and cash	16	**259**	484
		582,899	533,082
Current liabilities			
Other payables	17	**1,102**	8,581
Amounts due to subsidiaries	9	**530,898**	521,585
		532,000	530,166
NET CURRENT ASSETS		**50,899**	2,916
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,123,060**	1,124,187
Non-current liabilities			
Borrowings	18	**523,728**	523,304
Derivative financial instruments	12	**82,815**	19,272
		606,543	542,576
NET ASSETS		**516,517**	581,611
EQUITY			
Share capital	21	**77,704**	82,062
Reserves	22	**392,655**	459,514
Proposed dividends	22	**46,158**	40,035
TOTAL EQUITY		**516,517**	581,611

The notes on pages 58 to 131 are an integral part of these financial statements.

PATRICK SHUI-CHUNG WANG
Director

WINNIE WING-YEE WANG
Director

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2008

	Note	2008 US$'000	2007 US$'000
Sales	4	**2,220,792**	2,086,628
Cost of goods sold		**(1,656,452)**	(1,574,401)
Gross profit		**564,340**	512,227
Other income and gains	23	**17,701**	7,336
Selling and administrative expenses	24	**(369,239)**	(349,558)
Restructuring provision and assets impairment	25	**(23,986)**	(12,245)
Operating profit		**188,816**	157,760
Finance costs, net	28	**(18,745)**	(21,523)
Share of profits/(losses) of jointly controlled entities/associated companies		**117**	(302)
Profit before income tax		**170,188**	135,935
Income tax expenses	29	**(31,939)**	(22,932)
Profit for the year		**138,249**	113,003
Attributable to:			
Equity holders of the Company	30	**130,849**	109,696
Minority interests		**7,400**	3,307
		138,249	113,003
Dividends	31	**67,353**	61,230
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	32	**3.57**	2.99
Diluted	32	**3.57**	2.99

The notes on pages 58 to 131 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2008

	Note	2008 US$'000	2007 US$'000
Gain on revaluation of property, plant and equipment transferred to investment properties	6	**4,346**	4,662
Deferred income tax effect on gain on revaluation of property, plant and equipment transferred to investment properties	20	**(760)**	(816)
Available-for-sale financial assets:			
– fair value (losses)/gains	11	**(660)**	304
– release of reserves upon disposal	11	**(159)**	217
Fair value losses on hedging instruments	22	**(13,875)**	(2,273)
Deferred income tax effect on fair value losses on hedging instruments	20	**2,747**	398
Actuarial (losses)/gains of defined benefit plan	19	**(6,688)**	1,798
Deferred income tax effect on actuarial gains/(losses) of defined benefit plan	20	**2,977**	(950)
Capital reserve released on disposal of subsidiaries	22	**(45)**	–
Exchange differences on translation of foreign subsidiaries and associated companies		**110,199**	41,880
Net income recognised directly in equity		**98,082**	45,220
Profit for the year		**138,249**	113,003
Total recognised income for the year		**236,331**	158,223
Attributable to:			
Equity holders of the Company		**226,602**	153,835
Minority interests			
Share of profit for the year		**7,400**	3,307
Exchange differences on translation of foreign subsidiaries		**2,329**	1,081
		236,331	158,223

The notes on pages 58 to 131 are an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st March 2008

	Note	2008 US$'000	2007 US$'000
Cash Flows from Operating Activities	34	**315,923**	222,343
Other operating cash flows			
Interest paid		**(30,765)**	(28,386)
Tax paid		**(22,675)**	(30,086)
		(53,440)	(58,472)
Net Cash Generated from Operating Activities		**262,483**	163,871
Investing and Financing Activities			
Investing activities			
Acquisition of subsidiaries, net of cash acquired	35	**(151)**	9,099
Purchase of property, plant and equipment and leasehold land and land use rights		**(97,126)**	(76,124)
Proceeds from sale of fixed assets	34	**13,786**	12,178
Proceeds from sale of a jointly controlled entity		**–**	1,500
Proceeds from sale of an associated company		**2,697**	–
Purchase of intangible assets		**(1,419)**	(559)
Purchase of available-for-sale financial assets		**(1,986)**	(16)
Purchase of other financial assets at fair value through profit and loss		**(3,000)**	(3,054)
Proceeds from sale of available-for-sale finance assets		**1,180**	1,078
Proceeds from sale of other financial assets at fair value through profit and loss		**124**	1,007
Investments in associated companies		**–**	(165)
Increase in time deposit		**(1,281)**	–
Interest received		**7,380**	6,862
Dividend received from associated companies		**154**	–
Dividends paid to minority interests		**(1,502)**	(4,083)
Net cash used in investing activities		**(81,144)**	(52,277)

	Note	2008 US$'000	2007 US$'000
Financing activities			
Purchase of treasury shares		**(5,103)**	–
Proceeds from borrowings		**80,072**	180,079
Repayments of borrowings		**(89,669)**	(322,350)
Dividends paid		**(61,230)**	(61,230)
Net cash used in financing activities		**(75,930)**	(203,501)
Net Cash Used in Investing and Financing Activities		**(157,074)**	(255,778)
Net Increase/(Decrease) in Cash and Cash Equivalents		**105,409**	(91,907)
Cash and cash equivalents at beginning of the year		**149,282**	238,510
Exchange gains on cash and bank overdrafts		**12,059**	2,679
Cash and Cash Equivalents at the End of the Year		**266,750**	149,282

Analysis of the Balances of Cash and Cash Equivalents

		2008 US$'000	2007 US$'000
Deposits and bank balances		**268,031**	149,282
Less: Time deposit		**(1,281)**	–
Cash and Cash Equivalents at the End of the Year		**266,750**	149,282

The notes on pages 58 to 131 are an integral part of these financial statements.

NOTES TO THE ACCOUNTS

1. General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The Group has global reach, with manufacturing plants and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

These consolidated financial statements are presented in thousands of units of US dollars (US$'000), unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 6th June 2008.

2. Principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, and investment properties, which are carried at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain accounting estimates. It also requires management to exercise judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

In 2007/08, the Group adopted the new / revised standards and interpretations of HKFRS. The effect of adopting the new HKFRS is disclosed in note 37.

2.1 Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to 31st March 2008.

2.2 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

2. Principal accounting policies *(Cont'd)*

2.2 Subsidiaries *(Cont'd)*

Subsidiaries are fully consolidated from the date on which control is transferred to the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the profit and loss accounts.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated profit and loss account. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

2.3 Associated companies

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the profit and loss account, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other long term unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2. Principal accounting policies *(Cont'd)*

2.4 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in US dollars, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equity instruments held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation difference on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss account are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity holders' equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss account as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2. Principal accounting policies *(Cont'd)*

2.6 Property, plant and equipment

Property, plant and equipment other than investment properties (note 2.7) are stated at cost less accumulated depreciation and accumulated impairment losses. Freehold land is not amortised. No depreciation is provided for assets under construction.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged in the profit and loss account during the financial period in which they are incurred.

Depreciation of property, plant and equipment is calculated using the straight-line method. This distributes their cost or revalued amounts over their estimated useful lives, on the following bases:

Buildings on leasehold land	The unexpired term of lease
Buildings situated on freehold land	20 to 50 years
Plant and machinery, equipment, and tools and moulds	2 to 15 years
Furniture and fixtures, motor vehicles, aircraft and computers	3 to 25 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amounts of those assets and are recognised as income or expense in the profit and loss account.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2.7 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the companies in the consolidated Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases. Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs.

2. Principal accounting policies *(Cont'd)*

2.7 Investment properties *(Cont'd)*

After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. These valuations are reviewed annually by external valuers. Investment property that is being redeveloped for continuing use as investment property, or for which the market has become less active, continues to be measured at fair value.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss account during the financial period in which they are incurred.

Changes in fair values are recognised in the profit and loss account.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment under HKAS 16. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the profit and loss account.

2.8 Leasehold land and land use rights

The up-front prepayments made for leasehold land and land use rights are accounted for as operating leases. They are expensed in the profit and loss account on a straight-line basis over the periods of the lease, or when there is impairment, the impairment is expensed in the profit and loss account.

2.9 Intangibles

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries and associated companies at the date of acquisition.

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in investments in associated companies. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill will not reverse. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

Goodwill previously eliminated against reserve prior to 2001 will not be restated or recognised in profit and loss account upon disposal or impairment of an interest in a subsidiary.

2. Principal accounting policies *(Cont'd)*

2.9 Intangibles *(Cont'd)*

(b) Intangible assets (other than goodwill)

Patents, technology, brands and client relationships that are acquired by the Group are stated in the balance sheet at fair value at the date of acquisition less accumulated amortisation and impairment losses.

Research and development costs are expensed as incurred and are only recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Amortisation is calculated using the straight-line method to allocate the cost over the estimated useful life. The estimated useful life for amortisation purposes is:

Patents	3 to 20 years
Technology	15 to 20 years
Brands	25 years
Client relationships	5 to 25 years
Research and development cost	3 to 8 years

2.10 Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet become available for use are not subject to amortisation, but are tested at least annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generated units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, receivables, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Other financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date.

(b) Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date which are classified as non-current assets. Receivables are included in trade and other receivables in the balance sheet (note 2.14).

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the profit and loss account. Financial assets are not recognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the profit and loss account within other (losses)/gains – net, in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

2. Principal accounting policies *(Cont'd)*

2.11 Financial assets *(Cont'd)*

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the profit and loss account as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the profit and loss account as part of other income. Dividends on available-for-sale equity instruments are recognised in the profit and loss account as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group adopted the fair value determined by the financial institutions.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account – is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

2.12 Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a) hedges of a particular risk associated with a recognised liability or a highly probable forecast transaction (cash flow hedge); or

(b) hedges of a net investment in a foreign operation (net investment hedge).

2. Principal accounting policies *(Cont'd)*

2.12 Derivative financial instruments and hedging activities *(Cont'd)*

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 12. Movements on the hedging reserve in shareholders' equity are shown in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months. Trading derivatives are classified as a current asset or liability.

(a) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity.

Amounts accumulated in equity are released in the profit and loss account in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective copper hedging is recognised in the profit and loss account within cost of goods sold. The gain or loss relating to the effective portion of forward foreign exchange contracts hedging sales and purchase transaction denominated in Euro is recognised in the profit and loss account within administrative expenses.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the profit and loss account within other gains/(losses) – net.

(b) Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss of the hedging instrument relating to the effective portion of the hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account within other gains/(losses) – net.

Gains and losses accumulated in equity are included in the profit and loss account when the foreign operation is partially disposed of or sold.

(c) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting and are accounted for at fair value through profit or loss. Changes in the fair value of these derivative instruments that do not qualify for hedge accounting are recognised immediately in the profit and loss account within other gains/(losses) – net.

2. Principal accounting policies *(Cont'd)*

2.13 Stocks and work in progress

Stocks and work in progress are stated at the lower of cost and net realisable value. Cost, calculated on a weighted average basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Costs of inventories include the transfer from equity of any gains/losses on qualifying cash flow hedges relating to purchases of raw materials.

2.14 Trade and other receivables

Trade and other receivables are recognised at fair value less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the profit and loss account. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling and administrative expenses in the profit and loss account.

2.15 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits with banks that are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value, and within three months of maturity at acquisition.

2.16 Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

2.17 Trade payables

Trade payables are recognised at fair value.

2. Principal accounting policies *(Cont'd)*

2.18 Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, including fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the profit and loss account over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

2.19 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is only accounted for if it arises from the initial recognition of an asset or liability in a transaction or event that affects either accounting or taxable profit or loss at the time of such a transaction.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are only recognised to the extent that it is probable a future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is also provided where applicable on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.20 Employee benefits

(a) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Group and/or the employees pay fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

2. Principal accounting policies *(Cont'd)*

2.20 Employee benefits *(Cont'd)*

(a) Pension obligations *(Cont'd)*

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related pension liability.

Based on the recognition policy in Amendment to HKAS 19, actuarial gains and losses are charged or credited to equity in the consolidated statement of recognised income and expense in the period in which they arise.

Past-service costs are recognised immediately in the profit and loss account, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans.

Under the share option scheme, the fair value of the options granted to the employees for their services rendered is recognised as an expense over the vesting period. At each balance sheet date, the management revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the profit and loss account, with a corresponding adjustment to equity.

Under the long-term incentive scheme, shares granted to eligible employees for their services are charged as an expense based on the share price at the grant date.

(c) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

(d) Profit sharing and bonus plan

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

2. Principal accounting policies *(Cont'd)*

2.21 Provisions

Provisions are recognised when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2.22 Revenue recognition

(a) Sales of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(b) Interest income

Interest income is recognised when it is earned on a time-proportion basis using the effective interest method.

(c) Gross earnings from investments in finance leases

Gross earnings from investments in finance leases are recognised on the basis as set out in note 2.23(a).

(d) Rental income

Rental income is recognised on a straight-line basis over the period of the lease.

(e) Royalty income

Royalty income is recognised on an accrual basis.

2.23 Leases

HKAS 17 defines a lease as being an agreement whereby the lessor conveys to the lessee in return for a payment, or series of payments, the right to use an asset for an agreed period of time.

(a) Finance leases as the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income.

Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

When assets are leased out under an operating lease, the asset is included in the balance sheet based on the nature of the asset.

Lease income is recognised over the term of the lease on straight-line basis.

2. Principal accounting policies *(Cont'd)*

2.23 Leases *(Cont'd)*

(b) Finance leases as the lessee

The Group leases certain property, plant and equipment. Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other short-term and other long-term payables. The interest element of the finance cost is charged to the profit and loss account over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

(c) Operating leases as the lessee

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives from the leasing company are charged to the profit and loss account on a straight-line basis over the lease term.

2.24 Dividend distribution

Dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements when the dividends are approved by the Company's equity holders.

2.25 Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the company. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

3. Accounting estimates and judgements

Estimates and judgements are made based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Goodwill impairment test

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.10. The recoverable amounts are determined based on value-in-use calculations. In assessing the value in use, management considers changes in economic conditions and makes assumptions regarding estimated future cashflows and other factors. These calculations require the use of estimates (note 8).

(b) Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business, and for this judgement is required. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(c) Warranty claims

The Group generally offers warranties for its motors and other products. Consequently, management uses historical warranty claims experience as well as recent trends to determine the need for warranty provision. On legal claims brought against the Group by customers, provision will be made based on the judgement on the merits of a warranty claim against the Group, the existence of any obligation under the warranty commitment and the legal opinions.

(d) Useful lives of property, plant and equipment and other intangible assets

The Group's management determine the estimated useful lives, residual values and related depreciation and amortisation charges for the property, plant and equipment and other intangible assets with reference to the estimated periods that the Group intends to derive future economic benefits from the use of these assets. Management will revise the depreciation and amortisation charges where useful lives are different to previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives; actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation and amortisation expense in the future periods interest rates on interest-bearing assets.

4. Segment information

Primary reporting format – business segments

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprised automotive products group (APG), industry products group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group.

The segment results for the year ended 31st March are as follows :

	Manufacturing 2008 US$'000	Trading 2008 US$'000	Group 2008 US$'000
Sales	2,089,393	131,399	**2,220,792**
Segment operating profit	188,624	192	**188,816**
Finance costs	(17,990)	(755)	**(18,745)**
Share of profits of associated companies	117	–	**117**
Profit before income tax	170,751	(563)	**170,188**
Income tax expenses	(31,464)	(475)	**(31,939)**
Profit/(loss) for the year	139,287	(1,038)	**138,249**
Attributable to:			
Equity holders of the Company			**130,849**
Minority interests			**7,400**
			138,249
Total assets			
Segment assets	2,238,150	81,589	**2,319,739**
Associated companies	1,920	–	**1,920**
Deferred income tax assets and income tax recoverable	33,000	18	**33,018**
	2,273,070	81,607	**2,354,677**
Total liabilities			
Segment liabilities	1,047,011	52,594	**1,099,605**
Deferred income tax liabilities and income tax liabilities	121,709	433	**122,142**
	1,168,720	53,027	**1,221,747**
Other information			
Restructuring provision and assets impairment	23,986	–	**23,986**
Capital expenditure:			
– Acquisition of property, plant and equipment and leasehold land	96,014	1,324	**97,338**
– Addition of intangible assets	2	1,553	**1,555**
Addition of property, plant and equipment from the acquisition of subsidiaries	–	34	**34**
Depreciation on property, plant and equipment	71,975	189	**72,164**
Amortisation charge on leasehold land and land use rights	684	–	**684**
Amortisation charge on intangibles	17,777	116	**17,893**

4. Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Sales	1,989,907	96,721	2,086,628
Segment operating profit	155,052	2,708	157,760
Finance costs	(21,258)	(265)	(21,523)
Share of losses of jointly controlled entities and associated companies	(302)	–	(302)
Profit before income tax	133,492	2,443	135,935
Income tax expenses	(22,143)	(789)	(22,932)
Profit for the year	111,349	1,654	113,003
Attributable to:			
Equity holders of the Company			109,696
Minority interests			3,307
Profit for the year			113,003
Total assets			
Segment assets	1,948,076	37,150	1,985,226
Associated companies	2,364	–	2,364
Deferred income tax assets and income tax recoverable	32,735	–	32,735
	1,983,175	37,150	2,020,325
Total liabilities			
Segment liabilities	940,104	15,092	955,196
Deferred income tax liabilities and income tax liabilities	101,202	537	101,739
	1,041,306	15,629	1,056,935

4. Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Other information			
Restructuring provision and assets impairment	12,245	–	12,245
Capital expenditure:			
– Acquisition of property, plant and equipment and leasehold land	76,189	594	76,783
– Addition of intangible assets	6	278	284
Addition of property, plant and equipment from the acquisition of subsidiaries	10,029	–	10,029
Depreciation on property, plant and equipment	70,706	118	70,824
Amortisation charge on leasehold land and land use rights	689	–	689
Amortisation charge on intangibles	17,105	92	17,197

Secondary reporting format – geographical segments

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		**Capital expenditure**		**Segment assets**	
	2008 US$'000	2007 US$'000	**2008 US$'000**	2007 US$'000	**2008 US$'000**	2007 US$'000
Asia	**709,689**	686,181	**69,991**	54,484	**907,503**	728,358
America	**524,096**	504,685	**6,443**	3,851	**203,699**	229,174
Europe	**987,007**	895,762	**22,459**	18,732	**1,208,537**	1,027,694
	2,220,792	2,086,628	**98,893**	77,067	**2,319,739**	1,985,226

5. Property, plant and equipment

Group

	Freehold land and buildings US$'000	Plant and machinery US$'000	Assets under construction US$'000	Other assets* US$'000	Total US$'000
At 1st April 2006					
Cost	166,203	518,977	18,012	292,321	995,513
Accumulated depreciation and impairment	(56,596)	(363,405)	–	(196,969)	(616,970)
Net book amount	109,607	155,572	18,012	95,352	378,543
Year ended 31st March 2007					
Opening net book amount	109,607	155,572	18,012	95,352	378,543
Exchange differences	5,251	3,736	259	2,298	11,544
Acquisition of subsidiaries	3,107	3,879	24	1,549	8,559
Additions	13,651	25,978	12,027	24,172	75,828
Transfer	1,133	2,620	(9,514)	5,761	–
Transfer to investment properties	(575)	–	–	–	(575)
Disposals	(795)	(3,628)	(4,704)	(2,584)	(11,711)
Provision for impairment (note 26)	(95)	(1,250)	–	–	(1,345)
Depreciation	(7,164)	(33,708)	–	(29,952)	(70,824)
Closing net book amount	124,120	153,199	16,104	96,596	390,019
At 1st April 2007					
Cost	192,850	552,892	16,104	314,762	1,076,608
Accumulated depreciation and impairment	(68,730)	(399,693)	–	(218,166)	(686,589)
Net book amount	124,120	153,199	16,104	96,596	390,019
Year ended 31st March 2008					
Opening net book amount	124,120	153,199	16,104	96,596	390,019
Exchange differences	11,498	6,256	167	3,433	21,354
Acquisitions of subsidiaries (note 35)	–	34	–	–	34
Additions	8,616	22,809	20,521	45,392	97,338
Transfer	939	3,908	(17,235)	12,388	–
Transfer to investment properties	(5,990)	–	–	–	(5,990)
Disposals	(1,550)	(2,440)	(625)	(666)	(5,281)
Provision for impairment (note 26)	(8,338)	(3,150)	–	(3,958)	(15,446)
Depreciation	(7,405)	(32,490)	–	(32,269)	(72,164)
Closing net book amount	121,890	148,126	18,932	120,916	**409,864**
At 31st March 2008					
Cost	190,129	591,176	18,932	402,039	1,202,276
Accumulated depreciation and impairment	(68,239)	(443,050)	–	(281,123)	(792,412)
Net book amount	121,890	148,126	18,932	120,916	**409,864**

Freehold land is located in Thailand, Europe and North America.

* Other assets comprise equipment, furniture and fixtures, motor vehicles, aircraft, mould and tools.

6. Investment properties

Group

	2008 US$'000	2007 US$'000
At beginning of the year	24,208	17,202
Exchange differences	524	–
Fair value gains (note 23)	3,095	1,769
Transfer from property, plant and equipment and leasehold land		
– Costs	6,805	575
– Revaluation surplus (note 22)	4,346	4,662
At end of the year	**38,978**	24,208

The investment properties were revalued on an open market value basis as at 31st March 2008 by independent, professionally qualified valuers, DTZ Debenham Tie Leung Limited and Ellwanger & Geiger Limited, both Registered Professional Surveyors.

The Group leases out its investment properties under operating leases of 1 year or more.

The Group's interests in investment properties are analysed as follows:

	2008 US$'000	2007 US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	33,727	24,208
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	5,251	–
	38,978	24,208

7. Leasehold land and land use rights

Group

	2008	2007
	US$'000	US$'000
At beginning of the year	24,805	25,355
Exchange differences	164	112
Additions	–	955
Transfer to investment properties	(815)	–
Acquisition of subsidiaries	–	1,470
Amortisation of prepaid operating lease payment (note 26)	(684)	(689)
Disposals	(1,008)	(2,398)
At end of the year	**22,462**	24,805

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book value are analysed as follows:

	2008	2007
	US$'000	US$'000
In Hong Kong:		
On medium-term lease (between 10 to 50 years)	16,878	18,910
Outside Hong Kong:		
On medium-term lease (between 10 to 50 years)	5,584	5,895
	22,462	24,805

8. Intangibles

Group

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Client relationships US$'000	Development costs US$'000	Total intangibles US$'000
At 1st April 2006							
Cost	366,631	3,407	128,235	52,386	87,522	5,625	643,806
Accumulated amortisation and impairment	–	(2,281)	(3,430)	(838)	(1,958)	(3,707)	(12,214)
Net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
Year ended 31st March 2007							
Opening net book amount	366,631	1,126	124,805	51,548	85,564	1,918	631,592
Exchange differences	23,165	(86)	7,925	3,652	6,388	92	41,136
Acquisition of subsidiaries	1,865	120	–	–	–	–	1,985
Adjustment to goodwill	9,079	–	–	–	–	–	9,079
Acquisition of further interest in subsidiary	275	–	–	–	–	–	275
Additions	–	–	–	–	278	6	284
Amortisation (note 26)	–	(475)	(8,671)	(2,129)	(5,060)	(862)	(17,197)
Closing net book amount	401,015	685	124,059	53,071	87,170	1,154	667,154
At 31st March 2007							
Cost	401,015	3,441	136,160	56,038	94,188	5,723	696,565
Accumulated amortisation and impairment	–	(2,756)	(12,101)	(2,967)	(7,018)	(4,569)	(29,411)
Net book amount	401,015	685	124,059	53,071	87,170	1,154	667,154
Year ended 31st March 2008							
Opening net book amount	401,015	685	124,059	53,071	87,170	1,154	667,154
Exchange differences	73,920	8	22,330	10,794	17,198	96	124,346
Acquisition of subsidiaries	136	–	–	–	–	–	136
Additions	–	–	–	–	28	1,391	1,419
Amortisation (note 26)	–	(319)	(9,134)	(2,266)	(5,363)	(811)	(17,893)
Closing net book amount	475,071	374	137,255	61,599	99,033	1,830	**775,162**
At 31st March 2008							
Cost	475,071	4,168	162,804	68,004	114,337	7,596	831,980
Accumulated amortisation and impairment	–	(3,794)	(25,549)	(6,405)	(15,304)	(5,766)	(56,818)
Net book amount	475,071	374	137,255	61,599	99,033	1,830	**775,162**

8. Intangibles *(Cont'd)*

Impairment test for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) as follows:

	2008 Total US$'000	2007 Total US$'000
Manufacturing	470,228	396,308
Trading	4,843	4,707
	475,071	401,015

In accordance with HKAS 36 "Impairment of Assets", and following the allocation of goodwill to CGUs, the impairment test for goodwill was carried out by comparing the recoverable amounts to the carrying amounts as at the balance sheet date. The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering FY 2008/09. Cashflows from FY 2009 onwards are projected based on conservative financial forecasts using the estimated growth rates for manufacturing and trading CGUs of 0% to 5% (2007: 0% to 3%). The forecast profitability is based on past performance and expected future changes in costs and sales prices. Future cashflows are discounted at 7.3% (2007: 8.4%). The discount rate used is pre-tax and reflects specific risks relating to the relevant CGUs. There was no evidence of impairment arising from tests of reasonable variations of the assumptions used.

9. Subsidiaries

Company

	2008 US$'000	2007 US$'000
Unlisted shares, at cost	1,001,969	1,002,405
Amounts due from subsidiaries		
– non-current portion (note (a))	66,342	113,735
	1,068,311	1,116,140
Amounts due from subsidiaries		
– current portion (note (b))	**580,927**	528,149
Amounts due to subsidiaries		
– current portion (note (b))	**(530,898)**	(521,585)
	50,029	6,564
	1,118,340	1,122,704

Note:

(a) The amounts are unsecured, interest bearing at 3% to 4.4% per annum (2007: 3% to 4% per annum) and are not repayable in the foreseeable future.

(b) The amounts are unsecured, interest-free and repayable on demand except for amounts totaling US$36,000,000 which bear interest at 4.4% per annum (2007: US$20,000,000, interest rate 4% per annum).

Details of principal subsidiaries are shown in note 40.

10. Associated companies

Group

	2008	2007
	US$'000	US$'000
At beginning of the year	2,364	2,271
Exchange difference	299	82
Share of associated companies' results		
– profit/(loss) before income tax	148	(127)
– income tax expense	(31)	(27)
Dividend received	(154)	–
Acquisition of an associated company by a subsidiary	–	165
Disposal of an associated company	(706)	–
At end of the year	**1,920**	2,364

Details of principal associated companies are shown in note 40.

11. Available-for-sale financial assets

	Group		**Company**	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
At beginning of the year	5,131	5,294	5,131	5,294
Additions	1,986	17	3	17
Disposal	(465)	(701)	(465)	(701)
Fair value (losses)/gains transfer to equity (note 22)	(660)	304	(660)	304
Release of reserves upon disposal (note 22)	(159)	217	(159)	217
At end of the year	**5,833**	5,131	**3,850**	5,131

There were no impairment provisions on available-for-sale financial assets in 2008 or 2007.

Available-for-sale financial assets include the following:

	Group		**Company**	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Unlisted securities				
– Unlisted equity investments	**5,833**	5,131	**3,850**	5,131

11. Available-for-sale financial assets *(Cont'd)*

The carrying amounts of Group's available-for-sale financial assets are denominated in the following currencies:

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
US dollars	3,850	5,131	3,850	5,131
Sterling	1,983	–	–	–
Total	**5,833**	5,131	**3,850**	5,131

12. Derivative financial instruments

Group

	Assets		Liabilities	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Interest-rate swaps – held for trading	–	176	–	–
Cross currency interest rate swaps				
– net investment hedge	–	–	82,815	19,272
– others	1,667	4,404	–	–
Forward foreign exchange contracts				
– cash flow hedge (note (a))	197	–	26,803	432
Commodity contracts				
– copper hedging contracts				
(cash flow hedge) (note (b))	12,813	4,883	–	–
– held for trading	434	–	–	266
Total	15,111	9,463	109,618	19,970
Current portion	**15,111**	9,463	**24,979**	698
Non-current portion	–	–	**84,639**	19,272
Total	15,111	9,463	109,618	19,970

Note:

(a) Forward foreign exchange contracts
Gains and losses recognised in the hedging reserve in equity (note 22) on forward foreign exchange contracts as of 31st March 2008 are recognised in the profit and loss account in the periods during which the hedged transaction affects the income statement. This is expected to occur during the next 19 months from the balance sheet date.

(b) Copper hedging contracts
Gains and losses recognised in the hedging reserve in equity (note 22) on copper hedging contracts including copper forward contracts and swaps as of 31st March 2008 are recognised in the profit and loss account in the period or periods during which the hedged transaction affects the income statement. This is generally within 12 months from the balance sheet date.

(c) The maximum exposure to credit risk at the reporting date is the fair value of derivative assets in the balance sheet.

12. Derivative financial instruments *(Cont'd)*

Company

	Assets		Liabilities	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Cross currency interest rate swaps	1,667	4,404	82,815	19,272
Current portion	**1,667**	4,404	–	–
Non-current portion	–	–	**82,815**	19,272
Total	1,667	4,404	82,815	19,272

13. Stocks and work in progress

Group

	2008	2007
	US$'000	US$'000
Raw materials	142,928	139,933
Work in progress	13,182	14,545
Finished goods	113,814	96,692
	269,924	251,170

14. Trade and other receivables

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Trade receivables	437,842	408,178	–	–
Less: provision for impairment of receivables	(7,101)	(9,472)	–	–
Trade receivables – net	430,741	398,706	–	–
Prepayments and other receivables	74,820	60,153	46	45
	505,561	458,859	**46**	45

All trade and other receivables are either repayable within one year or on demand. Accordingly, the fair value of the Group's trade and other receivables are approximately the same as the carrying value.

14. Trade and other receivables *(Cont'd)*

The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on invoice date was as follows:

Group (invoice date)

	2008	2007
	US$'000	US$'000
0-60 days	343,956	326,703
61-90 days	46,714	35,693
Over 90 days	47,172	45,782
Total	437,842	408,178

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers.

The carrying amounts of the Group's trade receivables are denominated in the following currencies:

Group

	2008	2007
	US$'000	US$'000
US dollars	163,093	171,391
Euro	198,841	180,906
RMB	34,763	24,644
Others	41,145	31,237
Total	437,842	408,178

The Group has credit policies in place to review the credit worthiness of all existing and potential customers. Credit terms range between 30 and 90 days. As of 31st March 2008, trade receivables of US$61,018,000 (2007: US$87,014,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivabled is as follows:

Group (due date)

	2008	2007
	US$'000	US$'000
0-60 days	51,587	73,808
61-90 days	5,062	11,342
Over 90 days	4,369	1,864
Total	61,018	87,014

14. Trade and other receivables *(Cont'd)*

Movements on the provision for impairment of trade receivables are as follows:

Group

	2008	2007
	US$'000	US$'000
At beginning of the year	9,472	8,612
Exchange adjustment	633	357
Receivables written off during the year as uncollectible	(4,013)	(239)
Provision for receivable impairment (note 26)	1,525	742
Unused amounts reversed (note 26)	(516)	–
At end of the year	7,101	9,472

The creation and release of provision for impaired receivables have been included in 'provision for impairment of trade receivables' in the income statement (note 26).

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

15. Other financial assets at fair value through profit or loss

Group

	2008	2007
	US$'000	US$'000
Unlisted debt securities	8,813	5,135

The carrying amounts of the above financial assets are classified as follows:

Designated as fair value through profit or loss on initial recognition	8,813	5,135
Current portion	–	995
Non-current portion	**8,813**	4,140
	8,813	5,135

The maximum exposure to credit risk at the reporting date is the fair value of other financial assets at fair value through profit or loss in the balance sheet.

16. Bank balances and cash

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Cash at bank and in hand	192,528	120,057	259	484
Short-term bank deposits within three months of maturity at acquisition	74,222	29,225	–	–
Cash and cash equivalents	266,750	149,282	259	484
Other short-term bank deposits	1,281	–	–	–
	268,031	149,282	**259**	484

The effective interest rate on bank balances and deposits was 2.62% (2007: 3.60%); these deposits have an average maturity of 18 days (2007: 12 days).

The carrying amounts of the Group's bank balances and cash are denominated in the following currencies:

Group

	2008	2007
	US$'000	US$'000
US dollars	149,556	68,306
Euro	66,751	37,313
RMB	30,139	22,155
Others	21,585	21,508
Total	**268,031**	149,282

17. Trade and other payables

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Trade payables	227,425	182,976	–	–
Accrued expenses and sundry payables	124,861	115,079	1,102	8,581
	352,286	298,055	**1,102**	8,581

17. Trade and other payables *(Cont'd)*

The fair value of the Group's trade and other payables are approximately the carrying value. The ageing analysis of trade payables based on invoice date was as follows:

	2008	2007
	US$'000	US$'000
0-60 days	181,501	148,275
61-90 days	32,550	11,454
Over 90 days	13,374	23,247
Total	227,425	182,976

The carrying amounts of the Group's trade payables are denominated in the following currencies:

Group

	2008	2007
	US$'000	US$'000
US dollars	82,881	41,150
Euro	68,768	67,222
RMB	25,152	25,255
Others	50,624	49,349
Total	227,425	182,976

18. Borrowings

	Group		**Company**	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Bank borrowings	561,057	570,481	523,728	523,304
Other loans	3,425	3,034	–	–
Total	564,482	573,515	523,728	523,304
Current				
Bank borrowings	37,329	20,177	–	–
Other loans	467	438	–	–
	37,796	20,615	–	–
Non-current				
Bank borrowings (note)	523,728	550,304	523,728	523,304
Other loans	2,958	2,596	–	–
	526,686	552,900	**523,728**	523,304
Total	564,482	573,515	523,728	523,304

18. Borrowings *(Cont'd)*

The maturity of borrowings is as follows:

	Group				Company	
	Bank borrowings		Other loans		Bank borrowings	
	2008	2007	**2008**	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Within one year	37,329	20,177	467	438	–	–
In the second year	–	6,000	–	377	–	–
In the third to fifth year (note)	523,728	544,304	1,606	1,094	523,728	523,304
After the fifth year	–	–	1,352	1,125	–	–
	561,057	570,481	3,425	3,034	523,728	523,304

Interest is charged on the outstanding balances at 1.95% to 5.77% per annum (2007 : 1.95% to 5.93% per annum).

The carrying amounts of the above loans approximate their fair value as at 31st March 2008.

Note:

At 31st March 2008, the Group had a five-year loan in the amount of US$525,000,000 (2007: US$525,000,000) which is wholly repayable on the final maturity date of 31st March 2011.

US$258,964,000 out of this five-year loan was swapped into CHF339,000,000 under a cross currency interest rate swap with the same maturity date on 31st March 2011.

The carrying amounts of the borrowings (bank loans and other loans) are denominated in the following currencies:

	Group		Company	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Hong Kong dollar	22,975	12,194	–	–
US dollar	537,286	558,070	523,728	523,304
Euro	3,788	2,768	–	–
Other currencies	433	483	–	–
	564,482	573,515	523,728	523,304

19. Provisions and other liabilities

Group	Other pension costs US$'000	Re-structuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2006	3,192	12,249	30,335	8,661	12,608	1,004	68,049
Exchange differences	22	847	3,156	–	(647)	–	3,378
Provisions	104	12,245	4,352	–	17,172	106	33,979
Utilised	(2,083)	(16,316)	(7,935)	(565)	(13,053)	–	(39,952)
Actuarial gains recognised in equity	–	–	(1,798)	–	–	–	(1,798)
At 31st March 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
Current portion	180	9,025	–	254	16,080	–	25,539
Non-current portion	1,055	–	28,110	7,842	–	1,110	38,117
At 31st March 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
At 1st April 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
Exchange differences	51	906	5,182	–	1,677	9	7,825
Provisions	322	12,800	5,125	179	10,891	131	29,448
Utilised	(283)	(11,414)	(11,618)	(254)	(10,750)	(79)	(34,398)
Actuarial losses recognised in equity	–	–	6,688	–	–	–	6,688
At 31st March 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Current portion	325	11,317	–	356	17,898	107	**30,003**
Non-current portion	1,000	–	33,487	7,665	–	1,064	**43,216**
At 31st March 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219

19.1 Retirement benefit plans and obligations

Defined benefit pension plans

The Group's defined benefit plans provide employees coverage related to old age pension, early retirement pension, disability pension, and widow pension. Defined benefit plans in Europe are valued by independent external actuaries.

The Group's defined benefit plans provide pensions to employees after meeting certain age/service conditions. Pensions are based on specific pension rates applied to the employees' years of service and pensionable earnings.

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

The assets of the funded plans are held independently of the Group assets in separate trustee administered funds. The Group's major plans were valued by qualified actuaries as at 31st March 2008 and 31st March 2007 using the project unit credit method to account for the Group's pension accounting costs.

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows:

	2008 US$'000	2007 US$'000	2006 US$'000	2005 US$'000
Present value of defined benefit obligations	166,402	145,026	132,738	14,206
Fair value of plan assets	(132,915)	(116,916)	(102,403)	–
	33,487	28,110	30,335	14,206

(a) Present value of defined benefit obligations

The movement in the present value of defined benefit obligations recognised in the balance sheet is as follows:

	2008 US$'000	2007 US$'000
At beginning of the year	145,026	132,738
Current service cost (note 19.1.2)	7,532	4,474
Interest cost (note 19.1.2)	5,131	4,962
Contributions by plan participants	–	2,370
Actuarial gains (note 19.1.3)	(3,642)	(1,284)
Exchange differences	25,721	12,173
Benefits paid	(11,376)	(10,011)
Curtailments (note 19.1.2)	(1,876)	–
Settlement	(114)	(396)
At end of the year (note 19.1.1.c)	166,402	145,026

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows: *(Cont'd)*

(b) Fair value of plan assets

	2008	2007
	US$'000	US$'000
The movement in the fair value of plan assets of the year is as follows:		
At beginning of the year	116,916	102,403
Expected return on plan assets (note 19.1.2)	5,662	5,084
Actuarial (losses)/gains (note 19.1.3)	(10,330)	514
Exchange differences	20,539	9,017
Employer contributions	3,691	5,924
Employee contributions	4,699	2,370
Benefits paid	(8,262)	(8,396)
At end of the year	132,915	116,916

The actual loss on plan assets was US$4,668,000 (2007 actual return: US$ 5,598,000).

Plan assets

The plan asset mix is established through consideration of many factors, including assumption of tolerance for fluctuation in market values, portfolio diversification and the targeted long-term rate of return for the assets. Foreign exchange risk is inherent in the asset mix policy and foreign currency fluctuations may significantly affect the return on the assets held by the trustees of the funds.

Over the past 3 years, our weighted average rate of return for our defined benefits pension plan was 2.6% per annum.

Plan assets comprised the following:

	2008		2007	
	US$'000	**Percentage**	US$'000	Percentage
Equity	58,021	44%	62,010	53%
Debt	47,242	35%	40,707	35%
Others (mainly property investment)	27,652	21%	14,199	12%
	132,915	100%	116,916	100%

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.1 The amounts recognised as a net liability in the balance sheet are determined as follows: *(Cont'd)*

***(b) Fair value of plan assets** (Cont'd)*

Plan assets *(Cont'd)*

Experience adjustments are as follows:

	2008	2007	2006	2005
	US$'000	US$'000	US$'000	US$'000
Experience adjustments on plan liabilities	(286)	397	482	–
Experience adjustments on plan assets	99	–	–	–

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yields on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Expected contributions to post-employment benefit plans for the year ending 31st March 2009 are US$711,000.

(c) The defined benefit obligations are analysed as follows:

	2008	2007
	US$'000	US$'000
Present value of funded obligations	140,232	116,807
Present value of unfunded obligations	26,170	28,219
Present value of funded/unfunded obligations	166,402	145,026

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Defined benefit pension plans *(Cont'd)*

19.1.2 The amounts recognised in the profit and loss account are as follows:

	2008 US$'000	2007 US$'000
Current service cost (note 19.1.1.a)	7,532	4,474
Interest cost (note 19.1.1.a)	5,131	4,962
Expected return on plan assets (note 19.1.1.b)	(5,662)	(5,084)
Past service cost	7	–
Gains on curtailment (note 19.1.1.a)	(1,876)	–
Expensed in profit and loss account for pensions benefits included in staff costs (note 27)	5,132	4,352

19.1.3 The amounts recognised through equity are as follows:

	2008 US$'000	2007 US$'000
Actuarial gains on obligation (note 19.1.1.a)	3,642	1,284
Actuarial (losses)/gains on plan assets (note 19.1.1.b)	(10,330)	514
Net actuarial (losses)/gains (note 22)	(6,688)	1,798
Less: deferred taxation on actuarial (losses)/gains (note 22)	2,977	(950)
Total (losses)/gains, included in equity	(3,711)	848

The principal actuarial assumptions used were as follows:

	2008 Percentage	2007 Percentage
Discount rate	3% – 6%	3% – 5.1%
Expected return on plan assets	0% – 7%	0% – 7%
Future salary increases	0% – 4%	0% – 3%
Future pension increases	0% – 3%	0% – 3.2%

Mortality rates

Assumptions regarding future mortality experience are set based on advice, published statistics and experience in each territory.

19. Provisions and other liabilities *(Cont'd)*

19.1 Retirement benefit plans and obligations *(Cont'd)*

Mortality rates *(Cont'd)*

The life expectancy in years of a pensioner retiring at age 65 on the balance sheet date is as follows:

	2008	2007
Male	18.2	16.8
Female	20.4	20.6

19.2 Pensions – Defined contribution plans

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and the Mandatory Provident Fund ("MPF") Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions made by the employer to the ORSO Scheme are based on 5% of the basic salary of the employees.

The Group also operates other defined contribution retirement schemes which are available to certain employees in the United States of America, Europe and PRC.

Contributions are charged to profit and loss account as incurred and may be reduced by contributions forfeited from those employees who leave the ORSO scheme prior to vesting fully in the contributions. At 31st March 2008, the balance of the forfeited contributions was US$613,000 (2007: US$523,000). The forfeited contribution (2007: Nil) during the year will be available to offset the future contributions to the retirement scheme.

19.3 Finance lease liabilities

Properties, plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2008 **US$'000**	2007 US$'000
Cost – capitalised finance leases	12,640	10,915
Accumulated depreciation and impairment	(6,805)	(637)
Net book amount	5,835	10,278

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

19. Provisions and other liabilities *(Cont'd)*

19.3 Finance lease liabilities *(Cont'd)*

Gross finance lease obligation – minimum lease payments:

	2008 **US$'000**	2007 US$'000
Not later than 1 year	1,278	1,188
Later than 1 year and not later than 5 years	5,359	5,075
Later than 5 years	7,254	8,604
	13,891	14,867
Future finance charges on finance leases	(5,870)	(6,771)
Present value of finance lease liabilities	8,021	8,096

The present value of finance lease liabilities is as follows:

	2008 **US$'000**	2007 US$'000
Not later than 1 year	356	254
Later than 1 year and not later than 5 years	2,247	1,751
Later than 5 years	5,418	6,091
	8,021	8,096

20. Deferred income tax

The gross movement on the deferred income tax account is as follows:

	2008 **US$'000**	2007 US$'000
At beginning of the year	(56,617)	(55,407)
Exchange differences	(12,763)	(3,916)
Transfer to profit and loss account (note 29)	(3,192)	4,074
Tax charged to equity	4,964	(1,368)
At end of the year	(67,608)	(56,617)
Shown as:		
Deferred income tax assets	**28,892**	30,918
Deferred income tax liabilities	**(96,500)**	(87,535)
At end of the year	(67,608)	(56,617)

20. Deferred income tax *(Cont'd)*

The movement in deferred tax assets/(liabilities) during the year is as follows:

	Provisions		Accelerated tax depreciation		Impairment of assets		Tax losses		Fair value gain		Others		Total	
	2008	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
At beginning of the year	8,629	7,458	(28,253)	(26,506)	3,905	3,905	26,413	28,994	(67,707)	(66,316)	396	(2,942)	(56,617)	(55,407)
Increase in deferred income tax assets/liabilities														
Exchange differences	841	203	(1,700)	(625)	–	–	1,594	1,129	(13,233)	(4,478)	–	(145)	(12,498)	(3,916)
Credited/(charged) to profit and loss account	–	968	–	(1,122)	–	–	–	–	–	–	–	–	–	(154)
Taxation charged to equity	–	–	–	–	–	–	–	–	–	(1,368)	3,039	–	3,039	(1,368)
	841	1,171	(1,700)	(1,747)	–	–	1,594	1,129	(13,233)	(5,846)	3,039	(145)	(9,459)	(5,438)
Decrease in deferred income tax assets/liabilities														
Exchange differences	–	–	–	–	–	–	–	–	–	–	(265)	–	(265)	–
Credited/(charged) to profit and loss account	(1,610)	–	3,042	–	–	–	(6,970)	(3,710)	2,712	4,455	(366)	3,483	(3,192)	4,228
Taxation charged to equity	(62)	–	–	–	–	–	–	–	1,987	–	–	–	1,925	–
	(1,672)	–	3,042	–	–	–	(6,970)	(3,710)	4,699	4,455	(631)	3,483	(1,532)	4,228
At end of the year	7,798	8,629	(26,911)	(28,253)	3,905	3,905	21,037	26,413	(76,241)	(67,707)	2,804	396	(67,608)	(56,617)
Shown as:														
Deferred income tax assets	8,743	9,194	(7,931)	(7,151)	3,905	3,905	20,160	24,139	–	–	4,015	831	**28,892**	30,918
Deferred income tax liabilities	(945)	(565)	(18,980)	(21,102)	–	–	877	2,274	(76,241)	(67,707)	(1,211)	(435)	**(96,500)**	(87,535)
	7,798	8,629	(26,911)	(28,253)	3,905	3,905	21,037	26,413	(76,241)	(67,707)	2,804	396	(67,608)	(56,617)
Additional information – Gross analysis:														
Gross deferred income tax assets	8,743	9,194	–	–	3,905	3,905	21,037	26,413	–	–	4,015	831	37,700	40,343
Gross deferred income tax liabilities	(945)	(565)	(26,911)	(28,253)	–	–	–	–	(76,241)	(67,707)	(1,211)	(435)	(105,308)	(96,960)
	7,798	8,629	(26,911)	(28,253)	3,905	3,905	21,037	26,413	(76,241)	(67,707)	2,804	396	(67,608)	(56,617)

20. Deferred income tax *(Cont'd)*

The deferred income tax charged to equity during the year is as follows:

	2008	2007
	US$'000	US$'000
Fair value reserves in shareholders' equity (note 22)		
– hedging reserve	2,747	398
– other reserve	(760)	(816)
Actuarial gain of defined benefit plan	2,977	(950)
	4,964	(1,368)

Deferred income tax assets are recognised for tax losses carried forward to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. The Group has tax losses of US$48,305,000 (2007: US$22,876,000) which have not been recognised but which are available to carry forward against future taxable income.

The table above describes component parts of the deferred income tax assets and liabilities which are shown on the Balance Sheet.

Provision:
Certain tax authorities do not allow accounting provisions as charges against taxable profit, which gives rise to a different basis for calculating accounting and taxable profit.

Accelerated tax depreciation:
This represents the difference between the rate of depreciation which is charged against accounting profit and the accelerated rate of depreciation which is charged against taxable profit.

Impairment of assets:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not allowable as a current year charge against taxable profit.

Tax losses:
The value of current losses which can be offset against future profits to reduce future taxation charges.

Fair value gain:
The extent to which a change in value resulting from the reassessment of an asset's economic worth is not treated as a current year taxable income.

Others:
These represent all other differences between the bases of valuation of assets and liabilities for accounting and taxation purposes which give rise to a difference in accounting and taxable profit.

21. Share capital

	Number of issued shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2006	3,671,309	5,925	77,855	(2,368)	81,412
Treasury shares vested	680	–	–	650	650
As at 1st April 2007	3,671,989	5,925	77,855	(1,718)	82,062
Treasury shares purchased for the Long-term Incentive Share Scheme	(9,970)			(5,103)	(5,103)
Treasury shares vested	780			745	745
As at 31st March 2008	3,662,799	5,925	77,855	(6,076)	**77,704**

The total authorised number of ordinary shares is 7,040,000,000 shares (2007: 7,040,000,000) with a par value of HK$0.0125 per share (2007: HK$0.0125 per share). All issued shares are fully paid.

Long-term incentive share scheme

Under the terms of the Long-term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 31st March 2008 are as follows:

Total shares granted in years 2005-2008	Number of shares purchased	Average purchase price (HK$)	Shares vested			Shares to be vested				
			2006	2007	2008	2009	2010	2011	2012	2013
6,480,000	6,480,000	4.31	680,000	780,000	820,000	1,150,000	1,060,000	890,000	680,000	420,000

Under the long term incentive share scheme, the Company has granted 3,030,000 shares (2007: 1,450,000) during the year, the valuation is based on the market value on date of grant.

Share options

Pursuant to the Share Option Scheme (the "Scheme") adopted by the Company on 29 July 2002, the board of Directors may, at its discretion, grant options to any qualifying participants (including but not limited to any employee, whether full time or part time employees including any executive or non-executive Directors, of the Company or any affiliate as defined in the Scheme).

21. Share capital *(Cont'd)*

Share options granted to employees as at 31st March 2008 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2007	Granted during the year	Forfeited during the year	Held at 31/03/2008	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
450,000	-	(100,000)	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
450,000	-	(100,000)	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
375,000	-	(100,000)	275,000	9.65	31/07/2003	01/07/2005	30/07/2013
375,000	-	(100,000)	275,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	-	(100,000)	-	11.95	06/10/2003	01/10/2005	05/10/2013
100,000	-	(100,000)	-	11.95	06/10/2003	01/10/2006	05/10/2013
50,000	-	-	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	-	-	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	-	-	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	-	-	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
2,150,000	-	(600,000)	1,550,000				

No share option was exercised during the year (2007: Nil).

The fair value of options granted or forfeited, net, during the year ended 31st March 2008 was determined using the Binomial valuation model, and the credit to the profit and loss account was US$204,000 (credit for year ended 31st March 2007: US$93,000). The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

The aggregate fair value of US$384,000 (2007: US$588,000) of the above options granted are recognised, together with a corresponding increase in equity, over their vesting period for the relevant directors and senior executives in accordance with the Group's accounting policy pursuant to HKFRS 2 "Share-based Payments".

22. Reserves

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Exchange differences	-	-	-	107,870	-	-	-	-	-	107,870
Released on disposal of subsidiaries	-	(45)	-	-	-	-	-	-	-	(45)
Available-for-sale financial assets (note 11)										
– fair value losses	-	-	-	-	-	-	-	(660)	-	(660)
– release of reserves upon disposal	-	-	-	-	-	-	-	(159)	-	(159)
Actuarial losses of defined benefit plan (note 19.1.3)	-	-	-	-	-	-	-	-	(6,688)	(6,688)
Deferred income tax effect on actuarial losses of defined benefit plan (note 19.1.3)	-	-	-	-	-	-	-	-	2,977	2,977
Fair value losses										
– hedging instrument	-	-	-	-	-	-	(9,577)	-	-	(9,577)
– transferred to profit and loss account	-	-	-	-	-	-	(4,298)	-	-	(4,298)
– deferred income tax on fair value losses (note 20)	-	-	-	-	-	-	2,747	-	-	2,747
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties (note 6)	-	-	-	-	-	-	-	4,346	-	4,346
– deferred income tax on revaluation surplus (note 20)	-	-	-	-	-	-	-	(760)	-	(760)
Net income/(expense) recognised directly in equity	-	(45)	-	107,870	-	-	(11,128)	2,767	(3,711)	95,753
Profit for the year	-	-	-	-	-	-	-	-	130,849	130,849
Total recognised income for the period	-	(45)	-	107,870	-	-	(11,128)	2,767	127,138	226,602

22. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
2006/07 Final dividend paid	–	–	–	–	–	–	–	–	(40,035)	(40,035)
2007/08 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(745)	–	–	–	(745)
– value of employee services	–	–	–	–	–	1,212	–	–	–	1,212
Share option scheme										
– value of employee services	–	–	–	–	(204)	–	–	–	–	(204)
	–	(45)	–	107,870	(204)	467	(11,128)	2,767	65,908	165,635
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Final dividend proposed	–	–	–	–	–	–	–	–	46,158	46,158
Other	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,002,512	978,080
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Company and subsidiaries	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,047,254	1,022,822
Associated companies	–	–	–	–	–	–	–	–	1,416	1,416
At 31st March 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238

* *Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

22. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2006	15,499	38,949	(233,885)	1,637	681	–	5,547	2,252	933,448	764,128
Exchange differences	–	–	–	40,799	–	–	–	–	–	40,799
Available-for-sale financial assets (note 11)										
– fair value gains	–	–	–	–	–	–	–	304	–	304
– release of reserves upon disposal	–	–	–	–	–	–	–	217	–	217
Actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	1,798	1,798
Deferred income tax effect on actuarial gains of defined benefit plan (note 19.1.3)	–	–	–	–	–	–	–	–	(950)	(950)
Fair value losses										
– hedging instrument	–	–	–	–	–	–	14,642	–	–	14,642
– transferred to profit and loss account	–	–	–	–	–	–	(16,915)	–	–	(16,915)
– deferred income tax on fair value losses (note 20)	–	–	–	–	–	–	398	–	–	398
Revaluation surplus										
– on transfer from property, plant and equipment and leasehold land to investment properties (note 6)	–	–	–	–	–	–	–	4,662	–	4,662
– deferred income tax on revaluation surplus (note 20)	–	–	–	–	–	–	–	(816)	–	(816)
Net income/(expense) recognised directly in equity	–	–	–	40,799	–	–	(1,875)	4,367	848	44,139
Profit for the year	–	–	–	–	–	–	–	–	109,696	109,696
Total recognised income for the period	–	–	–	40,799	–	–	(1,875)	4,367	110,544	153,835

22. Reserves *(Cont'd)*

Group

	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
2005/06 Final dividend paid	–	–	–	–	–	–	–	–	(40,035)	(40,035)
2006/07 Interim dividend paid	–	–	–	–	–	–	–	–	(21,195)	(21,195)
Long-term incentive share scheme										
– share vested	–	–	–	–	–	(650)	–	–	–	(650)
– value of employee services	–	–	–	–	–	2,613	–	–	–	2,613
Share option scheme										
– value of employee services	–	–	–	–	(93)	–	–	–	–	(93)
	–	–	–	40,799	(93)	1,963	(1,875)	4,367	49,314	94,475
At 31st March 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Final dividend proposed	–	–	–	–	–	–	–	–	40,035	40,035
Other	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	942,727	818,568
At 31st March 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Company and subsidiaries	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	981,463	857,304
Associated companies	–	–	–	–	–	–	–	–	1,299	1,299
At 31st March 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603

* *Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

22. Reserves *(Cont'd)*

Company

	Contributed surplus US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Other reserve US$'000	Retained earnings US$'000	Total US$'000
At 31st March 2006	95,273	681	–	298	321,554	417,806
Long-term incentive share scheme						
– share vested	–	–	(650)	–	–	(650)
– value of employee services	–	–	2,613	–	–	2,613
Share option scheme						
– value of employee services	–	(93)	–	–	–	(93)
Available-for-sale financial assets						
– fair value gains	–	–	–	304	–	304
– release of reserves upon disposal	–	–	–	217	–	217
Profit for the year	–	–	–	–	140,582	140,582
Dividend	–	–	–	–	(61,230)	(61,230)
At 31st March 2007	95,273	588	1,963	819	400,906	499,549
Final dividend proposed	–	–	–	–	40,035	40,035
Other	95,273	588	1,963	819	360,871	459,514
At 31st March 2007	95,273	588	1,963	819	400,906	499,549
Long-term incentive share scheme						
– share vested	–	–	(745)	–	–	(745)
– value of employee services	–	–	1,212	–	–	1,212
Share option scheme						
– value of employee services	–	(204)	–	–	–	(204)
Available-for-sale financial assets						
– fair value losses	–	–	–	(660)	–	(660)
– release of reserves upon disposal	–	–	–	(159)	–	(159)
Profit for the year	–	–	–	–	1,050	1,050
Dividend	–	–	–	–	(61,230)	(61,230)
At 31st March 2008	95,273	384	2,430	–	340,726	438,813
Final dividend proposed	–	–	–	–	46,158	**46,158**
Other	95,273	384	2,430	–	294,568	**392,655**
At 31st March 2008	95,273	384	2,430	–	340,726	438,813

Distributable reserves of the Company at 31st March 2008 amounted to US$435,999,000 (2007: US$496,179,000).

23. Other income and gains

	2008	2007
	US$'000	US$'000
Gross rental income from investment properties	3,597	3,526
Gain on investments, net	807	1,080
Gain on disposal of associated companies	2,705	–
Gain on disposal of property, plant and equipment	7,497	961
Fair value gains on investment properties (note 6)	3,095	1,769
	17,701	7,336

24. Selling and administrative expenses

	2008	2007
	US$'000	US$'000
Selling expenses	135,841	138,571
Administrative expenses	233,398	210,987
	369,239	349,558

25. Restructuring provision and assets impairment

Restructuring provision and assets impairment relate mainly to activities in the US and Europe. In the US, these costs include some consolidation of manufacturing and distribution facilities in our Automotive Products Group and resizing our Parlex operations. In Europe, costs relate primarily to early stage work in new initiatives to simplify the European manufacturing, supply chain, and legal entity footprints.

	2008	2007
	US$'000	US$'000
Restructuring provision	12,800	11,241
Assets impairment relating to restructuring (note 26)	11,186	1,004
Total provision	**23,986**	12,245

The recoverable amounts of the impaired assets are determined based on value-in-use calculations.

26. Expenses by nature

Operating profit is stated after crediting and charging the following:

	2008 **US$'000**	2007 US$'000
Depreciation		
Depreciation on property, plant and equipment	72,164	70,824
Less: amounts capitalised on assets under construction	(212)	(499)
	71,952	70,325
Employee benefit expense (note 27)	432,237	405,062
Less: amounts capitalised on assets under construction	(772)	(1,241)
	431,465	403,821
Impairment of property, plant and equipment (note 5)		
Relating to restructuring (note 25)	11,186	1,004
Included in selling and administrative expenses and cost of goods sold	4,260	341
	15,446	1,345
Cost of goods sold*	1,656,452	1,574,401
Auditors' remuneration	2,060	1,955
Amortisation on leasehold land and land use rights (note 7)	684	689
Amortisation of intangibles (note 8)	17,893	17,197
Net foreign exchange losses/(gains)	2,850	(672)
Provision for impairment of trade receivables	1,009	742

* *Note:* Cost of goods sold include material, production overhead and direct labour costs.

27. Employee benefit expense

	2008 **US$'000**	2007 US$'000
Wages and salaries	393,627	364,560
Social security costs	26,348	29,831
Pension costs – defined contribution plans	7,130	6,319
Pension costs – defined benefit plans (note 19.1.2)	5,132	4,352
	432,237	405,062

27. Employee benefit expense *(Cont'd)*

27.1 Pensions – defined benefit plans

The Group's major plans were valued by qualified actuaries as at 31st March 2008 and 31st March 2007 using the projected unit credit method to account for the Group's pension accounting costs.

27.2 Directors' emoluments

The remuneration of every Director for the year ended 31st March 2008 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits# US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Oscar de Paula Bernardes Neto	34	–	–	–	34
Peter Kin-Chung Wang	34	–	–	–	34
Michael John Enright	43	–	–	–	43
Laura May-Lung Cha	22	–	–	–	22
	211	1,549	123	118	2,001

Other benefits include housing allowance benefits.

27. Employee benefit expense *(Cont'd)*

27.2 Directors' emoluments *(Cont'd)*

The remuneration of every Director for the year ended 31st March 2007 is set out below:

Name of Director	Fees US$'000	Salary US$'000	Other benefits# US$'000	Employer's contribution to pension scheme US$'000	Total US$'000
Yik-Chun Koo Wang	–	72	–	–	72
Patrick Shui-Chung Wang	–	600	–	48	648
Winnie Wing-Yee Wang	–	377	123	30	530
Richard Li-Chung Wang	–	500	–	40	540
Peter Stuart Allenby Edwards	33	–	–	–	33
Patrick Blackwell Paul	45	–	–	–	45
Arkadi Kuhlmann *	13	–	–	–	13
Oscar de Paula Bernardes Neto	34	–	–	–	34
Peter Kin-Chung Wang	25	–	–	–	25
Michael John Enright	40	–	–	–	40
Laura May-Lung Cha	37	–	–	–	37
	227	1,549	123	118	2,017

* Resigned effective on 30th September 2006

\# Other benefits include housing allowance benefits

27. Employee benefit expense *(Cont'd)*

27.3 Senior management compensation

The five individuals whose emoluments were the highest in the Group for the year include 1 director (2007: 1) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 4 individuals (2007: 4) during the year are as follows:

	2008	2007
	US$'000	US$'000
Salaries, allowances and other benefits	1,634	1,337
Retirement scheme contributions	91	61
Redundancy	625	983
Bonuses	1,142	420
	3,492	2,801

Emoluments band

	Number of individuals	
	2008	2007
US$576,001 – US$641,000 (HK$4,500,001 – HK$5,000,000)	1	–
US$640,001 – US$705,000 (HK$5,000,001 – HK$5,500,000)	1	3
US$705,001 – US$769,000 (HK$5,500,001 – HK$6,000,000)	1	–
US$769,001 – US$833,000 (HK$6,000,001 – HK$6,500,000)	–	1
US$1,474,001 – US$1,539,000 (HK$11,500,001 – HK$12,000,000)	1	–

27.4 Key management compensation

Other than the Directors' emoluments and senior management compensation disclosed above, the emoluments paid to the senior management as disclosed in the biographical details on page 46 to 48 of the annual report are as follows:

	2008	2007
	US$'000	US$'000
Salaries and other short-term employee benefits	4,902	4,656
Share-based payments	208	282
	5,110	4,938

28. Finance costs, net

	2008	2007
	US$'000	US$'000
Interest on bank loans wholly repayable within five years		
and overdrafts	26,125	28,385
Interest income	(7,380)	(6,862)
Net interest on bank loans and overdrafts	**18,745**	21,523

29. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2007: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in the respective countries of operations for the year.

	2008	2007
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	(11,339)	(9,715)
Overseas taxation	(17,271)	(22,210)
(Under)/over provisions in prior years	(137)	4,919
	(28,747)	(27,006)
Deferred income tax (note 20)	(3,192)	4,074
	(31,939)	(22,932)

The effective tax rate of the Group differs from the tax rate of Hong Kong as follows:

	2008	2007
	%	%
Tax rate of Hong Kong	17.5	17.5
Effect of different tax rates in other countries	2.1	3.1
Income net of expenses not subject to tax	(4.4)	(3.3)
Overprovisions in prior years	(0.1)	(3.6)
Tax losses not recognised as an asset	3.7	3.2
Effective tax rate	18.8	16.9

30. Profit attributable to equity holders

The Group's consolidated profit attributable to equity holders is US$130,849,000 (2007: US$109,696,000) of which US$1,050,000 (2007: US$140,582,000) is dealt with in the accounts of the Company.

Details of movement in reserves are shown in note 22.

31. Dividends

	2008	2007
	US$'000	US$'000
Interim, paid, of 0.58 US cents per share (2007: 0.58 US cents)	21,195	21,195
Final, proposed, of 1.25 US cents per share (2007: 1.09 US cents)	46,158	40,035
	67,353	61,230

At a meeting held on 6th June 2008 the directors declared a final dividend of 1.25 US cents per share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st March 2008.

32. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008	2007
Profit attributable to equity holders of the Company (thousands US dollar)	**130,849**	109,696
Weighted average number of ordinary shares in issue (thousands)	**3,667,897**	3,671,883
Basic earnings per share (US cents per share)	**3.57**	2.99

The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2008.

33. Commitments

33.1 Capital commitments

Group	2008 US$'000	2007 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	5,598	3,935
Contracted for	9,473	7,600
	15,071	11,535

33.2 Operating lease commitments

(i) At 31st March 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2008		2007	
	Land and buildings US$'000	Others US$'000	Land and buildings US$'000	Others US$'000
Not later than one year	15,703	1,961	14,088	1,197
Later than one year and not later than five years	36,802	1,395	34,547	1,197
Later than five years	23,286	–	10,733	8
	75,791	3,356	59,368	2,402

(ii) At 31st March 2008, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2008 US$'000	2007 US$'000
Not later than one year	2,397	1,820
Later than one year and not later than five years	634	1,759
	3,031	3,579

34. Cash generated from operations

	2008 US$'000	2007 US$'000
Profit before income tax	**170,188**	135,935
Add: Depreciation charges of property, plant and equipment and amortisation of leasehold land and land use rights	**72,636**	71,015
Amortisation of intangible assets	**17,893**	17,197
Net interest expense	**18,745**	21,523
Share of (profits)/losses of jointly controlled entities/ associated companies	**(117)**	302
EBITDA*	**279,345**	245,972
Other non-cash items and adjustments		
Gains on sales of jointly controlled entities/associated companies	**(2,705)**	(653)
Gains on disposals of leasehold land, property, plant and equipment	**(7,497)**	(961)
Provision for impairment on property, plant and equipment	**15,446**	1,345
Fair value gains on derivative financial instruments	**(502)**	(3,630)
Net realised and unrealised gains on disposals of other financial assets at fair value through profit or loss	**(803)**	(380)
Share based compensation	**1,008**	2,520
Fair value gains on investment properties	**(3,095)**	(1,769)
Net realised gains on available-for-sale financial assets	**(715)**	(378)
	1,137	(3,906)
EBITDA* net of other non-cash items and adjustments	**280,482**	242,066
Change in working capital		
Decrease/(increase) in stocks and work in progress	**4,130**	(2,396)
Increase in trade and other receivables	**(4,698)**	(13,881)
Increase/(decrease) in trade and other payables	**36,009**	(3,446)
	35,441	(19,723)
Cash generated from operations	**315,923**	222,343

* EBITDA : Earnings before interest, tax, depreciation and amortisation

34. Cash generated from operations *(Cont'd)*

In the cash flow statement, proceeds from disposal of leasehold land, property, plant and equipment comprises:

	2008 US$'000	2007 US$'000
Net book amount	6,289	11,217
Gain on disposal of leasehold land, property, plant and equipment	7,497	961
Proceeds from disposal of leasehold land, property, plant and equipment	13,786	12,178

35. Business combinations

35.1 On 18th July 2007, the Group acquired 100% of a stainless steel trading business. The acquired business contributed revenues of US$3,968,000 and net profit of US$30,000 to the Group for the period from the date of acquisition to 31st March 2008.

On 1st October 2007, the Group acquired 51% of an auto relay, switch, electronic parts, actuator manufacturing and trading business, Shanghai SC-Tech M&E Company Limited. The acquired business contributed revenues of US$77,000 and net loss of US$32,000 to the Group for the period from the date of acquisition to 31st March 2008.

35.2 Details of net assets acquired and goodwill are as follows:

	US$'000
Purchase consideration	151
Fair value of net assets acquired – shown as below	(15)
Goodwill	136

The carrying value, which approximates the fair value, of assets and liabilities arising from the above acquisitions in this financial year are as follows:

	Acquired entities US$'000
Property, plant and equipment (note 5)	34
Stocks and work in progress	106
Trade and other receivables	88
Trade and other payables	(198)
Net assets	30
Minority interests	(15)
	15
Purchase consideration settled in cash	151
Cash outflow on acquisition	151

36. Related-party transactions

Details of substantial equity holders are shown in Disclosure of Interests in the Report of the Directors on page 39. The Group had no other material related party transactions during the year. Details of senior management and key management compensation are disclosed in note 27.3 and 27.4 in these financial statements.

37. Effect of adopting new HKFRS

Standards, interpretations and amendments to published standards effective in 2007/08 which are relevant to the Group

In 2007/08, the Group adopted the new/revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 – Group and Treasury Share Transactions

The adoption of new/revised HKASs, including HKFRS 7, HKAS 1 (amendment), HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 and HK(IFRIC)-Int 11, did not result in substantial changes to the Group's accounting policies. In summary:

- HKFRS 7, 'Financial Instruments: Disclosures' and the complementary amendment to HKAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables.

- HK(IFRIC)-Int 8, 'Scope of HKFRS 2', requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group's financial statements.

- HK(IFRIC)-Int 9, 'Reassessment of Embedded Derivatives', requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, and the Group already assesses if embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9, the adoption of this interpretation does not have any impact on the Group's financial statements.

37. Effect of adopting new HKFRS *(Cont'd)*

- HK(IFRIC)-Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

- HK(IFRIC)-Int 11, 'HKFRS 2 – Group and treasury share transactions', provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's share) should be accounted for as equity – settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation has no material impact on the Group's accounting policies as the Group's existing accounting policy on share-based transactions comply with this interpretation.

Standards, interpretations and amendments to published standards that are not effective in 2007/08 which are relevant to the Group's operations

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1st April 2008 or later periods but which the Group has not early adopted, as follows:

HKFRS 8	Operating Segments
HKAS 23 (Amendment)	Borrowing Costs
HK(IFRIC)-Int 14	HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
HKAS 1 (Revised)	Presentation of Financial Statement
HKAS 27 (Revised)	Consolidated and Separate Financial Statements
HKFRS 2 (Amendment)	Share-based Payment Vesting Conditions and Cancellations
HKFRS 3 (Revised)	Business Combination

The Group is in the process of making an assessment of the impact of these amendments, new standards and new interpretations in the period of initial application. So far it believes that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial positions.

Interpretations to published standards that are not effective in 2007/08 and are not relevant to the Group

HK(IFRIC)-Int 12	Service Concession Arrangements
HK(IFRIC)-Int 13	Customer Loyalty Programs

38. Financial risk management

38.1 Financial risk factors

The Group's activities expose to a variety of financial risks: market risk (including foreign exchange risk, cash flow interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department according to the Group policy. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the management of the Group's operating units.

(a) Market risk

(i) Foreign exchange risk

The Group operates globally and is thus exposed to foreign exchange risk primarily through sales and purchases transactions that are denominated in a currency other than the functional currency of the subsidiaries.

For the year to 31st March 2008, of the sales from the business units, 45% (2007: 44%) were in US dollars, 38% (2007: 36%) in Euro, and the rest in other currencies such as Japanese Yen. The major currencies for purchase of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and the Hong Kong Dollar (which is pegged to the US dollar), material open foreign exchange exposures are hedged with currency contracts, including forward foreign exchange and option contracts, with a view to reducing the net exposure to currency fluctuation. At the year end, these contracts related primarily to the forward sale of Euro, and normally had a duration of approximately one and a half year.

At the balance sheet date, the fair value of forward foreign exchange contracts amounted to US$26,803,000. If the exchange rate of the Euro against US dollars had been increased/ decreased by 10% at the year end, the equity would be affected by US$31,108,000 (2007: US$3,470,000), representing the change in fair value of forward foreign exchange contracts at the balance sheet date.

Currency exposure arising from overseas investments is mitigated by entering into a cross currency interest rate swap to hedge against the foreign currency exposure arising from overseas investments.

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(a) Market risk *(Cont'd)*

(ii) Cashflow and fair value interest rate risk

The Group's interest rate risk mainly arises from interest-bearing borrowings. Management considered that the cashflow and fair value interest rate risk is low. The Group's current borrowings are mainly on floating rate basis so as to benefit from the low interest rate environment in recent years. The interest rate exposure is closely monitored by the Management.

The bank balances and deposits as at 31st March 2008 were US$268,031,000 (2007: US$149,282,000) and were interest bearing at an weighted average rate of approximately 2.62% (2007: 3.60%). Other than the bank deposits, the Group has no significant interest-bearing assets. The Group's income and operating cash flows are substantially independent of changes in market interest rates. Management does not anticipate significant impact resulted from the changes in interest rates on interest-bearing assets.

(iii) Price risk

The Group is exposed to commodity price risk, mainly due to the fluctuations in copper prices. The price risk due to copper is reduced through contracts with our suppliers and hedging through the derivatives market, respectively. The Group manages copper prices through hedging and inserting appropriate language in new contracts with customers so as to have the flexibility to pass increases in raw material costs to its customers. The Group engages in hedging practices with respect to copper and manages its copper hedging program on a daily basis. At the year end, these contracts normally had a duration of approximately one year.

A 10% change in the copper price would have affected the equity by US$9,282,000 (2007: US$8,378,000), representing the change in fair value of copper derivatives at the balance sheet date.

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(b) Credit risk

The credit risk of the Group mainly arises from trade and other receivables. The Group has no significant concentrations of credit risk. During the year, the Group sold less than 30% of its goods and services to its 5 largest customers. The Group normally grants its credit terms ranging from 30 to 90 days to trade customers. It has policy in place to evaluate customers' credit risk by considering their current financial position and past repayment history. Management reviews the collectibility of the overdue accounts receivable according to the Group's credit and provision of doubtful debt policies. The Group's bank balances and cash are placed with major financial institutions.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Group follows a policy of prudence in managing its cash balances and maintains a reasonable level of liquidity.

For day-to-day management, and to maintain flexibility in funding, the Group also has access to significant unutilised short-term borrowing facilities provided by its principal bankers which amount to US$240,000,000 (2007: US$250,000,000).

Given that the Group had cash and cash equivalents of US$266,750,000 as at 31st March 2008 (2007: US$149,282,000), which constitute 11.3% of its total assets, management considers that the liquidity risk is low. The current ratio (Current assets over current liabilities) of the Group as at 31st March 2008 is 2.3 (2007: 2.4)

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

The table below analyses the Group's and the Company's financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As at 31st March 2008				
Bank Borrowings	56,294	17,307	543,992	1,392
Derivatives				
– Cross currency interest rate swaps				
– inflow	(14,126)	(14,126)	(273,090)	–
– outflow	10,778	10,778	351,483	–
– Forward foreign exchange contracts				
– inflow	(199,500)	(84,786)	–	–
– outflow	224,479	86,610	–	–
Finance lease	1,278	1,341	4,018	7,254
Trade and other payables	351,329	–	–	–
Company				
As at 31st March 2008				
Bank Borrowings	18,177	17,220	542,220	–
Derivatives				
– Cross currency interest rate swaps				
– inflow	(14,126)	(14,126)	(273,090)	–
– outflow	10,778	10,778	351,483	–
Trade and other payables	145	–	–	–

38. Financial risk management *(Cont'd)*

38.1 Financial risk factors *(Cont'd)*

(c) Liquidity risk *(Cont'd)*

	Less than 1 year US$'000	Between 1 and 2 years US$'000	Between 2 and 5 years US$'000	Over 5 years US$'000
Group				
As at 31st March 2007				
Bank Borrowings	74,384	17,673	560,665	1,158
Derivatives				
– Cross currency interest rate swaps				
– inflow	(14,631)	(14,631)	(288,226)	–
– outflow	6,153	6,153	292,008	–
– Forward foreign exchange contracts				
– inflow	(34,270)	–	–	–
– outflow	34,702	–	–	–
Finance lease	1,188	1,200	3,875	8,604
Trade and other payables	289,720	–	–	–
Company				
As at 31st March 2007				
Bank Borrowings	25,555	17,220	559,440	–
Derivatives				
– Cross currency interest rate swaps				
– inflow	(14,631)	(14,631)	(288,226)	–
– outflow	6,153	6,153	292,008	–
Trade and other payables	516	–	–	–

38. Financial risk management *(Cont'd)*

38.2 Capital risk management

The Group expects to maintain a relatively low gearing capital structure. The Group gearing ratio at the year end (calculated on the total borrowings net of cash to the equity holders) was 26% as compared to 44% last year.

Funding requirements for capital expenditures are expected to be met by internal cash flows and there are currently no plans to make any significant change in the proportion of capital expenditures compared with recent years.

The gearing ratio at 31st March 2008 and 31st March 2007 were as follows:

	31st March 2008	31st March 2007
	US$'000	US$'000
Short-term borrowings	37,796	20,615
Long-term borrowings	526,686	552,900
Total borrowings (note 18)	564,482	573,515
Less: Cash and cash equivalents (note 16)	(266,750)	(149,282)
Net debt	297,732	424,233
Total equity	1,132,930	963,390
Gearing ratios	26%	44%

39. Approval of accounts

The accounts were approved by the Directors on 6th June 2008.

40 Principal subsidiaries and associated companies

The following list contains particulars of subsidiaries and associated companies of the Group which in the opinion of the directors, materially affect the results and assets of the Group:

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	by subsidiary
Subsidiaries					
Best Port International Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Bloor Company Limited	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Changchun Ri Yong – JEA Gate Electric Co., Ltd #	Manufacturing	China	RMB10,000,000	–	60%
China Autoparts, Inc.	Investment holding	United States of America	12,121,213 shares of US$0.0001 each	–	55.36%
Chengdu Tonglin Casting Industrial Co., Ltd *	Manufacturing	China	RMB67,560,000	–	55.36%
Crown Trend Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
Delta Success Electric Company Limited	Manufacturing	Malaysia	1 share of US$1	–	100%
De Chang Metal Industries Limited	Sales and marketing	Hong Kong	20,000 shares of HK$100 each	–	100%
De Chang Fulfilment International Ltd.	Investment holding	British Virgin Islands	1 share of US$1	–	100%
De Chang Fulfilment Limited	Trading	Hong Kong	2 shares of HK$1 each	–	100%
De Chang Parts and Services Ltd.	Trading and consultancy	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Deyang Lianzhou Electric Co., Ltd. *	Manufacturing	China	US$480,000	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Easy Fortune (H.K.) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Easy Reach Electric Motor Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Excel Wealth Enterprises Limited	Investment holding	British Virgin Islands	1,000 shares of US$1 each	–	51%
Flying Time Ltd.	Trading	Hong Kong	100,000 shares of HK$1 each	–	90.2%
Fu Hang Metal (Asia) Limited	Sales and marketing	Hong Kong	1,000,000 shares of HK$1 each	–	88%
Full Speed Limited	Provision of service	Bermuda	1 share of US$1	–	100%
Gate do Brasil Ltda	Manufacturing	Brazil	BRL27,568,588.40	–	100%
Gate Deutschland GmbH	Manufacturing	Germany	EUR60,000	–	100%
Gate España Automoción, S.L.	Manufacturing	Spain	EUR150,250	–	100%
Gate France SAS	Manufacturing	France	EUR382,000	–	99.98%
Gate S.r.l.	Manufacturing	Italy	2,600,000 shares of EUR1 each	–	100%
Gate UK Limited	Manufacturing	United Kingdom	50,000 shares of GBP1 each	–	100%
Gatebrook Limited	Investment holding	Cyprus	11,000 shares of CYP1 each	–	100%
Gether Success Ltd.	Investment holding	British Virgin Islands	30,000 shares of US$1 each	100%	–
Good Shape Group Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%

* Wholly owned foreign enterprises
# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Green Vision Holdings Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Harbour Sky (BVI) Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
Hugo Choice Limited	Sales and marketing	Hong Kong	1 share of HK$1	–	100%
JE Automotive Holdings, Inc.	Investment holding	United States of America	100 shares of US$0.01 each	–	100%
JEA Gate Holdings S.r.l.	Investment holding	Italy	EUR32,968,000	–	100%
JEA Limited	Investment holding	British Virgin Islands	2 shares of US$1 each	100%	–
JE Castings Investments Limited	Investment holding	British Virgin Islands	1 share of US$1 each	–	100%
JE Machinery Trading Ltd.	Trading	Hong Kong	3,000,000 shares of HK$1 each	–	82%
JE Materials Company Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Johnson Camberra International Limited	Investment holding	British Virgin Islands	2,000 shares of US$1 each	–	80%
Johnson Camberra Limited	Sales and marketing	Hong Kong	1 share of HK$1	–	80%
Johnson China Advice (Shenzhen) Co. Ltd. *	Consultant	China	HK$1,000,000	–	100%
Johnson Electric Automotive de Mexico S.A. de C.V.	Manufacturing	Mexico	39,296,590 shares of 1 Peso each	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Johnson Electric Automotive, Inc.	Manufacturing and investment holding	United States of America	100 shares of US$0.01 each	–	100%
Johnson Electric Capital Ltd	Investment holding	British Virgin Islands	1 share of US$1 each	100%	–
Johnson Electric Engineering Ltd.	Technical support	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Electric Enterprises Limited	Sales and marketing	Hong Kong	10,000 shares of HK$1 each	–	100%
Johnson Electric (France) SAS	Trading	France	1,910 shares of EUR20 each	–	100%
Johnson Electric (Guangdong) Co. Ltd. *	Manufacturing	China	US$4,250,000	–	100%
Johnson Electric (Hong Kong) Ltd	Sales and marketing	Hong Kong	1 share of HK$1	100%	–
Johnson Electric Industrial Manufactory, Ltd.	Manufacturing	Hong Kong	308,000,000 shares of HK$0.5 each	100%	–
Johnson Electric International Limited (formerly known as Hwa Sun Electric Company Limited)	Subcontractor	Hong Kong	10,000 shares of HK$1 each	–	100%
Johnson Electric Intellectual Property Ltd.	Licensing	Bermuda	1,000,000 shares of HK$0.1 each	100%	–
Johnson Electric (Italy) S.r.l.	Sales and marketing	Italy	EUR10,000	–	100%
Johnson Electric (Korea) Limited	Sales and marketing	South Korea	10,000 shares of KRW5,000 each	–	100%
Johnson Electric Moncalieri S.r.l.	Manufacturing	Italy	EUR2,519,540	–	100%
Johnson Electric (Nanjing) Co., Ltd. *	Manufacturing	China	US$6,100,000	–	100%
Johnson Electric North America, Inc.	Sales distributor	United States of America	12 shares with no par value issued at US$120,000	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Johnson Electric S.A.	R&D and manufacturing	Switzerland	500 shares of SFR1,000 each	–	100%
Johnson Electric (Shanghai) Co., Ltd. *	Sales and marketing	China	US$200,000	–	100%
Johnson Electric (Shenzhen) Co., Ltd. *	Manufacturing	China	HK$30,000,000	–	100%
Johnson Electric Trading Limited	Sales and marketing	Hong Kong	100,000 shares of HK$1 each	–	100%
Johnson Electric World Trade Limited	Marketing, sales agent and distributor	Hong Kong	100,000 shares of HK$1 each	100%	–
Johnson Properties Ltd.	Investment holding	British Virgin Islands	50,000 shares of US$1 each	100%	–
Kwong Lee (Asia) Metal Company Limited	Sales and marketing	Hong Kong	2,000,000 shares of HK$1 each	–	100%
Kwong Lee Metal (Shenzhen) Company Limited *	Manufacturing	China	HK$8,000,000	–	100%
Link Long Limited	Investment holding	British Virgin Islands	6,400 shares of US$1 each	–	88%
Main Country Limited	Property holding	British Virgin Islands	1 share of US$1	–	100%
Megaland Trading Limited	Trading	Hong Kong	100,000 shares of HK$1 each	–	75%
M.M.A (Manufactura de Motores Argentinos) S.r.l.	Manufacturing	Argentina	388,000 shares of 10 Pesos each	–	100%
More Impact Group Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Multi Benefit Limited	Trading	Hong Kong	1 share of HK$1	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Nanomotion Ltd.	Manufacturing	Israel	18,669,985 shares of NIS0.01 each	–	51%
New Profit Enterprises Limited	Trading	Hong Kong	100,000 shares of HK$1 each	–	100%
Nihon Mini Motor Co., Ltd.	Sales and marketing	Japan	JPY330,000,000	–	100%
Parlex (Shanghai) Electronics Co., Ltd. *	R&D, manufacturing, sales and marketing	China	US$3,950,000	–	100%
Parlex Pacific Limited	Sales and marketing	Hong Kong	1 share of HK$1	–	100%
Parlex USA Inc.	R&D, manufacturing, sales and marketing	United States of America	100 shares issued with no par value	–	100%
Parlex Dynaflex Corporation	Manufacturing	United States of America	1,000 shares issued with no par value	–	100%
Parlex Polymer Flexible Circuits, Inc.	Manufacturing	United States of America	1,000 shares of US$1 each	–	100%
Parlex Asia Holdings Limited	Investment holding	British Virgin Islands	2,000 shares of US$1 each	–	100%
Parlex (China) Investment Limited	Investment holding	British Virgin Islands	1,000 shares of US$1 each	–	100%
Parlex (Shanghai) Interconnect Technologies Co., Ltd. *	Manufacturing	China	US$5,000,000	–	100%
Parlex (Shanghai) Interconnect Products Co., Ltd. *	Manufacturing	China	US$15,000,000	–	100%
Parlex (Shanghai) Circuit Co., Ltd. *	Manufacturing	China	US$5,000,000	–	100%
Prolong Profit Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Saia-Burgess Electronics Holding AG	Investment holding	Switzerland	643,200 shares of CHF50 each	-	100%
Saia-Burgess Murten AG	R&D, manufacturing, sales and marketing	Switzerland	5,000 shares of CHF1,000 each	-	100%
Saia-Burgess Controls AG	R&D, manufacturing, sales and marketing	Switzerland	100 shares of CHF1,000 each	-	100%
Saia-Burgess Gateshead Limited	R&D, manufacturing, sales and marketing	United Kingdom	7,000,100 shares of GBP1 each	-	100%
Saia-Burgess Oldenburg GmbH & Co. KG	R&D, manufacturing, sales and marketing	Germany	EUR15,338,800	-	100%
Saia-Burgess Dresden GmbH	Sales and marketing	Germany	EUR25,600	-	100%
Saia-Burgess Halver GmbH	R&D, manufacturing, sales and marketing	Germany	EUR25,000	-	100%
Saia-Burgess Deutschland GmbH	Sales and marketing	Germany	EUR511,300	-	100%
Saia-Burgess Industry PL Sp.zo.o.	Manufacturing	Poland	417 shares of PLN7,500 each	-	100%
Saia-Burgess Poland Sp.zo.o.	Manufacturing	Poland	24,000 shares of PLN500 each	-	100%
Saia-Burgess Paris Sarl	Sales and marketing	France	125,000 shares of EUR16 each	-	100%
Saia-Burgess Milano S.r.l.	Sales and marketing	Italy	EUR3,700,000	-	100%
Saia-Burgess Österreich GmbH	Sales and marketing	Austria	EUR40,000	-	100%
Saia-Burgess Benelux B.V.	Sales and marketing	Netherlands	3,000 shares of EUR45 each	-	100%
Saia-Burgess Controls Kft.	Sales and marketing	Hungary	HUF5,000,000	-	100%
Saia-Burgess Hatvan Kft.	Manufacturing	Hungary	HUF30,000,000	-	100%

* Wholly owned foreign enterprises
# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	Effective shareholding by subsidiary
Subsidiaries					
Saia-Burgess Ózd Kft	Manufacturing	Hungary	HUF16,470,000	–	100%
Saia-Burgess Inc.	R&D, manufacturing, sales and marketing	United States of America	5,000 shares of US$0.01 each	–	100%
Saia-Burgess Monastir C.S.	Manufacturing	Tunisia	1,000 shares of TND20 each	–	100%
Saia-Burgess USA, Inc.	Sales and marketing	United States of America	1,000 shares of US$1 each	–	100%
Saia-Burgess Automotive Inc.	R&D, manufacturing, sales and marketing	United States of America	2,000 shares of US$500 each	–	100%
Saia-Burgess Automotive Actuators Inc.	R&D, manufacturing, sales and marketing	United States of America	US$8,000,000 common US$13,630,814 paid in capital	–	100%
Saia-Burgess Canada Co. Inc.	Sales and marketing	Canada	79,000 Class A Shares and 1,007 Class B Shares issued with no par value	–	100%
Saia-Burgess Guangzhou Limited *	Manufacturing	China	US$2,350,000	–	100%
Saia-Burgess (China) Ltd. *	Manufacturing	China	US$2,382,570	–	100%
Saia-Burgess (HK) Limited	Sales and marketing	Hong Kong	2 shares of HK$10 each	–	100%
Shanghai Ri Yong-JEA Gate Electric Co., Ltd. #	Manufacturing	China	US$17,000,000	–	60%
Shanghai SC-Tech M&E Company Limited *	Marketing and trading	China	US$508,000	–	51%
Teknik Development Inc.	Licensing	British Virgin Islands	15,000 shares of US$1 each	100%	–
Top Winner Holdings Ltd.	Investment holding	British Virgin Islands	1 share of US$1	–	100%

* Wholly owned foreign enterprises
\# Equity joint ventures

40 Principal subsidiaries and associated companies *(Cont'd)*

Name	Principal activities	Place of incorporation/ establishment and operation	Issued and paid up capital	Effective shareholding by company	by subsidiary
Subsidiaries					
Trade Triumph Group Limited	Investment holding	British Virgin Islands	100 shares of US$1 each	–	100%
Triowell Ltd.	Property holding	British Virgin Islands	50,000 shares of US$1 each	–	100%
True Loyal International Limited	Trading	Hong Kong	1 share of HK$1	–	51%
Twin Fortune International Limited	Investment holding	Hong Kong	10,000 shares of HK$1 each	–	100%
Tyrone Electric Motor Limited	Trading	Hong Kong	100,000 shares of HK$1 each	–	90.2%
V Motor (China) Limited *	Manufacturing and sales	China	US$6,000,000	–	100%
V Motor Limited	R&D and Trading	Hong Kong	1 share of HK$1	–	100%
Wing Fat Loong Metal (Asia) Limited	Trading	Hong Kong	1 share of HK$1	–	100%
Winner City Group Limited	Investment holding	British Virgin Islands	1 share of US$1	–	100%
Associated Companies					
FG Microdesign S.r.l.	Manufacturing	Italy	100,000 shares of EUR0.52 each	–	40%
Burgess Defond Limited	Manufacturing	Hong Kong	100,000 shares of HK$1 each	–	25%
Shenzhen SMART Micromotor Co., Ltd. *	Manufacturing	China	US$2,100,000	–	49%

* Wholly owned foreign enterprises
# Equity joint ventures

JOHNSON ELECTRIC GROUP TEN-YEAR SUMMARY

	1999	2000	2001
	US$'000	US$'000	US$'000
Consolidated Profit and Loss Account			
Turnover	367,557	677,144	790,190
Profit before income tax	111,207	155,268	136,171
Income tax expenses	(5,560)	(22,172)	9,431
Minority interests	–	(9)	(2)
Profit attributable to shareholders	105,647	133,087	145,600
Consolidated Balance Sheet			
Property, plant and equipment	180,277	246,724	234,287
Investment properties	–	–	–
Leasehold land and land use rights	–	–	–
Intangibles	–	–	–
Jointly controlled entities	–	11,668	19,506
Associated companies	–	9,172	7,361
Deferred income tax assets	–	3,116	28,513
Investment securities/Available-for-sale financial assets	5,770	7,641	11,136
Long term other financial assets at fair value through profit or loss	–	–	–
Investment in finance leases	33,188	27,901	20,522
Net current assets	358,787	139,141	207,156
Employment of funds	578,022	445,363	528,481
Share capital	5,925	5,925	5,925
Reserves	525,540	376,761	459,001
Proposed dividends	29,627	33,620	34,383
Minority interests	–	5	5
Total equity	561,092	416,311	499,314
Long term loans/other provisions	3,000	16,884	18,243
Long term derivative financial instruments	–	–	–
Deferred income tax liabilities	13,930	12,168	10,924
Funds employed	578,022	445,363	528,481
Basic earnings per share (US cents)*	2.88	3.62	3.96
Fully diluted earnings per share (US cents)	N/A	N/A	N/A
Dividend per share (US cents)	4.5	4.9	1.3
Shareholders' funds per share (US cents)*	15.3	11.3	13.6

* *Restated to reflect subdivision of each of the issued and unissued shares into four subdivided shares on 14th August 2000.*

2002	2003	2004	2005	2006	2007	**2008**
			(Restated)			
US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	**US$'000**
773,660	955,339	1,050,707	1,143,783	1,526,328	2,086,628	**2,220,792**
125,936	174,202	134,533	156,446	116,251	135,935	**170,188**
(15,289)	(24,788)	(17,956)	(15,193)	(21,884)	(22,932)	**(31,939)**
(2)	(2)	–	(24)	(377)	(3,307)	**(7,400)**
110,645	149,412	116,577	141,229	93,990	109,696	**130,849**
235,031	248,501	256,952	244,115	378,543	390,019	**409,864**
–	–	–	8,356	17,202	24,208	**38,978**
–	–	–	27,877	25,355	24,805	**22,462**
22,583	22,421	20,074	43,335	631,592	667,154	**775,162**
18,439	18,882	16,104	14,921	16,494	–	**–**
3,709	40	13,163	3,193	2,271	2,364	**1,920**
32,778	29,188	33,731	30,689	32,662	30,918	**28,892**
9,480	7,336	7,871	5,818	5,294	5,131	**5,833**
–	–	–	–	–	4,140	**8,813**
13,844	8,538	5,599	426	152	–	**–**
246,454	366,591	420,786	483,572	400,400	512,475	**592,047**
582,318	701,497	774,280	862,302	1,509,965	1,661,214	**1,883,971**
5,925	5,925	5,925	83,780	81,412	82,062	**77,704**
513,434	617,303	685,802	682,669	724,093	818,568	**978,080**
34,383	42,390	42,390	51,810	40,035	40,035	**46,158**
5	4	5	1,108	10,264	22,725	**30,988**
553,747	665,622	734,122	819,367	855,804	963,390	**1,132,930**
17,823	20,489	19,065	19,667	566,092	591,017	**569,902**
–	–	–	–	–	19,272	**84,639**
10,748	15,386	21,093	23,268	88,069	87,535	**96,500**
582,318	701,497	774,280	862,302	1,509,965	1,661,214	**1,883,971**
3.01	4.07	3.17	3.84	2.56	2.99	**3.57**
N/A	4.07	3.17	3.84	2.56	2.99	**3.57**
1.3	1.7	1.7	2.0	1.7	1.7	**1.8**
15.1	18.1	20.0	22.3	23.3	26.2	**30.8**



JOHNSON ELECTRIC HOLDINGS LIMITED
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Salon 6, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 24th July 2008 at 11:30 a.m. is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

30th June 2008

CONTENTS

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Salon 6, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on 24th July 2008 at 11:30 a.m., notice of which is set out on pages 13 to 16 of this circular, or any adjournment thereof
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Latest Practicable Date"	19th June 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice of AGM"	the notice of the AGM set out on pages 13 to 16 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 8 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate

"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holder(s) of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman

Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive

Winnie Wing-Yee Wang
Vice-Chairman

Richard Li-Chung Wang
Executive Director

\# Peter Stuart Allenby Edwards

\# Patrick Blackwell Paul

\# Michael John Enright

\# Laura May-Lung Cha *SBS, JP*

* Peter Kin-Chung Wang

\# Oscar de Paula Bernardes Neto

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Dear Sir or Madam,

PROPOSAL FOR RE-ELECTION OF DIRECTORS, AND GRANT OF GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) grant of general mandate to issue Shares; and (iii) grant of general mandate to repurchase Shares.

RE-ELECTION OF DIRECTORS

According to Bye-Law 109(A) of the Bye-Laws, Ms. Yik-Chun Koo Wang, Mr. Peter Stuart Allenby Edwards, Mr. Patrick Blackwell Paul and Prof. Michael John Enright will retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Their requisite details are set out in Appendix I to this circular.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

On 30th July 2007 a general and unconditional mandate was given to the Directors to issue, allot and dispose of additional shares of the Company up to a limit of 5% of the aggregate nominal amount of the issued share capital of the Company as at that date.

Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and Shareholders and accordingly, the Issue Mandate will be sought from Shareholders at the AGM to authorise the Directors to issue, allot and dispose of additional shares of the Company up to 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the Company will therefore be allowed under the Issue Mandate to issue a maximum of 183,689,446 Shares.

On 30th July 2007 a general and unconditional mandate was also given to the Directors to exercise the powers of the Company to repurchase Shares up to 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the relevant resolution. Such mandate will lapse at the conclusion of the forthcoming AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. Based on the 3,673,788,920 Shares in issue at the Latest Practicable Date (and assuming that there is no change in respect of the issued share capital of the Company after the Latest Practicable Date and up to the passing of the relevant resolution), the maximum number of Shares which may be repurchased pursuant to the Repurchase Mandate will be 367,378,892 Shares. In accordance with the Repurchase Rules, the Company is required to send to Shareholders an explanatory statement containing information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in Appendix II to this circular.

Conditional upon the passing of the Resolutions 7 and 8, an ordinary resolution to authorise the Directors to exercise the powers to issue, allot and dispose of additional shares of the Company under the Issue Mandate in respect of the aggregate nominal amount of the share capital in the Company repurchased by the Company will also be proposed for approval by Shareholders at the AGM.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of directors, Issue Mandate and Repurchase Mandate is set out on pages 13 to 16 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the Hong Kong Head Office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of the proxy will not prevent you from attending and voting in person at the AGM should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the AGM are set out in Appendix III to this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 30th June 2008

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Yik-Chun Koo Wang
Non-Executive Director
Honorary Chairman

Yik-Chun Koo Wang, age 91, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited. She has not held any directorship in other public companies during the last three years.

Madam Wang has not entered into any service contract with the Company, but she is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's emolument is determined by Remuneration Committee with reference to her experiences, as well as remuneration benchmark in the industry and the prevailing market trends. Madam Wang received a director's emolument of US$71,590 for the year ended 31st March 2008.

Madam Wang is the mother of Dr. Patrick Shui-Chung Wang, the Chairman and Chief Executive; Ms. Winnie Wing-Yee Wang, the Vice-Chairman and Mr. Peter Kin-Chung Wang, a Non-Executive Director. As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 2,164,133,880 (58.91%) Shares of the Company. Save as disclosed above, Madam Wang does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of her re-election.

Peter Stuart Allenby Edwards
Independent Non-Executive Director
Chairman of Nomination And Corporate Governance Committee

Peter Stuart Allenby Edwards, age 60, has been an Independent Non-Executive Director of the Company since 1995. He is a solicitor and was Senior Partner of Johnson, Stokes & Master until he retired on 30th September 1996. Mr. Edwards was Chairman of the Hong Kong Branch of the International Fiscal Association, Chairman of the Revenue Law Committee of the Hong Kong Law Society and a member of the Joint Liaison Committee on Taxation which advises the Government of the Hong Kong Special Administrative Region. He is also a member of the International Academy of Estate and Trust Law, an honorary lecturer in law at the University of Hong Kong and a director of a number of investment and holding companies. Mr. Edwards is a director of Martin Currie Pacific Trust p.l.c. He has not held any directorship in other public companies during the last three years.

Mr. Edwards has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Edwards received a director's fee of US$33,200 for the year ended 31st March 2008.

Mr. Edwards is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company. As at the Latest Practicable Date, a trust of which Mr. Edwards is one of the beneficiaries holds 100,000 Shares of the Company. Save as disclosed above, he does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Patrick Blackwell Paul
Independent Non-Executive Director
Chairman of Audit Committee and
Member of Nomination And Corporate Governance Committee

Patrick Blackwell Paul, age 60, has been an Independent Non-Executive Director of the Company since 2002. He had been Chairman and Senior Partner of PricewaterhouseCoopers in Hong Kong from 1994 to 2001. He is an independent non-executive director of The Hongkong and Shanghai Hotels, Ltd. and Pacific Basin Shipping Limited. His civic commitments include chairing the Supervisory Board of the British Chamber of Commerce in Hong Kong. He was a director of Kingsway International Holdings Ltd. until 15th April 2008. Mr. Paul has not held any directorship in other public companies during the last three years.

Mr. Paul has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Mr. Paul received a director's fee of US$45,421 for the year ended 31st March 2008.

Mr. Paul is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company. As at the Latest Practicable Date, Mr. Paul holds 50,000 Shares of the Company. Save as disclosed above, he does not have other interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

Michael John Enright
Independent Non-Executive Director
Chairman of Remuneration Committee and
Member of Audit Committee

Michael John Enright, age 49, has been an Independent Non-Executive Director of the Company since 2004. He obtained his A.B. (in Chemistry), MBA, and Ph.D. (in Business Economics) degrees all from Harvard University. He was formerly a professor at the Harvard Business School. Prof. Enright is currently a professor at the University of Hong Kong School of Business and a director in Enright, Scott & Associates, a Hong Kong-based consulting firm. He is a non-executive director of Shui On Construction and Materials Ltd. Prof. Enright has not held any directorship in other public companies during the last three years.

Prof. Enright has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to remuneration benchmark in the industry and the prevailing market trends. Prof. Enright received a director's fee of US$42,821 for the year ended 31st March 2008.

Prof. Enright is not connected with any other director, the senior management or any substantial or controlling shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed above, there is no other information that is required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders in respect of his re-election.

The following is the Explanatory Statement required to be sent to Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares.

Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares, representing 10% of the Shares in issue, being repurchased by the Company during the course of the period ending on the earliest of the date of the AGM in 2009, the date by which the next AGM of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2008, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its Shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2007	5.08	4.32	January 2008	4.40	3.40
July 2007	4.44	3.96	February 2008	3.95	3.63
August 2007	4.45	3.98	March 2008	3.74	3.38
September 2007	4.20	3.97	April 2008	3.75	3.47
October 2007	4.40	3.80	May 2008	3.99	3.68
November 2007	4.41	3.48	June 2008 (up to the Latest Practicable Date)	3.95	3.68
December 2007	4.50	3.52			

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 58.91% of the issued share capital of the Company. As at that date, 41.09% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 65.45%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No other connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

Bye-Law 78 of the Bye-Laws sets out the procedures by which Shareholders may demand a poll:

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Salon 6, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 24th July 2008 at 11:30 a.m. for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2008;

2. To declare a final dividend in respect of the year ended 31st March 2008;

3. To re-elect the following Directors:

   (a) Ms. Yik-Chun Koo Wang as a non-executive director;

   (b) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;

   (c) Mr. Patrick Blackwell Paul as an independent non-executive director;

   (d) Prof. Michael John Enright as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT:**

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board

Susan Chee-Lan Yip
Company Secretary

Hong Kong, 30th June 2008

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Monday, 21st July 2008 to Thursday, 24th July 2008, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:30 p.m. on Friday, 18th July 2008.

4. As at the date of this circular, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar de Paula Bernardes Neto	*Independent Non-Executive Director*

附註:

一、 凡有資格出席及投票之股東,均可委派一位或多位代表出席及投票:代表人不必為本公司股東,茲附上代表委任表格,填妥及交回代表委任表格後,股東仍可出席投票。

二、 委任代表的文件連同簽署的授權書或其他授權文件(如有)或經由公證人簽署證明的授權書或授權文件的副本,須於大會舉行時間四十八小時前交回香港新界沙田科學園科技大道東12號6樓本公司之香港辦事處,否則將視為無效。

三、 本公司將於二零零八年七月二十一日星期一至二零零八年七月二十四日星期四(首尾兩天包括在內)暫停辦理股份過戶登記手續。如欲獲得派發建議末期股息之資格,所有股份過戶文件連同有關股票最遲須於二零零八年七月十八日星期五下午四時三十分送交本公司之股份過戶登記分處香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖(請勿送往百慕達之股份過戶登記處),辦理股份過戶登記手續。

四、 於本通函發出日期,本公司的董事會成員開列如下:

汪顧亦珍	*名譽主席*
汪穗中	*主席及行政總裁*
汪詠宜	*副主席*
汪立忠	*執行董事*
Peter Stuart Allenby Edwards	*獨立非執行董事*
Patrick Blackwell Paul	*獨立非執行董事*
Michael John Enright	*獨立非執行董事*
史美倫	*獨立非執行董事*
汪建中	*非執行董事*
Oscar de Paula Bernardes Neto	*獨立非執行董事*

券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十，而根據（甲）段授予之權力亦應以此為限；

（丙） 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

九、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**於召開本大會通告所載第七項及第八項普通決議案通過後，將本公司董事會根據該項一般性授權而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第八項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過日期本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭

公司秘書

香港，二零零八年六月三十日

(丙) 除根據

(i) 配售新股，或

(ii) 行使本公司的認股權計劃所給予之認股權

外，董事會根據(甲)段之批准配發或有條件或無條件同意配發本公司股本之面值總額(無論是根據優先權或其他情況)將不得超過本公司在本決議案通過日期已發行股本面值總額百分之五；及

(丁) 本議案所載各詞釋義如下：

就本決議案而言：「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司之公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案；及

「配售新股」乃指向在指定日期已登記於本公司股東名冊上之股份持有人，根據所持股份比例而增發之股份或其他證券(本公司董事會如認為有需要及有利時，可排除其配售權益或作其他安排，例如零碎權益，或因香港以外地區之認可管理機關或股票交易所之規定或法例所列之限制或責任)。」；

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准董事會於有關期間行使本公司之所有權力，遵循及按照所有適用之法例購回其本身之股份；

(乙) 本公司根據(甲)段之批准於有關期間可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證

股東週年大會通告

逕啟者：德昌電機控股有限公司（「本公司」）茲訂於二零零八年七月二十四日星期四上午十一時三十分，假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳(Salon 6)舉行股東週年大會，以便處理下列事項：

一、 省覽及接納截至二零零八年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告；

二、 宣佈派發截至二零零八年三月三十一日止年度的末期股息；

三、 重選下列董事：

(甲) 汪顧亦珍女士為非執行董事；

(乙) Peter Stuart Allenby Edwards 先生為獨立非執行董事；

(丙) Patrick Blackwell Paul 先生為獨立非執行董事；

(丁) Michael John Enright 教授為獨立非執行董事；

四、 釐定董事袍金；

五、 重聘核數師並授權董事釐定其酬金；

六、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**本公司董事之人數定為十五名，並授權董事推選及委任新加董事，惟總數不多於十五名。」；

七、 作為特別事項，考慮及酌情通過下列議案為普通決議案：

「**動議**：

(甲) 一般及無條件批准本公司董事會根據以下(丙)段於有關期間行使本公司之所有權力以發行、配發及處理本公司股本中的外加股份及提出或給予可以或需要行使該權之建議、協議及認股權；

(乙) (甲)段的批准使本公司董事會在有關期間內將有權提出或給予建議、協議及認股權，此舉或需要在有關期間後行使該權；

本公司之公司細則第七十八條載有股東要求以投票方式表決的程序：

在任何股東大會上，任何提呈大會投票表決之決議案均以舉手方式表決，除非以下人士要求以投票方式表決（在宣佈以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）：

(甲) 大會主席；或

(乙) 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丙) 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

(丁) 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

除非有人要求以投票方式表決而沒被撤銷，主席宣佈一項議案經舉手表決一致通過或大多數通過，或被否決，而在公司會議記錄為該事項作記載時，即為此項事實之具有決定性之証據，而無需再証明記錄所得之贊成或反對票數目或比率。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零七年六月	5.08	4.32	二零零八年一月	4.40	3.40
二零零七年七月	4.44	3.96	二零零八年二月	3.95	3.63
二零零七年八月	4.45	3.98	二零零八年三月	3.74	3.38
二零零七年九月	4.20	3.97	二零零八年四月	3.75	3.47
二零零七年十月	4.40	3.80	二零零八年五月	3.99	3.68
二零零七年十一月	4.41	3.48	二零零八年六月 (截至最後實際可行日期)	3.95	3.68
二零零七年十二月	4.50	3.52			

披露權益

目前並無任何董事或(於作出一切合理查詢後，就其所知)其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十八點九一權益。於該日，本公司已發行股本之百分之四十一點零九由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十(惟本公司目前並無此計劃)，若干汪氏家族信託權益所佔之持股量將增至百分之六十五點四五。就董事會所知，根據收購守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份(無論是否於聯交所進行)，惟經長期獎勵股份計劃為授出股份予合資格僱員而購買之股份除外。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。

倘購回股份授權予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零九年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股，相等於已發行股份的百分之十。

進行購回股份之原因

董事會相信，購回建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況及融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則，本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回本公司股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金或借貸水平（與本集團之經審核綜合賬目所顯示於二零零八年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

Michael John Enright
獨立非執行董事
薪酬委員會主席及
審核委員會成員

Michael John Enright，四十九歲，二零零四年成為本公司獨立非執行董事。他持有哈佛大學化學學士學位、工商管理碩士學位及商業經濟博士學位，曾任哈佛商學院教授。Enright 教授現為香港大學商學院教授及一所香港顧問公司 Enright, Scott & Associates 的董事。他是瑞安建業有限公司的非執行董事。Enright 教授過去三年並無在其他上市公司擔任董事職務。

Enright 教授與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零八年三月三十一日止年度，Enright 教授收取42,821美元的董事袍金。

Enright 教授並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連，亦無擁有按證券及期貨條例第XV部而須予披露的本公司股份之任何權益。

除上述披露者外，並無按上市規則第13.51(2)條之規定而須予披露之其他資料，及概無其他就 Enright 教授之重選而需要使本公司股東知悉的其他事項。

Edwards 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零八年三月三十一日止年度，Edwards 先生收取33,200美元的董事袍金。

Edwards 先生並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連，於最後實際可行日期，Edwards 先生為其中一位受益人的一項信託基金持有100,000股本公司股份。除上述披露者外，他並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按上市規則第13.51(2)條之規定而須予披露之其他資料，及概無其他就 Edwards 先生之重選而需要使本公司股東知悉的其他事項。

Patrick Blackwell Paul
獨立非執行董事
審核委員會主席及
提名及企業管治委員會成員

Patrick Blackwell Paul，六十歲，二零零二年成為本公司之獨立非執行董事。由一九九四年至二零零一年，他曾擔任香港羅兵咸永道會計師事務所主席及高級合夥人。他現任香港上海大飯店有限公司及太平洋航運集團有限公司獨立非執行董事。其公職則包括出任香港英商會監督委員會主席。他曾任 Kingsway International Holdings Ltd.之董事至二零零八年四月十五日。Paul 先生過去三年並無在其他上市公司擔任董事職務。

Paul 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照同業水平及市場情況而釐定。截至二零零八年三月三十一日止年度，Paul 先生收取45,421美元的董事袍金。

Paul 先生並無與本公司任何董事、高級管理人員或任何主要或控股股東有任何關連，於最後實際可行日期，Paul先生擁有50,000股本公司股份。除上述披露者外，他並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外，並無按上市規則第13.51(2)條之規定而須予披露之其他資料，及概無其他就 Paul 先生之重選而需要使本公司股東知悉的其他事項。

下列為將於股東週年大會重選連任董事的資料:

汪顧亦珍
非執行董事
名譽主席

汪顧亦珍,九十一歲,本公司名譽主席及德昌電機集團創辦人之一。汪女士在一九八四年擔任本集團副主席,並曾積極參予本集團之早期發展。汪女士是聯亞集團有限公司榮譽主席。她過去三年並無在其他上市公司擔任董事職務。

汪女士與本公司並無訂立任何服務合約,惟須根據公司細則之規定,於本公司股東週年大會上輪值告退及膺選連任。支付予董事的酬金由薪酬委員會參照其經驗、同業水平及市場情況而釐定。截至二零零八年三月三十一日止年度,汪女士收取71,590美元的董事酬金。

汪女士為本公司主席及行政總裁汪穗中博士、副主席汪詠宜女士及非執行董事汪建中先生之母親。於最後實際可行日期,汪氏家族聯繫之若干信託管理人直接或間接擁有本公司 2,164,133,880 股(百分之五十八點九一)股份。除上述披露外,汪女士並無擁有按證券及期貨條例第XV部而須予披露的本公司股份之其他權益。

除上述披露者外,並無按上市規則第13.51(2)條之規定而須予披露之其他資料,及概無其他就汪女士之重選而需要使本公司股東知悉的其他事項。

Peter Stuart Allenby Edwards
獨立非執行董事
提名及企業管治委員會主席

Peter Stuart Allenby Edwards,六十歲,一九九五年成為本公司獨立非執行董事。他是執業律師並曾任孖士打律師行的高級合夥人,於一九九六年九月三十日榮休。Edwards 先生曾任國際財務協會香港分會 (Hong Kong Branch of the International Fiscal Association) 主席、香港律師公會財務小組主席及中英聯合聯絡小組稅務委員會會員,提供意見予香港特別行政區政府。他也是遺產及信託法國際學院的成員,香港大學法律系榮譽講師以及多間投資和控股公司董事。Edwards 先生現為 Martin Currie Pacific Trust p.l.c. 的董事,過去三年他並無在其他上市公司擔任董事職務。

在須通過決議案第七項及第八項的條件下，將在股東週年大會上提呈予股東批准一項普通決議案，以授權董事就本公司所購回股本的面值總額，根據發行股份授權，行使發行、配發及處理本公司的額外股份的權力。

股東週年大會通告

載有關於重選董事、發行股份授權及購回股份授權決議案的股東週年大會通告已詳載本通函第13至16頁。

隨本通函附股東週年大會適用之代表委任表格。不論　閣下是否擬親自出席股東週年大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港辦事處。即使填妥及交還代表委任表格後，　閣下仍可親自出席股東週年大會，並於會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本通函附錄丙中。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為列於股東週年大會通告的決議案乃符合本公司、本集團及其股東整體之最佳利益，因此，董事建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零八年六月三十日

敬啟者:

建議重選董事及授予發行和購回股份的一般性授權

緒言

本通函旨在向　閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料:(i)重選董事;(ii)授予發行股份的一般性授權;及(iii)授予購回股份的一般性授權。

重選董事

根據公司細則第一零九(甲)條,汪顧亦珍女士、Peter Stuart Allenby Edwards 先生、Patrick Blackwell Paul 先生及 Michael John Enright 教授須於股東週年大會上輪值告退,並願膺選連任。

彼等資料詳載於本通函附錄甲。

股份發行及購回的一般性授權

於二零零七年七月三十日董事會獲授予一項一般及無條件授權,以發行、配發及處理不超過於當日本公司已發行股本面值總額百分之五的外加股份。

該項一般性授權將於股東週年大會結束時失效。董事會相信更新此一般性授權乃符合本公司及股東的利益,因此,在股東週年大會上將向股東尋求授予董事會發行股份授權,以發行、配發及處理本公司的外加股份,而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之五。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前,本公司之已發行股本沒有變動),本公司根據發行股份授權可發行最多不超過183,689,446股股份。

於二零零七年七月三十日董事會亦獲授予一項一般及無條件授權,以行使購回本公司股份,而最大數量為在通過此項決議案當日本公司已發行股本面值總額的百分之十。此項授權將於即將舉行之股東週年大會結束時失效,故建議　閣下批准於股東週年大會上提呈一項普通決議案,授予董事會購回股份授權。按最後實際可行日期的已發行股份3,673,788,920股計算(並假設在最後實際可行日期後至有關決議案通過前,本公司之已發行股本沒有變動),本公司根據購回股份授權可購回最多不超過367,378,892股股份。根據股份購回規則之要求,本公司須向各股東送呈一份說明文件,載列合理地必需之資料,使各股東能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄乙中。

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

董事會

* 汪顧亦珍
名譽主席

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

汪立忠
執行董事

\# Peter Stuart Allenby Edwards

\# Patrick Blackwell Paul

\# Michael John Enright

\# 史美倫*SBS, JP*

* 汪建中

\# Oscar de Paula Bernardes Neto

* *非執行董事*
\# *獨立非執行董事*

香港辦事處

香港新界沙田科學園
科技大道東12號6樓

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

「股份購回規則」	指	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「港元」	指	香港法定貨幣港元
「美元」	指	美國法定貨幣美元
「%」	指	百分比

釋 義

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年七月二十四日上午十一時三十分假座香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳 (Salon 6) 舉行的股東週年大會或其任何續會，大會通告載於本通函第13至第16頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	指	本公司的公司細則
「本公司」	指	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所載涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「發行股份授權」	指	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「最後實際可行日期」	指	二零零八年六月十九日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則 (經不時修訂)
「股東週年大會通告」	指	載於本通函第13至16頁股東週年大會通告
「購回股份授權」	指	股東週年大會通告第八項決議案所述擬提呈之普通決議案
「購回建議」	指	授予董事會一般授權之購回建議，以行使本公司權力，在購回股份授權所述期間內購回最多達於購回股份授權通過當日本公司已發行股本百分之十之股份

目　錄

頁次

此乃要件 請即處理

閣下如對本文件各方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

建議
重選董事、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零八年七月二十四日上午十一時三十分在香港金鐘道八十八號太古廣場香港JW萬豪酒店三樓宴會廳 (Salon 6) 舉行股東週年大會，有關通告載於本通函第13至16頁，無論 閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港辦事處，地址為香港新界沙田科學園科技大道東12號6樓，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零八年六月三十日


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code : 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2008

HIGHLIGHTS

- Total sales were US$2,221 million – an increase of 6% compared to the 2007 financial year
- Operating cash flow amounted to US$316 million, an increase of 42%
- Operating profit, after restructuring charges and provisions of US$24 million, increased 20% to US$189 million
- Net earnings attributable to shareholders increased by 19% to US$131 million or 3.57 US cents per share
- Net debt as a percentage of total equity decreased to 26% from 44% a year earlier
- The Board has recommended a final dividend of 1.25 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.83 US cents per share

---

The Directors announce that the audited consolidated profit attributable to equity holders for the year ended 31st March 2008 was US$130,849,000, an increase of 19% over the corresponding year in 2007.

FINANCIAL RESULTS

The audited consolidated profit and loss account for the year ended 31st March 2008 together with comparative figures for the corresponding year in 2007 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31st March 2008

	Note	**2008 US$'000**	2007 US$'000
Sales	2	**2,220,792**	2,086,628
Cost of goods sold		**(1,656,452)**	(1,574,401)
Gross profit		**564,340**	512,227
Other income and gains		**17,701**	7,336
Selling and administrative expenses		**(369,239)**	(349,558)
Restructuring provision and assets impairment	3	**(23,986)**	(12,245)
Operating profit	4	**188,816**	157,760
Finance costs, net		**(18,745)**	(21,523)
Share of profits / (losses) of jointly controlled entities / associated companies		**117**	(302)
Profit before income tax		**170,188**	135,935
Income tax expenses	5	**(31,939)**	(22,932)
Profit for the year		**138,249**	113,003
Attributable to:			
Equity holders of the Company		**130,849**	109,696
Minority interests		**7,400**	3,307
		138,249	113,003
Dividends	6	**67,353**	61,230
Earnings per share for profit attributable to the equity holders of the Company during the year (expressed in US cents per share)			
Basic	7	**3.57**	2.99
Diluted	7	**3.57**	2.99

CONSOLIDATED BALANCE SHEET

As at 31st March 2008

	Note	2008 US$'000	2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**409,864**	390,019
Investment properties		**38,978**	24,208
Leasehold land and land use rights		**22,462**	24,805
Intangibles		**775,162**	667,154
Associated companies		**1,920**	2,364
Deferred income tax assets		**28,892**	30,918
Available-for-sale financial assets		**5,833**	5,131
Other financial assets at fair value through profit or loss		**8,813**	4,140
		1,291,924	1,148,739
Current assets			
Stocks and work in progress		**269,924**	251,170
Trade and other receivables	8	**505,561**	458,859
Derivative financial instruments		**15,111**	9,463
Other financial assets at fair value through profit or loss		**-**	995
Income tax recoverable		**4,126**	1,817
Bank balances and cash		**268,031**	149,282
		1,062,753	871,586
Current liabilities			
Trade and other payables	9	**352,286**	298,055
Current income tax liabilities		**25,642**	14,204
Derivative financial instruments		**24,979**	698
Borrowings		**37,796**	20,615
Provisions and other liabilities		**30,003**	25,539
		470,706	359,111
NET CURRENT ASSETS		**592,047**	512,475
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,883,971**	1,661,214
Non-current liabilities			
Borrowings		**526,686**	552,900
Derivative financial instruments		**84,639**	19,272
Deferred income tax liabilities		**96,500**	87,535
Provisions and other liabilities		**43,216**	38,117
		751,041	697,824
NET ASSETS		**1,132,930**	963,390
EQUITY			
Share capital		**77,704**	82,062
Reserves		**978,080**	818,568
Proposed dividends		**46,158**	40,035
		1,101,942	940,665
Minority interests		**30,988**	22,725
TOTAL EQUITY		**1,132,930**	963,390

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the year ended 31st March 2008

	2008 US$'000	2007 US$'000
Gain on revaluation of property, plant and equipment transferred to investment properties	**4,346**	4,662
Deferred income tax effect on gain on revaluation of property, plant and equipment transferred to investment properties	**(760)**	(816)
Available-for-sale financial assets:		
- fair value (losses)/gains	**(660)**	304
- release of reserves upon disposal	**(159)**	217
Fair value losses on hedging instruments	**(13,875)**	(2,273)
Deferred income tax effect on fair value losses on hedging instruments	**2,747**	398
Actuarial (losses)/gains of defined benefit plan	**(6,688)**	1,798
Deferred income tax effect on actuarial gains/(losses) of defined benefit plan	**2,977**	(950)
Capital reserve released on disposal of subsidiaries	**(45)**	-
Exchange differences on translation of foreign subsidiaries and associated companies	**110,199**	41,880
Net income recognised directly in equity	**98,082**	45,220
Profit for the year	**138,249**	113,003
Total recognised income for the year	**236,331**	158,223

Note:

1. Principal accounting policies

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and investment properties, which are carried at fair value.

In 2007/08, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The comparatives have been amended as required, in accordance with the relevant requirements.

HKFRS 7	Financial Instruments: Disclosures
HKAS 1 (Amendment)	Presentation of Financial Statements: Capital Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2 - Group and Treasury Share Transactions

The adoption of new / revised HKASs, including HKFRS 7, HKAS 1 (amendment), HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10 and HK(IFRIC)-Int 11, did not result in substantial changes to the Group's accounting policies. In summary:

- HKFRS 7, 'Financial Instruments: Disclosures' and the complementary amendment to HKAS 1, 'Presentation of financial statements - Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables.

- HK(IFRIC)-Int 8, 'Scope of HKFRS 2', requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group's financial statements.

- HK(IFRIC)-Int 9, 'Reassessment of Embedded Derivatives', requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, and the Group already assesses if embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9, the adoption of this interpretation does not have any impact on the Group's financial statements.

- HK(IFRIC)-Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

- HK(IFRIC)-Int 11, 'HKFRS 2 – Group and treasury share transactions', provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's share) should be accounted for as equity- settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation has no material impact on the Group's accounting policies as the Group's existing accounting policy on share-based transactions comply with this interpretation.

2. Segment information

(a) Primary reporting format - business segments

Turnover of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprised Automotive Products Group (APG), Industry Products Group (IPG) and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group.

The segment results for the year ended 31st March 2008 are as follows:

	Manufacturing 2008 US$'000	Trading 2008 US$'000	Group 2008 US$'000
Sales	2,089,393	131,399	**2,220,792**
Segment operating profit	188,624	192	**188,816**
Finance costs	(17,990)	(755)	**(18,745)**
Share of profit of associated companies	117	-	**117**
Profit/ (loss) before income tax	170,751	(563)	**170,188**
Income tax expenses	(31,464)	(475)	**(31,939)**
Profit/(loss) for the year	139,287	(1,038)	**138,249**
Total assets			
Segment assets	2,238,150	81,589	**2,319,739**
Associated companies	1,920	-	**1,920**
Deferred income tax assets and income tax recoverable	33,000	18	**33,018**
	2,273,070	81,607	**2,354,677**
Total liabilities			
Segment liabilities	1,047,011	52,594	**1,099,605**
Deferred income tax liabilities and income tax liabilities	121,709	433	**122,142**
	1,168,720	53,027	**1,221,747**
Other information			
Restructuring provision and assets impairment	23,986	-	**23,986**
Capital expenditure:			
- Acquisition of property, plant and equipment and leasehold land	96,014	1,324	**97,338**
- Addition of intangible assets	2	1,553	**1,555**
Addition of property, plant and equipment from the acquisition of subsidiaries	-	34	**34**
Depreciation on property, plant and equipment	71,975	189	**72,164**
Amortisation charge on leasehold land and land use rights	684	-	**684**
Amortisation charge on intangibles	17,777	116	**17,893**

	Manufacturing 2007 US$'000	Trading 2007 US$'000	Group 2007 US$'000
Sales	1,989,907	96,721	2,086,628
Segment operating profit	155,052	2,708	157,760
Finance costs	(21,258)	(265)	(21,523)
Share of losses of jointly controlled entities and associated companies	(302)	-	(302)
Profit before income tax	133,492	2,443	135,935
Income tax expenses	(22,143)	(789)	(22,932)
Profit for the year	111,349	1,654	113,003
Total assets			
Segment assets	1,948,076	37,150	1,985,226
Associated companies	2,364	-	2,364
Deferred income tax assets and income tax recoverable	32,735	-	32,735
	1,983,175	37,150	2,020,325
Total liabilities			
Segment liabilities	940,104	15,092	955,196
Deferred income tax liabilities and income tax liabilities	101,202	537	101,739
	1,041,306	15,629	1,056,935
Other information			
Restructuring provision and assets impairment	12,245	-	12,245
Capital expenditure			
- Acquisition of property, plant and equipment and leasehold land	76,189	594	76,783
- Addition of intangible assets	6	278	284
Addition of property, plant and equipment from the acquisition of subsidiaries	10,029	-	10,029
Depreciation on property, plant and equipment	70,706	118	70,824
Amortisation charge on leasehold land and land use rights	689	-	689
Amortisation charge on intangibles	17,105	92	17,197

(b) Secondary reporting format - geographical segments

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		Capital expenditure		Segment assets	
	2008	2007	**2008**	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Asia	**709,689**	686,181	**69,991**	54,484	**907,503**	728,358
America	**524,096**	504,685	**6,443**	3,851	**203,699**	229,174
Europe	**987,007**	895,762	**22,459**	18,732	**1,208,537**	1,027,694
	2,220,792	2,086,628	**98,893**	77,067	**2,319,739**	1,985,226

3. Restructuring provision and asset impairment

Restructuring provision and assets impairment relate mainly to activities in the US and Europe. In the US, these costs included some consolidation of manufacturing and distribution facilities in our Automotive Products Group and the resizing of our Parlex operations. In Europe, costs related primarily to early stage work in new initiatives to simplify the European manufacturing, supply chain, and legal entity footprints.

	2008	2007
	US$'000	US$'000
Restructuring provision	**12,800**	11,241
Assets impairment relating to restructuring	**11,186**	1,004
Total provision	**23,986**	12,245

4. Depreciation and amortisation

During the year, depreciation of US$71,952,000 (2007 : US$70,325,000) in respect of property, plant and equipment, amortisation of US$684,000 (2007: US$689,000) in respect of leasehold land and land use rights and amortisation of US$17,893,000 (2007: US$17,197,000) in respect of intangibles were charged in the profit and loss account.

5. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2007: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2008	2007
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**11,339**	9,715
Overseas taxation	**17,271**	22,210
Under/(over) provisions in prior years	**137**	(4,919)
	28,747	27,006
Deferred income tax	**3,192**	(4,074)
	31,939	22,932

6. Dividends

	2008 US$'000	2007 US$'000
Interim, paid, of 0.58 US cents per share (2007 : 0.58 US cents)	**21,195**	21,195
Final, proposed, of 1.25 US cents per share (2007 : 1.09 US cents)	**46,158**	40,035
	67,353	61,230

7. Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	2008	2007
Profit attributable to equity holders of the Company (thousands US dollar)	**130,849**	109,696
Weighted average number of ordinary shares in issue (thousands)	**3,667,897**	3,671,883
Basic earnings per share (US cents per share)	**3.57**	2.99

The Company has share options that could dilute basic earnings per share in the future. Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the year ended 31st March 2008.

8. Trade and other receivables

The trade and other receivables include trade receivables of US$437,842,000 (2007: US$408,178,000). The Group normally grants credit terms ranging from 30 to 90 days to its trade customers. The ageing analysis of trade receivables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2008	**343,956**	**46,714**	**47,172**	**437,842**
Balance at 31st March 2007	326,703	35,693	45,782	408,178

9. Trade and other payables

The trade and other payables include trade payables of US$227,425,000 (2007: US$182,976,000). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March 2008	**181,501**	**32,550**	**13,374**	**227,425**
Balance at 31st March 2007	148,275	11,454	23,247	182,976

10. Commitments

10.1 Capital Commitments

Group	**2008**	2007
	US$'000	US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	**5,598**	3,935
Contracted for	**9,473**	7,600
	15,071	11,535

10.2 Operating Lease Commitments

(i) At 31st March 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2008		2007	
	Land and buildings US$'000	**Others US$'000**	Land and buildings US$'000	Others US$'000
Not later than one year	**15,703**	**1,961**	14,088	1,197
Later than one year and not later than five years	**36,802**	**1,395**	34,547	1,197
Later than five years	**23,286**	**-**	10,733	8
	75,791	**3,356**	59,368	2,402

(ii) At 31st March 2008, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases on land and buildings as follows:

	2008	2007
	US$'000	US$'000
Not later than one year	**2,397**	1,820
Later than one year and not later than five years	**634**	1,759
	3,031	3,579

CHAIRMAN'S STATEMENT

To Our Shareholders,

Johnson Electric achieved very satisfactory results for the 2008 financial year in the context of operating conditions that continue to be difficult for global component manufacturers. In fact, the headwinds that constrained performance in 2006-07 remain prevalent and, in some aspects, have become stronger over the course of the past twelve months.

Despite the generally tougher economic environment, the Group's underlying operating cash generation improved significantly compared to the prior year. And, while we still have work to do in raising the performance of some of the smaller, newer businesses in the portfolio, the overall competitive and financial position of the Group is very sound.

Summary of 2007-08 Results

- For the financial year ended 31st March 2008, total sales were US$2,221 million – an increase of 6% compared to the 2007 financial year
- Operating cash flow amounted to US$316 million, an increase of 42%
- Operating profit, after restructuring charges and provisions of US$24 million, increased 20% to US$189 million
- Net earnings attributable to shareholders increased by 19% to US$131 million or 3.57 US cents per share
- Net debt as a percentage of total equity decreased to 26% from 44% a year earlier
- The Board has recommended a final dividend of 1.25 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.83 US cents per share

Sales Performance

The increase in total sales by US$134 million to US$2.22 billion reflected the combination of the strength of the Euro and other currencies against the US Dollar, strong growth in cooling fan module sales in North America and China, and continued expansion of the Group's trading activities. Partially offsetting this growth was lower sales of micromotors to the power tools market and weaker than expected sales to the computer equipment segment by Parlex, the Group's flexible printed circuits business.

The Automotive Products Group (APG), the largest operating division, generated sales of US$1,157 million – an increase of 10% over the prior year. European-based automotive industry customers contribute more than 60% of APG's sales and consequently the division benefited from the sustained strength of the Euro currency and generally positive economic conditions in the Euro zone during the year. In addition, the North American cooling fan module business continued to grow market share from a relatively small base; while the same product line in mainland China achieved a healthy double-digit sales increase in a rapidly growing automotive market that is now the second largest in the world.

The Industry Products Group (IPG) recorded sales of US$716 million – a decrease of almost 1% compared to the prior year. Modest sales gains by most IPG business units were more than offset by a decline in sales to power tools motor applications reflecting both the sharp downturn in the North American housing market and competitive price pressures in Asia. To confront the competitive threat at the lower end of some segments where IPG operates, Johnson Electric has recently established a separately managed operating unit to supply standardized "no frills" micromotors to selected customers whose requirements for a low price point outweighs the need for customized engineering and service. The initial results of this innovative, complementary business model have been encouraging.

Other smaller businesses within the Group contributed a combined US$348 million to total sales, an increase of 11% compared to the previous financial year. Johnson Electric Trading, in particular, experienced strong demand for its specialty and recycled metals trading services from an extensive and growing base of small to medium sized customers in mainland China. Parlex Corporation, on the other hand, experienced a slight decline in overall sales due to lower orders from a key computer equipment customer that offset continued strong demand from other industry segments for the company's high quality flexible printed circuit board technology.

Improving Profitability and Operating Cash Flow despite Strong Headwinds from High Raw Material Prices

Gross profit margins increased by 0.9% to 25.4%, reflecting a combination of internal operating improvements and external macro-economic factors. Internally, the profitability of the two main operating divisions benefited from volume and mix improvements as well as better execution of price increases – especially in IPG – to reflect higher input costs. Externally, the business continues to be buffeted by rising copper and steel costs, higher labour costs in China, and the appreciation of the Reminbi currency. However, more than offsetting these negative external factors was the strength of the Euro and other currencies against the US Dollar which was positive for Johnson Electric given the substantial presence that it has developed in Europe over the past several years.

Selling and administrative expenses as a percent of sales reduced slightly and, with higher other income and gains from asset disposals largely offsetting higher restructuring charges and provisions, operating profits increased by 20% to US$189 million. The restructuring provisions of US$24 million related to ongoing initiatives to optimise the Group's global manufacturing footprint as well as a non-cash impairment charge against the book value of an under-utilized US manufacturing facility.

As highlighted earlier, the operating cash flow performance of the Group was particularly encouraging with higher operating profits supplemented by better working capital management. This enabled the Group to further reduce its borrowings and increase its cash reserves to the extent that net debt at the financial year end amounted to US$298 million or 26% of total equity (compared to US$424 million or 44% of total equity a year ago).

Building a Stronger, More Adaptable Business Model

The acceleration of global economic integration combined with advances in technology has meant that manufacturing businesses today are required to cope with change that is unprecedented in terms of its pace and breadth of impact. Sticking to a single tried and tested formula that worked well in the past is increasingly a high risk strategy for corporate success.

For the first four decades in its history, Johnson Electric pursued a strategy focused on building a large-scale manufacturing platform in mainland China to export small precision motors to international customers. While that low-cost manufacturing platform remains a critical source of competitive advantage for the Group, over the most recent decade the strategy has evolved to embrace a broader base of capabilities and technologies that we believe provides Johnson Electric with much stronger, more balanced business model with greater potential to sustain longer term value creation.

Whereas ten years ago the Group operated just two factories in Asia, today we have some thirty manufacturing and assembly plants in fourteen countries on five continents. Our range of motor and motion-related products has expanded dramatically as well – and now extends from the most basic DC motor to sophisticated sub-systems incorporating geared motors, pumps, switches and flexible interconnections.

Some of our plants are geared to serving customers whose particular engineering requirements and lower production volumes demand close geographic proximity; other plants focus on higher volumes and an efficient global supply chain to flow-ship finished goods across continents to a customer's warehouse or assembly plant. Plants located in higher cost countries tend to feature greater degrees of industrial automation; while plants in lower cost countries such as China, Hungary or Poland naturally tend to use more labour-intensive production processes.

The point of this increased scope and breadth to our business is that it enables Johnson Electric to navigate through exceptionally volatile and unpredictable external market conditions with more confidence and lower risk than if we were dependent on a narrower product line or span of operation. In addition, it offers us the potential to deliver a range of solutions to customers across the entire product life cycle that no other competitor can match.

Current Trading Conditions and Outlook

The global economy is presently projected to weaken during the second half of calendar 2008 due in large part to the twin crises in the US housing and credit markets, combined with soaring fuel and food prices, which are causing consumers and businesses to curtail expenditure. Although most countries in the Euro zone, especially Germany, still appear to be resisting the worst effects of the US slowdown and financial turmoil, the expectations are that economic activity in Europe will also slow in the coming months.

On the other hand, growth in emerging economies remains extremely robust, helping to support strong exports from developed countries and thus partially cushioning global manufacturers from weaker domestic demand.

At Johnson Electric, as noted earlier, the diversified nature of our customer base is beneficial in mitigating the effects of economic downturns in a particular country or market. Indeed, even in the first weeks of the new 2008-09 financial year, we have yet to see any material weakness in sales trends compared to a year ago – except in power tool motor applications which continues to be soft. In automotive applications – and this is one sector of the US economy which is unquestionably already in recession – we are continuing to achieve modest overall sales gains at the present time.

Management will continue to press forward in aggressively tackling the underperforming business units within our portfolio through tighter cost control, smarter pricing decisions, and ongoing restructuring of the manufacturing footprint. In other areas, we will be working hard to capture more revenue synergies from the thousands of our customers who currently purchase one particular product from one Johnson Electric business but who also recognize the value in being provided with a one-stop, engineered solution that draws on the unique range of innovative technologies that exist across the whole Group. In the coming year, we also plan to increase our focus on and direct resources towards the rapidly developing "BRIC" countries (Brazil, Russia, India and China) and the Middle East.

Inevitably, should the current weakening in the global economy become a more severe and prolonged recession than is presently anticipated or should commodity prices rise substantially above current levels, then Johnson Electric's well-diversified operations will be negatively impacted. Our business units are accordingly taking a relatively conservative and prudent stance in terms of planning and capital budgeting for the year ahead. Based on current trading conditions, however, we are cautiously optimistic that the Group is positioned to deliver sales growth in the range of 5% to 7% in the 2008-09 financial year. Our ability to grow profits, on the other hand, will be made difficult by the ongoing turmoil in commodity prices, currency fluctuations, and other external factors.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 24th July 2008 payment of a final dividend of 9.8 HK cents equivalent to 1.25 US cents per share (2007: 8.5 HK cents or 1.09 US cents) payable on 30th July 2008 to persons who are registered shareholders of the Company on 24th July 2008 making a total distribution of 14.3 HK cents equivalent to 1.83 US cents per share for the year ended 31st March 2008 (2007: 13 HK cents or 1.67 US cents).

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Monday, 21st July 2008 to Thursday, 24th July 2008, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Friday, 18th July 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS

Segmental Profit & Loss Accounts

US$m	2008			2007		
	Manufacturing	Trading	Total	Manufacturing	Trading	Total
Sales	2,090	131	2,221	1,990	97	2,087
Gross Profit	555	9	564	503	9	512
	26.6%	6.8%	25.4%	25.3%	8.8%	24.5%
Other Income & Gains	19	(1)	18	7	0	7
Selling and Administrative	(361)	(8)	(369)	(343)	(6)	(349)
	(17.3%)	(6.1%)	(16.6%)	(17.2%)	(6.0%)	(16.8%)
Op. Profit before Restructuring	213	0	213	167	3	170
Restructuring	(24)	0	(24)	(12)	0	(12)
Operating Profit	189	0	189	155	3	158
	9.0%	0.0%	8.5%	7.8%	3.1%	7.6%
Finance Costs	(18)	(1)	(19)	(21)	(1)	(22)
Profit Before Income Tax	171	(1)	170	134	2	136
Income Tax	(32)	(0)	(32)	(22)	(1)	(23)
Profit for the year	139	(1)	138	112	1	113
Minority Interest			(7)			(3)
Profit Attr. To Shareholders			131			110

Sales

Total Group Sales for the financial year ended 31st March 2008 increased by US$134.2 million, 6.4%, from US$2,086.6 million to US$2,220.8 million, in line with the sales analysis above.

Gross Profit

Gross profit increased by US$52.1 million, 10.2%, from US$512.2 million to US$564.3 million. As a percentage of sales, gross margin increased by 0.9% of sales from 24.5% to 25.4%.

During the year, changes in the relative value of currencies significantly impacted the reported results and, beyond currencies, there were other shifts in external market factors which had major impacts on our cost base, as detailed below. To help mitigate the adverse impacts on our cost structure which resulted from these currency and market factors, and to improve profitability, we continued to focus on operational improvements throughout the business.

As detailed below, currency contributed to a net increase in gross profit by US$27.7 million, other external factors decreased gross profit by US$20.2 million, and operations initiatives and cost control helped strengthen margins by US$44.6 million in the year.

Currency

The relative strength of the Euro and other European trading currencies against the US dollar in the year favourably impacted gross profit by US$38.1 million, net. Sales were favourably impacted by US$80.4 million as a result of sales denominated in Euros and other European trading currencies, which reflected the significant proportion of business conducted by the Group in Europe. However, costs were adversely impacted by US$42.3 million as a result of operating costs denominated in Euros.

In Asia, the relative strength of the Chinese renminbi and other Asian currencies against the US dollar in the year adversely impacted gross profit by US$10.4 million, net. Sales were favourably impacted by US$7.5 million as a result of sales denominated in renminbi and other Asian currencies but costs were adversely impacted by US$17.9 million as a result of costs denominated in renminbi which were incurred in our China operations.

In summary, the net benefit derived from the Euro and other European trading currencies of US$38.1 million was offset by the US$10.4 million of net renminbi and other Asian currency effects to result in an overall currency benefit to gross profit of USS$27.7 million. This benefit amounted to 1.2% of sales.

Other External Factors

Gross profit was adversely impacted by ongoing pressures in a number of key ingredients in the cost structure including the costs of copper, steel, and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$20.2 million in comparison to the prior year, equivalent to 0.9% of sales.

Operations

In our industrial and automotive businesses, increases in volume and improvements in product and market mix as well as improved inventory management and manufacturing yield have contributed to improved gross margins. In addition, pricing actions provided some relief from the adverse effect of rapidly increasing material costs on gross margin. Together, these actions generated US$44.3 million of additional gross profit compared to last year.

In our Parlex business, gross profits were down by US$3.6 million compared to last year. This is primarily due to delays which had occurred in rationalizing the global manufacturing footprint of this business and in improving operational performance. Nevertheless, during the year, progress has been made in re-shaping the business and moving towards profitability.

In the Group's other manufacturing businesses, gross profits grew by US$3.9 million primarily due to a strong performance from the Saia Burgess Controls operation.

In the Trading business gross profit was broadly in line with last year. Gross margin decreased from 8.8% to 6.8% primarily as a result of low margins on our start up recycled metals business.

Other Income and Gains

Other income and gains increased by US$10.4 million, from US$7.3 million to US$17.7 million. The majority of the income and gains results from two non-recurring transactions: a gain on the disposal of land and buildings and a profit on the disposal of a non-core associated company (MiCS MicroChemical Systems SA).

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses increased by US$19.6 million, or 5.6%, from US$349.6 million to US$369.2 million. As a percentage of sales, SG&A reduced to 16.6% from 16.8% in the prior year.

The impact of a weaker US dollar on SG&A costs denominated in other currencies amounted to US$16.3 million in the year. Without this, SG&A increased by 1.0% year on year, and would have been 15.9% of sales. The primary causes of this currency impact relate to the Euro. First, a significant part of SG&A in Europe is denominated in Euro and was translated into US$ at higher rates than last year and, second, SG&A includes the impact of forward currency contracts which were settled during the year.

Lower claims, warranty, bad debt and VAT related costs this year accounted for a total improvement of US$8.1 million but this was largely offset by cost increases of US$5.2 million resulting mainly from salary increases and additional freight costs. In addition, a non-recurring litigation and site clean-up related charge of US$4.0 million was incurred to settle actions for environmental contamination from our closed site in Columbus, Mississippi. Although settlement with the majority of plaintiffs was made in February 2007, a further settlement was made this year regarding action taken against the Company by a co-defendant in the case. This litigation is now closed. In our Trading business SG&A increased by US$2.2 million as a result of start up costs related to our recycled metals business.

Restructuring Costs

The Group's restructuring charges of US$24.0 million in the year related to restructuring activities and asset impairments in the US, Europe and Asia.

In the US, these costs included some consolidation of manufacturing and distribution facilities in our Automotive Products Group and the resizing of our Parlex operations. In Europe, costs related primarily to early stage work in new initiatives to simplify the European manufacturing, supply chain, and legal entity footprints. This new initiative seeks to leverage the Group's presence in Europe and to maximize synergies in the Group's infrastructure. In Asia, the costs related primarily to relocation of manufacturing facilities in PRC.

Operating Profit

Operating profit increased by US$31.0 million, 19.7%, from US$157.8 million to US$188.8 million. Excluding the non-recurring contribution of US$11.3 million included in other income and gains, operating profit increased by US$19.7 million, or 12.5%, over the prior year.

The combined currency effects on gross margin and SG&A detailed above resulted in a favourable net impact on profit before tax of US$11.4 million. This benefit amounted to 0.5% of sales.

Finance Costs, net

Net interest expense for the year decreased by US$2.7 million from US$21.5 million to US$18.8 million due to the reduction in net debt levels throughout the year and the decline in interest rates which positively impacted the variable rate loans which make up the majority of the Group's borrowings.

Income Tax Expenses

The Income Tax expense increased by US$9.0 million compared to last year, from US$22.9 million to US$31.9 million. This resulted in an effective tax rate for the year of 18.8%, compared to 16.9% for the prior year. Last year's tax charge had included a tax provision release of US$4.9 million without which the rate would have been 20.5%. Each year, the effective tax rate is impacted by changes in the geographic mix of our taxable profits, changes in our supply chain, changes in tax rates in the jurisdictions in which we operate, adjustments to tax provisions from time to time as a result of tax audits, and changes in our deferred tax position.

Profit after Tax

Profit after tax increased by US$25.2 million from the prior year, 22.4%, from US$113.0 million to US$138.2 million. Excluding the non-recurring after-tax contribution of US$9.0 million included in other income and gains and adjusted for tax, profit after tax increased by US$16.2 million, or 14.3%, over the prior year.

Minority Interest

Profits attributable to minority interests increased by US$4.1 million, from US$3.3 million to US$7.4 million, primarily due to increased profits in Ri-Yong derived from a non-recurring gain on the disposal of land and buildings.

Profit Attributable to Shareholders

Profit attributable to shareholders increased by US$21.1 million from the prior year,19.3%, from US$109.7 million to US$130.8 million. Earnings per share increased from 2.99 US cents per share to 3.57 US cents per share.

ANALYSIS OF CASH FLOWS

Simplified Cash Flow
US$millions

	2008	2007	Change
Profit Before Interest and Tax*	188.8	157.8	31.0
Depreciation and Amortization	90.5	88.2	2.3
EBITDA	**279.3**	**246.0**	**33.3**
Other Non Cash Items in Profit Before Tax	1.1	(3.9)	5.0
Working Capital Change	35.4	(19.7)	55.1
Cash from Operating Activities	**315.8**	**222.4**	**93.4**
Capital Expenditure	(98.7)	(67.7)	(31.0)
Proceeds from sale of assets and investments	17.7	14.7	3.0
Operating Cash Flow less Operating Investment Activities	**234.8**	**169.4**	**65.4**
Interest paid less interest received	(23.3)	(25.6)	2.3
Tax paid less tax refunds	(22.7)	(30.1)	7.4
Dividends Paid	(61.2)	(61.2)	-
Treasury Shares, Liquid Securities, Dividends Received	(12.3)	(3.8)	(8.5)
Net Cash Flow	**115.3**	**48.7**	**66.6**

Use of Cash

	2008	2007
Used to repay debt	9.6	142.3
Net increase/(decrease) in cash and cash equivalents	105.4	(91.9)
Movement in short term investments	0.3	(1.7)
	115.3	**48.7**

Reconciliation to Net Debt

	2008	2007
Exchange Gains on Cash, Overdrafts & Borrowings	11.5	(5.0)
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	**126.8**	**43.7**

* *Operating Profit per accounts*

The Group's ability to generate cash from operations continues to be one of its principal strengths. During the year, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, increased by US$93.4 million from US$222.4 million to US$315.8 million, an increase of 42%.

This stronger cash flow was primarily due to the increase of US$31.0 million in Profit before Interest and Tax and to the improvement in working capital management. In the year, cash flow was improved by a reduction in working capital (excluding currency effects) by US$35.4 million and this, compared to an increase in working capital (excluding currency effects) of US$19.7 million last year, resulted in a total year-on-year cash flow improvement of US$55.1 million.

Working Capital and Provisions

Overall, working capital and provisions (excluding interest payable which reduced by US$7.2 million in the year) reduced by US$5.6 million, from US$356.8 million to US$351.2 million. This can be explained as follows:

$ millions	Increase/ (Decrease)
Exchange rate impact	31.2
Other Movements	(1.4)
Increase/(decrease) in working capital	(35.4)
Net increase/(decrease) in working capital	(5.6)

Trade and other receivables increased by US$46.7 million, from US$458.9 million to US$505.6 million. US$41.3 million of this increase was due to currency translation changes. Excluding currency translation effects and an increase of US$0.7 million due to a receivable from the sale of an associate company, trade and other receivables increased by US$4.7 million. Trade receivables amounted to US$430.7 million at 31st March 2008, of which 97% was current or aged less than 60 days past due. Daily Sales Outstanding for the Group decreased from 69 days to 68 days reflecting, in particular, improved receivables management in the North American operations.

Trade and other payables, excluding interest payable, increased by US$61.4 million, from US$289.7 million to US$351.1 million. Included in the increase is US$26.0 million of currency translation changes. Excluding currency translation effects, trade and other payables increased by US$35.4 million, mainly due to improved payment terms negotiated with suppliers.

Stocks and work in progress increased by US$18.8 million, from US$251.1 million to US$269.9 million. Included in the increase was US$22.9 million of currency translation changes. Excluding currency translation effects, stocks and work in progress reduced by US$4.1 million, or 1.6%. After adjusting for the currency effects, the sales to stock ratio was improved from 8.3 last year to 8.6 due mainly to improved inventory management in the North American operations and Parlex.

Long-term and short-term provisions were increased by US$9.6 million in the year, from US$63.6 million to US$73.2 million. US$6.9 million of this increase was due to currency translation changes, and US$2.1 million was due to movements in pension and hedging reserves.

Overall the reduction in working capital can be summarized as follows:

$ millions	Increase/ (Decrease)
Debtors	4.7
Creditors	(35.4)
Stock	(4.1)
Provisions	(0.6)
Net increase/(decrease) in working capital	(35.4)

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure increased by US$31.0 million in the year, from US$67.7 million to US$98.7 million. The Group's initiative to set up new facilities and practices related to a new Corporate and Business Unit operating model resulted in some one-time costs. The underlying recurring rate of capital expenditure remained close to depreciation levels.

Proceeds from the sale of assets and investments were US$17.7 million, US$3.0 million higher than last year, primarily due to the disposal of land and buildings and the sale of MiCS MicroChemical Systems SA, a non-core business.

Interest and Tax

Interest paid less interest received was US$23.3 million. This reduction from prior year results mainly from the increase in net cash balances and the reduction in interest rates on debt.

Taxes paid, net of refunds, amounted to US$22.7 million, US$7.4 million lower than last year. Tax refunds were received in the year which relate to the businesses in Germany and Switzerland for prior tax years.

Dividends

The Final Dividend of US$40.0 million for the fiscal year 2006-2007 was paid in the year as well as the current year's interim dividend of US$21.2 million.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss, to total equity) was 26%, down from 44% at 31st March 2007.

The lowering of the net borrowings position this year has been enabled mainly by an improved profit performance and by improvements in working capital management, as shown in the table and noted in the comments above.

Net borrowings (total long and short term borrowings net of cash and other financial assets at fair value through profit or loss) reduced overall by US$126.8 million during the year, from US$423.3 million to US$296.5 million. This overall reduction in the net borrowings position results from an increase of US$105.4 million in cash and cash equivalents, a US$9.6 million reduction in borrowings, a US$0.3 million increase in short term investments and an increase of US$11.5 million due to the translation effect of a strong Euro and other currencies on our bank balances and borrowings held in foreign currency.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities provided by its principal relationship banks, which exceed US$240.0 million.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG the major sales generating currencies continue to be the US dollar, the Euro and the Japanese yen. For the period to 31st March 2008, 45% of the sales of these business units were in US dollars, 38% in Euro and the rest in other currencies such as Japanese yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese yen. Aside from the US dollar and the Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

The monitoring and assessment of certain governance matters are allocated to four committees: Audit Committee, Remuneration Committee, Nomination And Corporate Governance Committee and Board Committee which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2008 of the Company.

Code on Corporate Governance Practices

During the year ended 31st March 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the year ended 31st March 2008. No incident of non-compliance was noted by the Company to date in 2007/08.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF ANNUAL RESULTS

The Company's annual results for the year ended 31st March 2008 has been reviewed by the Audit Committee and the auditor of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

PUBLICATION OF RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Annual Report 2008 will be despatched to the shareholders and available on the same websites on or about 30th June 2008.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 6th June 2008

Website: www.johnsonelectric.com



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

CHANGE OF HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") announces that the head office and principal place of business of the Company in Hong Kong has been changed to the following address with effect from 12th June 2008:

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 12th June 2008

Website: www.johnsonelectric.com



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at Salon 6, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 24th July 2008 at 11:30 a.m. for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2008;

2. To declare a final dividend in respect of the year ended 31st March 2008;

3. To re-elect the following Directors:

   (a) Ms. Yik-Chun Koo Wang as a non-executive director;

   (b) Mr. Peter Stuart Allenby Edwards as an independent non-executive director;

   (c) Mr. Patrick Blackwell Paul as an independent non-executive director;

   (d) Prof. Michael John Enright as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditor and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT:**

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT:**

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock

Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 30th June 2008

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, New Territories, Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Monday, 21st July 2008 to Thursday, 24th July 2008, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712 – 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:30 p.m. on Friday, 18th July 2008.

4. As at the date of this announcement, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar de Paula Bernardes Neto	*Independent Non-Executive Director*